Filed Pursuant to Rule 424(b)(4)
Registration No. 333-116252 and 333-117049

PROSPECTUS

4,600,000 Shares

COMMON STOCK

Pharmion Corporation is offering 4,600,000 shares of its common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “PHRM.” On June 30, 2004, the reported last sale price of our common stock was $48.92 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

PRICE $48 A SHARE

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Pharmion

Per Share	$48.00	$2.88	$45.12
Total	$220,800,000	$13,248,000	$207,552,000

We have granted the underwriters the right to purchase up to an additional 690,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on July 7, 2004.

MORGAN STANLEY

BEAR, STEARNS & CO. INC.

JPMORGAN

PACIFIC GROWTH EQUITIES, LLC

June 30, 2004

THALIDOMIDE
PHARMION
50MG HARD CAPSULES
Thalidomide
Pharmion Ltd
United Kingdom
28 hard capsules
For oral use
Each capsule contains 50 mg of Thalidomide
PHARMION

- Approved and marketed in Australia, New Zealand and Turkey for relapsed and refractory multiple myeloma
- Sold on a compassionate use or named patient basis pending full regulatory approval in Europe
- Marketing rights in all countries outside North America, Japan, China, Taiwan and Korea licensed from Celgene Corporation

NDC 67211-102-01
Vidaza™
(azacitidine for injectable suspension)
FOR SUBCUTANEOUS USE ONLY
100 MG SINGLE-USE VIAL
Rx only
PHARMION

- Approved by the FDA in the U.S. in May 2004 for all subtypes of MDS
- Global marketing rights licensed from Pharmacia & Upjohn Company

NDC 67211-342-53
20,000 anti-Xa IU per mL
Innohep®
(tinzaparin sodium injection)
For dosage see accompanying product information.
Keep out of reach of children.
Store at 25°C (77°F); excursions permitted to 15°-30°C (59°-86°F)
[See USP Controlled Room Temperature].
FOR SUBCUTANEOUS USE ONLY
10 X 2 ML MULTI-DOSE VIALS
Rx only
PHARMION

- Approved and marketed in the U.S.
- U.S. marketing rights licensed from Leo Pharma A/S

PRESCRIPTION ONLY MEDICINE
KEEP OUT OF REACH OF CHILDREN
Refludan® 50 mg
powder for injection or infusion
lepirudin (rys) 50 mg
EXP:
LOT:
AUST R 73442
10 vials each containing 50 mg
For intravenous use
PHARMION

- Approved and marketed in Europe and Australia
- Marketing rights in all countries outside North America licensed from Schering AG

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

      For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing in the back of this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

PHARMION CORPORATION

      We are creating a global pharmaceutical company focused on acquiring, developing and commercializing innovative products for the treatment of hematology and oncology patients. We have established our own regulatory, development and sales and marketing organizations covering the U.S., Europe and Australia. We have also developed a third party distributor network to serve the hematology and oncology markets in 22 additional countries throughout Europe, the Middle East and Asia. To date, we have acquired the rights to four products. Thalidomide Pharmion 50mgTM is being sold by us on a compassionate use or named patient basis in Europe and other international markets while we pursue marketing authorization from the European Agency for the Evaluation of Medicinal Products, or EMEA. VidazaTM was recently approved for marketing in the U.S. and we expect to begin marketing and selling this product in July 2004. In addition, we sell Innohep® in the U.S. and Refludan® in Europe and other international markets. These products were obtained through licensing arrangements with companies including Celgene Corporation, Pharmacia & Upjohn Company, now a part of Pfizer, Inc., LEO Pharma A/S and Schering AG. With our combination of regulatory, development and commercial capabilities, we intend to continue to build a balanced portfolio of approved and pipeline products targeting the hematology and oncology markets.

      Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. In particular, we are an early-stage company with a limited operating history and limited revenues derived from operations. We have a history of significant losses, including net losses of $9.8 million for the three months ended March 31, 2004. As of March 31, 2004, we had an accumulated deficit of $130.4 million. Given that we expect to continue making substantial expenditures to further develop and commercialize our products, it is unclear when, if at all, we will become profitable.

      Our current product portfolio consists of the following four products:

•	Thalidomide Pharmion 50mg (thalidomide)— Thalidomide has become a standard of care for the treatment of relapsed and refractory multiple myeloma, a cancer of the plasma cells in the bone marrow and the second most common form of cancer in the blood. We have licensed the marketing rights to thalidomide from Celgene and Penn T Limited for all countries outside of North America, Japan, China, Taiwan and Korea. We estimate that there are approximately 70,000 multiple myeloma patients in the E.U. and Australia, with approximately 22,000 new cases annually.

We have taken several steps toward obtaining regulatory approval and commercializing thalidomide in Europe, Australia and elsewhere. During June 2003, we began selling thalidomide on a compassionate use or named patient basis under a stringent risk management program in Europe while we actively seek full regulatory approval for this drug in Europe and several additional countries. Since commencing named patient and compassionate use sales of thalidomide, our thalidomide sales have increased from $1.9 million in the second quarter of 2003 to $12.6 million in the first quarter of 2004. In May 2004, we withdrew our thalidomide relapsed/refractory multiple myeloma applications from the EMEA. We plan to resubmit one or more applications with additional data from ongoing clinical studies evaluating thalidomide as a treatment for relapsed/refractory or newly diagnosed multiple myeloma patients, or both. We intend to continue to make compassionate use and named patient sales in Europe until we receive European regulatory approval for thalidomide. In addition, the regulatory authorities in Australia, New Zealand and Turkey have approved the use of Thalidomide Pharmion 50mg for relapsed and refractory multiple myeloma and erythema nodosum leprosum, or ENL. Although thalidomide has become a standard of care for the treatment of relapsed/refractory multiple myeloma, these regulatory approvals represent the first, and to date only, regulatory approvals for this indication. To promote the safe use of thalidomide, we have implemented the Pharmion Risk Management Program, or PRMPTM. Enrollment in the PRMP is obligatory before any patient can be given

Thalidomide Pharmion 50mg and strict guidelines must be adhered to both prior to and during the course of thalidomide therapy.

•	Vidaza (azacitidine)— On May 19, 2004, we received full approval from the Food and Drug Administration, or FDA, to market Vidaza for the treatment of all subtypes of myelodysplastic syndromes, or MDS, including both low and high-risk patients. Vidaza is the first and only drug currently approved for the treatment of MDS and is the first of a new class of drugs known as demethylating agents to be approved. We expect to begin marketing and selling Vidaza in the U.S. in July 2004.

MDS is a bone marrow disorder characterized by the production of abnormally functioning, immature blood cells. According to the American Cancer Society, or ACS, the exact number of cases of MDS in the U.S. is unknown, but most estimates are between 10,000 and 30,000 new cases each year. According to the ACS, these numbers appear to be increasing each year. We estimate there are approximately 40,000 MDS patients throughout the U.S. with similar incidence and prevalence rates in the E.U.

We obtained worldwide rights to this product from Pharmacia. We anticipate submitting an application for marketing authorization in Europe and a similar filing in Australia in the second half of 2004.

•	Innohep® (tinzaparin)— Innohep® is a low molecular weight heparin approved in the U.S. for the treatment of deep vein thrombosis, or DVT, which occurs when a blood clot develops in the deep veins of the legs. We licensed the U.S. rights to this product from LEO Pharma A/S, which markets Innohep® in Europe and several additional countries. Cancer patients are particularly at risk to develop DVT, either from the disease itself or as a side effect of certain cancer treatments. We relaunched Innohep® as a treatment for DVT in cancer patients in the fourth quarter of 2002, and used this drug to establish our U.S. sales and marketing organization.

•	Refludan® (lepirudin)— Refludan® is an antithrombin agent approved in the U.S., Europe and several additional countries for the treatment of heparin-induced thrombocytopenia, or HIT, an allergic, adverse immune response to heparin, resulting in an absence of sufficient cell platelets to enable blood clotting. We licensed rights to this product in all countries outside of the U.S. and Canada from Schering AG. We began selling Refludan® in Europe and Australia in the third quarter of 2002. While we have only limited expectations for the growth of this product, we have used Refludan® to establish our European and Australian sales and marketing organizations.

      Since only Thalidomide Pharmion 50mg and Refludan® have any patent protection under issued patents, we expect to rely in large part on orphan drug exclusivity, trade secrets, process patents, know-how and continuing technological innovations to protect our intellectual property.

      We believe there are significant opportunities available for a global pharmaceutical company with a focus on the hematology and oncology markets. The hematology and oncology markets are characterized by a number of disorders with high rates of recurrence and a limited response from current therapies or treatments, many of which include severe side effects. New hematology and oncology product candidates addressing unmet medical needs or providing a superior safety profile are frequently the subject of expedited regulatory reviews and, if approved and effective, can experience rapid adoption rates. While the overall global hematology and oncology markets are substantial, many drugs directed at hematology and oncology patients treat relatively small patient populations or subsets of patients with a specific cancer type. Because large, multinational pharmaceutical companies are increasingly seeking products with very large revenue potential, they often do not devote resources to develop drugs they discover with the potential to treat these patient populations, presenting us the opportunity to license, develop and market these drugs. There are also a large number of emerging biotechnology companies doing research in hematology and oncology, many of which do not have the global commercial and regulatory capabilities that we have. We believe we can be the regional or global partner of choice for these companies, particularly for compounds that target smaller patient populations.

      We have established a sales, marketing and distribution organization with global capabilities that distinguishes us from other companies of a similar size. In addition to our own sales organizations in the U.S., Europe and Australia, we have access to the hematology and oncology markets in 22 additional countries through relationships with our third party distributors. We believe that we can effectively reach the hematology and oncology markets with a relatively small sales organization that targets hematologists and oncologists who prescribe high volumes of cancer therapies and key opinion leaders that significantly influence the types of drugs prescribed by this group of physicians. In each of our markets, we are continuing to develop highly-trained sales forces that target the hematology and oncology communities in conjunction with medical education specialists focused on advocate development, educational forums, clinical data publications and clinical development strategies. In connection with the launch of Vidaza, we have substantially increased the size of our U.S. sales and marketing organization. Having teams in place calling on key hematologists and oncologists is helpful not only to our sales and marketing efforts for our current products, but also makes us a more attractive partner for companies with drugs targeted to this group of physicians. By managing the global sales and marketing of our products either on our own or with our partners, we believe we can provide uniform marketing programs and consistent product positioning and labeling. In addition, we seek consistent pricing across these markets to maximize the commercial potential of our products and reduce the risk of parallel imports and reimportation.

      We have assembled a team of highly-experienced regulatory professionals with multinational expertise in obtaining regulatory approvals for new drugs and maintaining compliance with the regulations governing the sales, marketing and distribution of pharmaceutical products. We believe our regulatory experience enables us to devise timely and cost-efficient strategies to obtain regulatory approvals for new drugs, and to choose the regulatory pathway that allows us to get a product to market as quickly as possible. We can use our resources efficiently to generate a regulatory submission that can be used in multiple jurisdictions. Our global regulatory expertise is an essential element of effectively evaluating and developing late-stage product candidates. We believe that this provides us with a competitive advantage in attracting biotechnology and pharmaceutical companies with products in development that they want to out-license.

      We intend to continue to acquire or in-license rights to late-stage development and approved products to more fully exploit our regulatory, sales and marketing capabilities. Our product licenses thus far have been structured to minimize up front, guaranteed or milestone payments, with the majority of the payments to the licensor coming from royalties paid on future sales of the acquired product. This has enabled us to limit our capital outlay for product licenses, deferring most of the payments for licensed products until these products generate revenue.

Corporate Information

      We were incorporated in Delaware in August 1999 and commenced operations in January 2000. Our principal executive offices are located at 2525 28th Street, Boulder, Colorado 80301, and our telephone number is (720) 564-9100. Our website is located at www.pharmion.com. The information on our website is not a part of this prospectus.

      References in this prospectus to “we,” “us” and “our” refer to Pharmion Corporation and its subsidiaries. All trademarks or trade names referred to in this prospectus are the property of their respective owners. We have licensed the right to use the registered trademarks Innohep® and Refludan® from LEO Pharma A/S and Schering AG, respectively.

THE OFFERING

Common stock offered	4,600,000 shares

Common stock to be outstanding after this offering	29,894,763 shares

Use of proceeds	We expect to use the proceeds of this offering to further develop and commercialize our existing product portfolio, to expand our sales and marketing organization, to acquire or in-license additional late-stage or approved products, and for general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	PHRM

The number of shares to be outstanding immediately after this offering is based on 25,294,763 shares of our common stock outstanding as of March 31, 2004, and excludes:

•	1,812,627 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2004, with exercise prices ranging from $.40 to $22.48 per share and a weighted average exercise price of $4.75 per share;

•	849,693 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2004, with exercise prices ranging from $8.36 to $11.00 per share and a weighted average exercise price of $9.68 per share; and

•	1,082,382 shares of common stock reserved for future grants under our stock option plans as of March 31, 2004. On June 2, 2004, the number of shares of common stock reserved for future grants under our stock option plans increased by 550,000 shares pursuant to provisions in our stock option plans that permit automatic increases in their share reserves each year, as more fully described in “Management— Stock Option Plans.”

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise by the underwriters of their right to purchase up to an additional 690,000 shares to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data for the four years ended December 31, 2003 are derived from our audited consolidated financial statements and the audited consolidated financial statements for the three years ended December 31, 2003 are included elsewhere in this prospectus. The summary consolidated financial data for the three months ended March 31, 2003 and 2004 and as of March 31, 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the three months ended March 31, 2004 should not be considered indicative of results expected for the full fiscal year.

					Three Months Ended
	Year Ended December 31,				March 31,

	2000	2001	2002	2003(1)	2003	2004

					(unaudited)

	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Net sales	$—	$—	$4,735	$25,539	$1,658	$15,721
Operating expenses:
Cost of sales	—	—	1,575	11,462	779	6,309
Clinical, regulatory and development	972	6,009	15,049	24,616	5,578	6,553
Selling, general and administrative	3,664	8,322	23,437	36,109	9,121	10,948
Product rights amortization	—	—	375	1,972	201	725

Total operating expenses	4,636	14,331	40,436	74,159	15,679	24,535

Loss from operations	(4,636)	(14,331)	(35,701)	(48,620)	(14,021)	(8,814)
Other income (expense)— net	190	621	1,109	(154)	219	(73)

Loss before taxes	(4,446)	(13,710)	(34,592)	(48,774)	(13,802)	(8,887)
Income tax expense	—	—	105	1,285	91	922

Net loss	(4,446)	(13,710)	(34,697)	(50,059)	(13,893)	(9,809)
Accretion to redemption value of redeemable convertible preferred stock	(409)	(2,458)	(8,576)	(10,091)	(2,825)	—

Net loss attributable to common stockholders	$(4,855)	$(16,168)	$(43,273)	$(60,150)	$(16,718)	$(9,809)

Net loss attributable to common stockholders per common share, basic and diluted	$(7.28)	$(23.99)	$(57.58)	$(14.70)	$(21.29)	$(.40)
Shares used in computing net loss attributable to common stockholders per common share, basic and diluted	667,000	673,822	751,525	4,093,067	785,287	24,349,920
Pro forma net loss attributable to common stockholders per common share, assuming conversion of preferred stock, basic and diluted (unaudited)(2)				$(2.66)	$(.78)
Shares used in computing pro forma net loss attributable to common stockholders per common share, assuming conversion of preferred stock, basic and diluted (unaudited)(2)				18,791,015	17,816,213

	As of March 31, 2004

	Actual	As Adjusted(3)

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$77,416	$284,368
Working capital	77,113	284,065
Total assets	134,953	341,905
Long-term liabilities	7,017	7,017
Accumulated deficit	(130,368)	(130,368)
Total stockholders’ equity	108,254	315,206

(1)	We acquired Laphal Développement S.A. on March 25, 2003 and its operations are included in our results since that date.

(2)	The pro forma net loss attributable to common stockholders per common share and the shares used in computing pro forma net loss attributable to common stockholders per common share reflect the conversion of all outstanding shares of our redeemable convertible preferred stock as of January 1, 2003, or the date of issuance, if later. On November 12, 2003, immediately prior to the closing of our initial public offering, all of our then outstanding shares of preferred stock converted into 17,030,956 shares of common stock.

(3)	As adjusted amounts reflect our sale of 4,600,000 shares in this offering at a public offering price of $48.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in shares of our common stock. If any of the following risks occur, the value of our common stock could decline.

Risks Related to Our Business

     We have a history of net losses, and may not achieve or maintain profitability.

      We have incurred net losses since our inception, including a net loss of $9.8 million for the three months ended March 31, 2004. As of March 31, 2004, we had an accumulated deficit of $130.4 million. We expect to make substantial expenditures to further develop and commercialize our products, including costs and expenses associated with completing clinical trials, seeking regulatory approvals and marketing of our products. We will need to generate significantly greater revenues to achieve and then maintain profitability. As a result, we are unsure when we will become profitable, if at all. If we fail to achieve profitability within the time frame expected by investors or securities analysts, the market price of our common stock may decline.

     We have a limited operating history.

      We have a limited operating history. Accordingly, you must consider our prospects in light of the risks and difficulties encountered by companies in the early stage of development. As an early-stage company, we have yet to fully prove our business plan. We have not yet achieved full regulatory approval for Thalidomide Pharmion 50mg or, outside of the U.S., for Vidaza.

     We may not receive regulatory approvals for Thalidomide Pharmion 50mg or, outside of the U.S., for Vidaza, or approvals may be delayed.

      Our ability to fully commercialize Thalidomide Pharmion 50mg is subject to regulatory approval by governmental authorities in Europe and our other markets, and our ability to commercialize Vidaza outside the U.S. is subject to regulatory approval by governmental authorities in Europe and elsewhere. We cannot assure you that the results of the clinical trials conducted, we intend to conduct or we are required to conduct for Thalidomide Pharmion 50mg and Vidaza will support our applications for these regulatory approvals. The timing of our submissions, the outcome of reviews by the applicable regulatory authorities in each relevant market, and the initiation and completion of clinical trials are subject to uncertainty, change and unforeseen delays. Moreover, favorable results in later stage clinical trials do not ensure regulatory approval to commercialize a product. Some companies that have believed their products performed satisfactorily in clinical trials have nonetheless failed to obtain regulatory approval of their products. We will not be able to market Thalidomide Pharmion 50mg or Vidaza in any country where the drug is not approved, and if Thalidomide Pharmion 50mg or Vidaza is not approved for sale in a market where we have acquired rights to the product, we will only be able to sell it in such market, if at all, on a compassionate use or named patient basis, which may limit sales and revenues.

     Thalidomide’s history of causing birth defects may prevent it from becoming commercially successful.

      At the time thalidomide first came on the market in the late 1950’s and into the early 1960’s, it was not known that the drug could cause birth defects in babies born to women who had taken the drug while pregnant. Although no proper census was ever taken, it has been estimated that there were between 10,000 and 20,000 babies born with birth defects as a result of thalidomide. The majority of these births were in the U.K. and Germany, two of our largest target markets for sales of Thalidomide Pharmion 50mg. As a result, thalidomide’s historical reputation in our target markets may delay or prevent regulatory approval in Europe or may present a substantial barrier to its market acceptance. Thalidomide’s potential for causing severe birth defects and its negative historical reputation may limit the extent of its market acceptance among both doctors and patients, despite the efficacy that it has been proven to have in patients afflicted with a number of different diseases. In addition, any report of a birth defect attributed to the current use of thalidomide could result in a material decrease in our sales of thalidomide, and may result in the forced withdrawal of thalidomide from the market.

     Despite the receipt of U.S. regulatory approval and even if European regulatory authorities approve Vidaza for the treatment of the diseases we are targeting, Vidaza may not be commercially successful.

      Despite the receipt of U.S. regulatory approval and even if Vidaza receives regulatory approval in Europe, patients, physicians and third party payors may not readily accept it, which would limit its sales. Acceptance will be a function of Vidaza being clinically useful and demonstrating superior therapeutic effect with an acceptable side effect profile as compared to currently existing or future treatments. In addition, even if Vidaza does achieve market acceptance, we may not be able to maintain that market acceptance over time if new products are introduced that are more favorably received than Vidaza or render Vidaza obsolete.

     If the third party manufacturers upon whom we rely fail to produce our products in the volumes that we require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the commercialization of, or be unable to meet demand for, our products and may lose potential revenues.

      We do not manufacture any of our products and we do not plan to develop any capacity to do so. We have contracted with third-party manufacturers to manufacture each of our four products. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, especially in scaling up initial production. These problems include difficulties with production costs and yields, quality control and assurance and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Our third-party manufacturers may not perform as agreed or may terminate their agreements with us.

      We do not have alternate manufacturing plans in place at this time. The number of third-party manufacturers with the expertise, required regulatory approvals and facilities to manufacture bulk drug substance on a commercial scale is extremely limited, and it would take a significant amount of time to arrange for alternative manufacturers. If we need to change to other commercial manufacturers, the FDA and comparable foreign regulators must approve these manufacturers’ facilities and processes prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in or independently develop the processes necessary for the production of our products.

      Any of these factors could cause us to delay or suspend clinical trials, regulatory submissions, required approvals or commercialization of our products or product candidates, entail higher costs and result in our being unable to effectively commercialize our products. Furthermore, if our third-party manufacturers fail to deliver the required commercial quantities of bulk drug substance or finished product on a timely basis and at commercially reasonable prices, and we are unable to promptly find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volume and on a timely basis, we would likely be unable to meet demand for our products and we would lose potential revenues.

     We may not be able to obtain sufficient product liability insurance on commercially reasonable terms or with adequate coverage for Thalidomide Pharmion 50mg.

      Historically, the vast majority of product liability insurers have been unwilling to write any product liability coverage for thalidomide. Although we currently have product liability coverage for Thalidomide Pharmion 50mg that we believe is appropriate, if our sales of this product grow in the future, our current coverage may be insufficient. We may be unable to obtain additional coverage on commercially reasonable terms if required, or our coverage may be inadequate to protect us in the event claims are asserted against us. In addition, we might be unable to renew our existing level of coverage if there were a report of a birth defect attributable to the current use of thalidomide, whether or not sold by us.

     If we breach any of the agreements under which we license commercialization rights to products or technology from others, we could lose license rights that are important to our business.

      We license commercialization rights to products and technology that are important to our business, and we expect to enter into similar licenses in the future. For instance, we acquired our first four products through exclusive licensing arrangements. Under these licenses we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach these license agreements, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. In particular, if we fail to obtain the required regulatory approvals to market and sell thalidomide in the U.K. by November 2006, Celgene Corporation has the right to terminate their license agreement with us on thirty days notice. Loss of any of these licenses or the exclusivity rights provided therein could harm our financial condition and operating results.

     Our failure to successfully acquire, develop and market additional product candidates or approved products would impair our ability to grow.

      As part of our growth strategy, we intend to acquire, develop and market additional products and product candidates. Because we neither have, nor currently intend to establish, internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license products to us. The success of this strategy depends upon our ability to identify, select and acquire the right pharmaceutical product candidates and products. To date, we have in-licensed rights to four products, and our only product acquisitions have been those associated with our acquisition of Laphal.

      Any product candidate we license or acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any products that we develop or acquire that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace.

      Proposing, negotiating and implementing an economically viable acquisition is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of product candidates and approved products. We may not be able to acquire the rights to additional product candidates and approved products on terms that we find acceptable, or at all.

     We face substantial competition, which may result in others commercializing competing products before or more successfully than we do.

      Our industry is highly competitive. Our success will depend on our ability to acquire, develop and commercialize products and our ability to establish and maintain markets for our products. Potential competitors in North America, Europe and elsewhere include major pharmaceutical companies, specialized pharmaceutical companies and biotechnology firms, universities and other research institutions. Many of our competitors have substantially greater research and development capabilities and experience, and greater manufacturing, marketing and financial resources, than we do. Accordingly, our competitors may develop or license products or other novel technologies that are more effective, safer or less costly than our existing products or products that are being developed by us, or may obtain regulatory approval for products before we do. Clinical development by others may render our products or product candidates noncompetitive.

      Other pharmaceutical companies may develop generic versions of our products that are not subject to patent protection or otherwise subject to orphan drug exclusivity or other proprietary rights. Governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for these generic products. Increased competition from the sale of competing generic pharmaceutical products could cause a material decrease in revenue from our products.

      The primary competition and potential competition for our products currently are:

•	Thalidomide Pharmion 50mg: VelcadeTM, from Millennium Pharmaceuticals Inc., and RevlimidTM, from Celgene Corporation;

•	Vidaza: Thalomid® and RevlimidTM, each from Celgene, and DacogenTM, from Supergen Inc.;

•	Innohep®: Lovenox®, from Aventis, Fragmin®, from Pharmacia Corporation and Arixtra, from Sanofi-Synthelabo; and

•	Refludan®: Argatroban, from GlaxoSmithKline plc.

     Our failure to raise additional funds in the future may affect the development and sale of our products.

      Our operations to date have generated substantial and increasing needs for cash. The development and approval of our product candidates and the acquisition and development of additional products or product candidates by us, as well as the expansion of our sales, marketing and regulatory organizations, will require a commitment of substantial funds. Our future capital requirements are dependent upon many factors and may be significantly greater than we expect.

      We believe, based on our current operating plan, including anticipated sales of our products, that our cash, cash equivalents and marketable securities as of the consummation of this offering will be sufficient to fund our operations for the foreseeable future. If our existing resources are insufficient to satisfy our liquidity requirements due to slower than anticipated sales of our products or otherwise, or if we acquire additional products or product candidates, we may need to sell additional equity or debt securities. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development, commercialization or expansion activities, which could harm our financial condition and operating results.

     We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

      Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on our senior management, especially Patrick J. Mahaffy, our President and Chief Executive Officer, and Judith A. Hemberger, our Executive Vice President and Chief Operating Officer, whose services are critical to the successful implementation of our product acquisition, development and regulatory strategies. Each of Mr. Mahaffy and Dr. Hemberger has entered into an employment agreement with us for a term that runs until the agreement is otherwise terminated by us or them. Their employment agreements provide that they cannot compete with us for a period of one year after their employment with us is terminated. If we lose their services or the services of one or more of the other members of our senior management or other key employees, our ability to successfully implement our business strategy could be seriously harmed. We are not aware of any present intention of any of these individuals to leave our company. We do not maintain material amounts of key person life insurance on any of the members of our senior management. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel.

     We have only limited patent protection for our current products, and we may not be able to obtain, maintain and protect proprietary rights necessary for the development and commercialization of our products or product candidates.

      Our commercial success will depend in part on obtaining and maintaining a strong proprietary position for our products both in the U.S., Europe and elsewhere. Of our four current products, only Thalidomide Pharmion 50mg and Refludan® currently have any patent protection under issued patents. As a result, we must rely in large part on orphan drug exclusivity, trade secrets, process patents, know-how and continuing technological innovations to protect our intellectual property and to enhance our competitive position. Even if we are granted orphan drug exclusivity, competitors are not prohibited from developing or marketing different drugs for an indication. As a result, the competitive advantage gained by orphan drug exclusivity can be overcome by other products. Until we are granted a marketing authorization, while we are selling Thalidomide Pharmion 50mg on a compassionate use and named patient basis, we do not have orphan drug exclusivity, which means competitors may sell thalidomide in our markets.

      We also rely on protection derived from trade secrets, process patents, know-how and technological innovation. To maintain the confidentiality of trade secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and collaborators upon the commencement of a relationship with us. However, we may not obtain these agreements in all circumstances. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets, know-how and other proprietary information could harm our operating results, financial condition and future growth prospects. Furthermore, others may have developed, or may develop in the future, substantially similar or superior know-how and technology.

      We intend to seek patent protection whenever it is available for any products or product candidates we acquire in the future. However, any patent applications for future products may not issue as patents, and any patent issued on such products may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued on products we may acquire in the future may not be sufficiently broad to prevent third parties from commercializing competing products. In addition, the laws of various foreign countries in which we compete may not protect the intellectual property on which we may rely to the same extent as do the laws of the U.S. If we fail to obtain adequate patent protection for our products, our ability to compete could be impaired.

     Fluctuations in our operating results could affect the price of our common stock.

      Our operating results may vary significantly from period to period due to many factors, including the amount and timing of sales of our products, the availability and timely delivery of a sufficient supply of our products, the timing and expenses of preclinical and clinical trials, announcements regarding clinical trial results and product introductions by us or our competitors, the availability and timing of third-party reimbursement and the timing of regulatory submissions and approvals. If our operating results do not match the expectations of securities analysts and investors as a result of these and other factors, the trading price of our common stock will likely decrease.

     We may undertake acquisitions in the future and any difficulties from integrating such acquisitions could damage our ability to attain or maintain profitability.

      We may acquire additional businesses, products or product candidates that complement or augment our existing business. To date, our only experience in acquiring and integrating a business involved our acquisition of Laphal in March 2003. Integrating any newly acquired business or product could be expensive and time-consuming. We may not be able to integrate any acquired business or product successfully or operate any acquired business profitably. Moreover, we may need to raise additional funds through public or private debt or equity financing to make acquisitions, which may result in dilution for stockholders and the incurrence of indebtedness.

     Our business is subject to economic, political, regulatory and other risks associated with international sales and operations.

      Since we sell our products in Europe, Australia and many additional countries, our business is subject to risks associated with conducting business internationally. We anticipate that revenue from international operations will continue to represent a substantial portion of our total revenue. In addition, a number of our suppliers are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	difficulties in compliance with foreign laws and regulations;

•	changes in foreign regulations and customs;

•	changes in foreign currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements or other restrictive actions by the U.S. or foreign governments;

•	negative consequences from changes in tax laws;

•	difficulties associated with staffing and managing foreign operations;

•	longer accounts receivable cycles in some countries; and

•	differing labor regulations.

Risks Related to Our Industry

     Our ability to generate revenue from our products will depend on reimbursement and drug pricing policies and regulations.

      Our ability to achieve acceptable levels of reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract collaborative partners to invest in the development of, product candidates. We cannot be sure that reimbursement in the U.S., Europe or elsewhere will be available for any products we may develop or, if already available, will not be decreased or eliminated in the future. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products, and may not be able to obtain a satisfactory financial return on our products.

      Third-party payors increasingly are challenging prices charged for medical products and services. Also, the trend toward managed health care in the U.S. and the changes in health insurance programs, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any products that may be offered by us. Cost-cutting measures that health care providers are instituting, and the effect of any health care reform, could harm our ability to sell any products that are successfully developed by us and approved by regulators. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect this legislation or regulation would have on our business. In the event that governmental authorities enact legislation or adopt regulations which affect third-party coverage and reimbursement, demand for our products may be reduced thereby harming our sales and profitability.

     If product liability lawsuits are brought against us, we may incur substantial liabilities.

      The clinical testing and commercialization of pharmaceutical products involves significant exposure to product liability claims. If losses from such claims exceed our liability insurance coverage, we may incur substantial liabilities. Whether or not we were ultimately successful in product liability litigation, such litigation could consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. We may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses. If we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be harmed.

     If our promotional activities fail to comply with the regulations and guidelines of the various relevant regulatory agencies, we may be subject to warnings or enforcement action that could harm our business.

      Physicians may prescribe drugs for uses that are not described in the product’s labeling for uses that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These “off-label” uses are common across medical specialties and may constitute the best treatment for many patients in varied circumstances. Regulatory authorities generally do not regulate the behavior of physicians in their choice of treatments. Regulatory authorities do, however, restrict communications on the subject of off-label use. Companies cannot actively promote approved drugs for off-label uses, but in some countries outside of the E.U., including the U.S., they may disseminate to physicians articles published in peer-reviewed journals, like The New England Journal of Medicine and The Lancet, that discuss off-label uses of approved products. To the extent allowed, we may disseminate peer-reviewed articles on our products to our physician customers. We believe our promotional activities are currently in compliance with the regulations and guidelines of the various regulatory authorities. If, however, our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. Furthermore, if the discussion of off-label use in peer-reviewed journals, or the dissemination of these articles, is prohibited, it may harm demand for our products.

     We are subject to numerous complex regulatory requirements and failure to comply with these regulations, or the cost of compliance with these regulations, may harm our business.

      The testing, development and manufacturing of our products are subject to regulation by numerous governmental authorities in the U.S., Europe and elsewhere. These regulations govern or affect the testing, manufacture, safety, labelling, storage, record-keeping, approval, advertising and promotion of our products and product candidates, as well as safe working conditions and the experimental use of animals. Noncompliance with any applicable regulatory requirements can result in refusal of the government to approve products for marketing, criminal prosecution and fines, recall or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products or refusal to allow us to enter into supply contracts. Regulatory authorities typically have the authority to withdraw approvals that have been previously granted.

      The regulatory requirements relating to the manufacturing, testing, and marketing of our products may change from time to time. For example, at present, member states in the E.U. are in the process of incorporating into their domestic laws the provisions contained in the E.U. Directive on the implementation of good clinical practice in the conduct of clinical trials. The Directive imposes more onerous requirements in relation to certain aspects of the conduct of clinical trials than are currently in place in many member states. This may impact our ability to conduct clinical trials and the ability of independent investigators to conduct their own research with support from us.

Risks Related to this Offering

     If a significant number of shares of our common stock are sold into the market, the market price of our common stock could significantly decline, even if our business is doing well.

      In connection with this offering, certain of our officers, directors and stockholders owning an aggregate of approximately 11,529,679 million shares of our common stock have agreed to not sell any of these shares, subject to specified exemptions, for a period of 90 days from the date of this prospectus. Sales of a substantial number of these shares of our common stock in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

     Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage, delay or prevent a change in control or management of Pharmion.

      Our amended and restated certificate of incorporation, bylaws, Delaware law and our employment agreements with members of senior management contain provisions which could delay or prevent a third party from acquiring shares of our common stock or replacing members of our board of directors, each of which certificate of incorporation provisions can only be amended or repealed upon the consent of 80% of our outstanding shares. Our amended and restated certificate of incorporation allows our board of directors to issue up to 10,000,000 shares of preferred stock. The board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock, for example by adopting a stockholders’ rights plan.

      Our amended and restated certificate of incorporation also provides that the members of the board are divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws do not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our Chief Executive Officer, Chairman of the Board or a majority of the board of directors are able to call special meetings. The staggering of directors’ terms of office and the limitation on the ability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the board of directors should they desire to do

so. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management. The bylaws also require that stockholders give advance notice to our Secretary of any nominations for director or other business to be brought by stockholders at any stockholders’ meeting. These provisions may delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.

      We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

      The employment agreements with members of our senior management provide that certain benefits will be payable to the executives in the event we undergo a change in control and the termination of the executive’s employment within two years after such change in control for any reason other than for cause, disability, death, normal retirement or early retirement.

     Our stock price has been and may continue to be volatile and your investment in our common stock could suffer a decline in value.

      We completed our initial public offering in November 2003. An active trading market for our common stock may not continue to develop or be sustained. Since our initial public offering, the price of our common stock as reported by the Nasdaq National Market has ranged from a low of $11.00 to a high of $49.79.

      Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results;

•	our announcements or our competitors’ announcements of clinical trial results or new products;

•	changes in our growth rates or our competitors’ growth rates;

•	the timing or results of regulatory submissions or actions with respect to our products;

•	public concern as to the safety of our products;

•	changes in health care, drug pricing or reimbursement policies in a country where we sell our products;

•	our inability to raise additional capital;

•	conditions of the pharmaceutical industry or in the financial markets or economic conditions in general; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the pharmaceutical industry generally.

     If our officers, directors and the venture capital firms with which they are affiliated choose to act together, they could significantly influence matters requiring approval by stockholders and their interests might not always coincide with the interests of other stockholders.

      Our officers and directors, and the venture capital firms with which certain of our directors are affiliated, will beneficially own approximately 31% of our common stock after giving effect to this offering. Accordingly, were these stockholders to act together they would have significant influence on all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

                  This offering will cause dilution in net tangible book value.

      Purchasers in this offering of our common stock will experience immediate and substantial dilution in net tangible book value of $38.56 per share. Additional dilution is likely to occur upon the exercise of options granted by us. To the extent we raise additional capital by issuing equity securities, our stockholders may experience additional substantial dilution.

     We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

      Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, principally in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Generally, you can identify these statements because they use words like “anticipates,” “believes,” “expects,” “future,” “intends,” “plans,” and similar terms. These statements are only our current expectations. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties and risks, including the risks described in this prospectus and other unforeseen risks. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

      We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.

      You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 4,600,000 shares of common stock that we are offering will be approximately $207.0 million, after deducting underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their option to purchase 690,000 additional shares in the offering, we estimate the aggregate net proceeds to us will be approximately $238.1 million.

      We anticipate that we will use the net proceeds from this offering to cover expenses associated with the launch and commercialization of Vidaza, to fund clinical studies in connection with the ongoing development of Vidaza and Thalidomide, as working capital and for general corporate purposes, including the potential acquisition of additional products or product candidates to augment our current portfolio. We have not identified the amounts we plan to spend on each of these areas or the timing of such expenditures, and we will have significant discretion in the use of any net proceeds. We do, however, have fixed contractual obligations, which are summarized in “Management’s Discussion and Analysis of Financial Condition — Contractual Obligations.”

      The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering and progress with the commercial development of our products as well as our clinical development programs. Expenditures will also depend upon the establishment of collaborative arrangements with other companies, the availability of additional financing and other factors. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of the securities. Pending these uses, the net proceeds will be invested in interest-bearing investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DILUTION

      If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share after this offering. Our net tangible book value as of March 31, 2004 was $75.2 million. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on March 31, 2004.

      Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. Giving effect to the sale of shares of our common stock offered by us at a public offering price of $48.00 per share, and deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2004 would have been approximately $282.2 million. This amount represents an immediate increase in net tangible book value of $6.47 per share to our existing stockholders, and an immediate dilution in net tangible book value of $38.56 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Public offering price per share		$48.00
Net tangible book value per share as of March 31, 2004	$2.97
Increase per share attributable to new investors	6.47

Net tangible book value per share after this offering		9.44

Dilution per share to new investors		$38.56

      The above information excludes:

•	1,812,627 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2004, with exercise prices ranging from $.40 to $22.48 per share and a weighted average exercise price of $4.75 per share;

•	849,693 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2004, with exercise prices ranging from $8.36 to $11.00 per share and a weighted average exercise price of $9.68 per share; and

•	1,082,382 shares of common stock reserved for future grants under our stock option plans as of March 31, 2004. On June 2, 2004, the number of shares of common stock reserved for future grants under our stock option plans increased by 550,000 shares pursuant to provisions in our stock option plans that permit automatic increases in their share reserves each year, as more fully described in “Management— Stock Option Plans.”

      If all of our outstanding options and warrants were exercised, the net tangible book value as of March 31, 2004 would have been $92.0 million, or $3.29 per share, and the net tangible book value after this offering would have been $9.18 per share, causing dilution to new investors of $38.82 per share.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol “PHRM.” Trading of our common stock commenced on November 6, 2003, following completion of our initial public offering. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the Nasdaq National Market:

2003	High	Low

Fourth Quarter (from November 6, 2003)	$15.70	$11.00

2004

First Quarter	$24.70	$14.72
Second Quarter	$49.79	$20.60

      On June 30, 2004 the reported last sale price of our common stock on the Nasdaq National Market was $48.92 per share.

      American Stock Transfer and Trust Company is the transfer agent and registrar for common stock. On March 31, 2004, we had approximately 78 holders of record of our common stock.

DIVIDEND POLICY

      We have never declared nor paid any cash dividends on our common stock. Our board of directors currently intends to retain any future earnings to support our operations and to finance the growth and development of our business and does not intend to declare or pay cash dividends on our common stock for the foreseeable future. Any future payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board.

CAPITALIZATION

      The following table sets forth our consolidated cash, cash equivalents and short term investments and our capitalization as of March 31, 2004. Our capitalization is presented on an actual basis and on an as adjusted basis giving effect to this offering. The as adjusted column reflects our sale of the shares in this offering at a public offering price of $48.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. You should read this table in conjunction with “Selected Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2004

	Actual	As Adjusted

	(in thousands)
Cash, cash equivalents and short term investments	$77,416	$284,368

Long-term obligations	$3,462	$3,462

Stockholders’ equity:
Preferred stock, $.001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, $.001 par value per share; 100,000,000 shares authorized, 25,294,763 shares issued and outstanding actual; 100,000,000 shares authorized, 29,894,763 shares issued and outstanding, as adjusted	25	30
Paid-in capital in excess of par value	236,384	443,331
Deferred stock-based compensation	(981)	(981)
Accumulated deficit	(130,368)	(130,368)
Accumulated other comprehensive income, principally foreign currency translation	3,194	3,194

Total stockholders’ equity	108,254	315,206

Total capitalization	$111,716	$318,668

      The number of shares of our common stock shown as issued and outstanding in the table above as of March 31, 2004 excludes:

•	1,812,627 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2004, with exercise prices ranging from $.40 to $22.48 per share and a weighted average exercise price of $4.75 per share;

•	849,693 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2004, with exercise prices ranging from $8.36 to $11.00 per share and a weighted average exercise price of $9.68 per share; and

•	1,082,382 shares of common stock reserved for future grants under our stock option plans as of March 31, 2004. On June 2, 2004, the number of shares of common stock reserved for future grants under our stock option plans increased by 550,000 shares pursuant to provisions in our stock option plans that permit automatic increases in their share reserves each year, as more fully described in “Management— Stock Option Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

      We were formed in August 1999 and commenced operations in January 2000. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The selected consolidated financial data under the captions “Consolidated Statement of Income Data” and “Consolidated Balance Sheet Data” for, and as of the end of, each of the years in the four-year period ended December 31, 2003, are derived from our audited consolidated financial statements and the audited consolidated financial statements for the three years ended December 31, 2003 are included elsewhere in this prospectus. The summary consolidated financial data for the three months ended March 31, 2003 and 2004 and as of March 31, 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the three months ended March 31, 2004 should not be considered indicative of results expected for the full fiscal year.

					Three Months Ended
	Year Ended December 31,				March 31,

	2000	2001	2002	2003(1)	2003	2004

					(unaudited)

	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Net sales	$—	$—	$4,735	$25,539	$1,658	$15,721
Operating expenses:
Cost of sales	—	—	1,575	11,462	779	6,309
Clinical, regulatory and development	972	6,009	15,049	24,616	5,578	6,553
Selling, general and administrative	3,664	8,322	23,437	36,109	9,121	10,948
Product rights amortization	—	—	375	1,972	201	725

Total operating expenses	4,636	14,331	40,436	74,159	15,679	24,535

Loss from operations	(4,636)	(14,331)	(35,701)	(48,620)	(14,021)	(8,814)
Other income (expense)— net	190	621	1,109	(154)	219	(73)

Loss before taxes	(4,446)	(13,710)	(34,592)	(48,774)	(13,802)	(8,887)
Income tax expense	—	—	105	1,285	91	922

Net loss	(4,446)	(13,710)	(34,697)	(50,059)	(13,893)	(9,809)
Accretion to redemption value of redeemable convertible preferred stock	(409)	(2,458)	(8,576)	(10,091)	(2,825)	—

Net loss attributable to common stockholders	$(4,855)	$(16,168)	$(43,273)	$(60,150)	$(16,718)	$(9,809)

Net loss attributable to common stockholders per common share, basic and diluted	$(7.28)	$(23.99)	$(57.58)	$(14.70)	$(21.29)	$(.40)
Shares used in computing net loss attributable to common stockholders per common share, basic and diluted	667,000	673,822	751,525	4,093,067	785,287	24,349,920
Pro forma net loss attributable to common stockholders per common share, assuming conversion of preferred stock, basic and diluted (unaudited)(2)				$(2.66)	$(.78)
Shares used in computing pro forma net loss attributable to common stockholders per common share, assuming conversion of preferred stock, basic and diluted (unaudited)(2)				18,791,015	17,816,213

	As of December 31,				As of March 31,

	2000	2001	2002	2003	2004

					(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,317	$68,444	$62,604	$88,542	$44,327
Short-term investments	—	—	—	—	33,089
Working capital	4,966	66,568	60,891	86,538	77,113
Total assets	6,055	70,278	80,847	145,473	134,953
Convertible notes(3)	—	—	—	13,374	—
Other long-term liabilities	—	—	190	8,144	7,017
Redeemable convertible preferred stock	10,312	87,790	135,987	—	—
Accumulated deficit	(4,590)	(19,697)	(62,950)	(120,559)	(130,368)
Total stockholders’ equity (deficit)	(4,709)	(19,783)	(62,216)	104,914	108,254

(1)	We acquired Laphal Développement S.A. on March 25, 2003 and its operations are included in our results since that date.

(2)	The pro forma net loss attributable to common stockholders per common share and the shares used in computing pro forma net loss attributable to common stockholders reflect the conversion of all outstanding shares of our redeemable convertible preferred stock as of January 1, 2003 or the date of issuance, if later. On November 12, 2003, immediately prior to the closing of our initial public offering, all of our then outstanding shares of preferred stock converted into 17,030,956 shares of common stock.

(3)	On March 1, 2004, the convertible notes and accrued interest thereon were converted into 1,342,170 shares of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read this discussion together with the financial statements, related notes and other financial information included elsewhere in this prospectus. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

      We are creating a global pharmaceutical company focused on acquiring, developing and commercializing innovative products for the treatment of hematology and oncology patients. We were formed in August 1999 and commenced operations in January 2000 with the completion of our first round of equity financing. We have established our own regulatory, development and sales and marketing organizations covering the U.S., Europe and Australia. We have also developed a distributor network to serve the hematology and oncology markets in 22 additional countries throughout Europe, the Middle East and Asia.

      To date, we have licensed the rights to four products. Two of these products were already approved for marketing at the time we acquired our rights to them: Innohep®, for which we have marketing and distribution rights in the U.S., and Refludan® for which we have rights in markets outside of the U.S. While we expected sales of these two products to be modest, we utilized these products to establish our sales and marketing organizations in the U.S., in the case of Innohep®, and in Europe and other international markets, in the case of Refludan®, to formulate and conduct a variety of medical marketing programs and to begin to call upon leading physicians in the fields of hematology and oncology.

      In April 2003, following our acquisition of Laphal Développement S.A., we began selling thalidomide in France and Belgium and in July 2003 we began selling Thalidomide Pharmion 50mg on a compassionate use or named patient basis in additional countries in Europe. All of these sales have been made utilizing our Pharmion Risk Management Program, or PRMP, which is based upon the S.T.E.P.S.TM of Celgene Corporation. In addition we have, to date, received regulatory approval to market the drug for relapsed/refractory multiple myeloma in Australia, New Zealand and Turkey. We have experienced significant increases in sales of thalidomide in each of the four quarters through March 31, 2004.

      On May 19, 2004, we received full approval from the FDA to market Vidaza for the treatment of myelodysplastic syndromes, or MDS, a bone marrow disorder characterized by the production of abnormally functioning, immature blood cells. Vidaza is the first and only drug currently approved for the treatment of MDS and is the first of a new class of drugs known as demethylating agents to be approved. We expect to begin marketing and selling Vidaza in the U.S. in July 2004. Vidaza has been granted orphan drug designation by the FDA that entitles the drug to seven years of market exclusivity for MDS in the U.S.

      In connection with the launch of Vidaza, we have substantially increased the size of our U.S. sales and marketing organization, and we expect to devote significant resources both to obtaining additional approvals for Vidaza in Europe and other international markets and to continuing the clinical development of Vidaza in MDS as well as other potential hematological and oncological indications. In addition, through ongoing clinical trials, we are developing additional clinical data for the use of thalidomide in multiple myeloma, both for relapsed/refractory cases and newly-diagnosed patients, and we intend to submit this data to the EMEA and others to support full marketing approvals in our territory.

      We intend to continue to acquire or in-license rights to late-stage development and approved products to more fully exploit our regulatory, sales and marketing capabilities. We are focused on acquiring products that satisfy significant unmet medical needs and that provide us with a period of sales, regulatory or geographic exclusivity.

Critical Accounting Policies

Revenue Recognition

      We sell our products to wholesale distributors and directly to hospitals, clinics, and retail pharmacies. Revenue from product sales is recognized when ownership of the product is transferred to our customer, the sales price is fixed and determinable, and collectibility is reasonably assured. Within the U.S. and certain foreign countries revenue is recognized upon shipment (freight on board shipping point) since title passes and the customers have assumed the risks and rewards of ownership. In certain other foreign countries it is common practice that ownership transfers upon receiving the product and, accordingly, in these circumstances revenue is recognized upon delivery (freight on board destination) when title effectively transfers.

      We report revenue net of allowances for distributor chargebacks, product returns, rebates, and prompt-pay discounts. Significant estimates are required in determining such allowances and are based on historical data, industry information, and information from customers. If actual results are different from our estimates, we adjust the allowances in the period the difference becomes apparent.

      Certain governmental health insurance providers as well as hospitals and clinics that are members of group purchasing organizations may be entitled to price discounts and rebates on our products used by those organizations and their patients. When we record sales, we estimate the likelihood that products sold to wholesale distributors will ultimately be subject to a rebate or price discount and book our sales net of estimated discounts. This estimate is based on historical trends and industry data on the utilization of our products.

Inventories

      Inventories are stated at the lower of cost or market, cost being determined under the first-in, first-out method. We periodically review inventories and items considered outdated or obsolete are reduced to their estimated net realizable value. We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, product expiration dates and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels are excessive, then inventories are reduced to their estimated net realizable value.

Long-Lived Assets

      Our long-lived assets consist primarily of product rights and property and equipment. In accordance with Statement of Financial Accounting Standards No. 144, or SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we evaluate our ability to recover the carrying value of long-lived assets used in our business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired. If this evaluation indicates the carrying value will not be recoverable, based on the undiscounted expected future cash flows estimated to be generated by these assets, we reduce the carrying amount to the estimated fair value.

Results of Operations

Comparison of Three Months Ended March 31, 2003 and 2004

      Net sales. Net sales totaled $15.7 million for the three months ended March 31, 2004 as compared to $1.7 million for the three months ended March 31, 2003. Net sales included $1.7 million and $.5 million in the U.S. and $14.0 million and $1.2 million in Europe and other countries for the three months ended March 31, 2004 and 2003, respectively. The primary reason for the net sales growth in 2004 relates to sales of thalidomide, which totaled $12.6 million for the three months ended March 31, 2004. We began selling thalidomide on a compassionate use or named patient basis in France and Belgium in April 2003 following our acquisition of Gophar S.A.S., the parent company of Laphal Développement. In July 2003, we began selling thalidomide on a compassionate use or named patient basis in additional countries in Europe and other international markets.

      Cost of sales. Cost of sales for the three months ended March 31, 2004 totaled $6.3 million compared to $.8 million for the three months ended March 31, 2003. Cost of sales reflects the cost of product sold plus royalties due on the sales of our products as well as the logistics costs related to selling our products. Our gross margin for the three months ended March 31, 2004 was 60% as compared to 53% for the comparable period in 2003. We expect the gross margin for our current products will approximate 60% for the foreseeable future.

      Clinical, development and regulatory expenses. Clinical, development and regulatory expenses totaled $6.6 million for the three months ended March 31, 2004, an increase of $1.0 million over the comparable period in 2003. These expenses consist primarily of salaries and benefits and contractor fees, principally with organizations assisting us with our clinical development programs. Under our license agreements, we are responsible for all remaining development and regulatory costs for thalidomide and azacitidine. Although clinical studies for both products were complete at the time we acquired the drugs, we have incurred and expect to continue to incur significant costs analyzing and auditing the data from these studies and initiating additional clinical studies for the products. Of the $1.0 million increase in clinical, development and regulatory expenses in the first quarter of 2004, $1.1 million was due to increased salaries and benefits expenses and other non-product specific costs. In the first quarter of 2004, we spent approximately $4.1 million on azacitidine and thalidomide development, primarily for clinical studies, manufacturing and formulation development, pursuing regulatory authorizations to sell thalidomide in Europe and other international markets and establishing a medical safety, education and distribution system to support our thalidomide sales. This represented a decrease of $.1 million in product development expenses from the first quarter of 2003.

      Selling, general and administrative expenses. Selling, general and administrative expenses totaled $10.9 million for the three months ended March 31, 2004, an increase of $1.8 million over the comparable period in 2003. Sales and marketing expenses totaled $7.1 million for the three months ended March 31, 2004, an increase of $1.0 million over the first quarter of 2003. In the second half of 2002 and the first half of 2003, we established our sales organizations in the U.S., Europe, and Australia and expanded our marketing staffing to support the commercialization of Innohep® and Refludan® as well as the compassionate use and named patient sales of thalidomide. This resulted in a $1.2 million increase in personnel related expenses, including salaries, benefits and travel, and expenses of our international sales offices for the three months ended March 31, 2004 over the comparable period in 2003. Product marketing expenses decreased by $.2 million in the first quarter of 2004 as compared to 2003.

      General and administrative expenses totaled $3.8 million for the three months ended March 31, 2004, which was $.8 million greater than general and administrative expenses in the comparable period in 2003. Of this increase, $.3 million was due to increased legal costs, $.3 million is due to increased audit fees and other professional fees to support the additional responsibilities of becoming a public company, and $.2 million to increased insurance costs, principally, directors and officers liability insurance.

      Product rights amortization. Product rights amortization totaled $.7 million for the three months ended March 31, 2004, an increase of $.5 million over the comparable period in 2003. The increase in 2004 is due primarily to the amortization of product rights acquired through the March 2003 acquisition of Laphal, and the renegotiation of the financial terms in August 2003 of the Refludan® rights acquired from Schering A.G.

      Interest and other income (expense), net. Interest and other income (expense), net, totaled ($.1) million for the three months ended March 31, 2004, a decrease of $.3 million as compared to the comparable period in 2003. This change is due primarily to an increase in interest expense related to the $14.0 million 6% convertible notes issued in April 2003. These notes were converted into shares of common stock on March 1, 2004.

      Income tax expense. Income tax expense totaled $.9 million for the three months ended March 31, 2004, an increase of $.8 million over the comparable period in 2003. The provision for income taxes recorded for the first quarter of 2004 reflects management’s estimate of the effective tax rate expected to be applicable for the full fiscal year. The increase in income tax expense is due primarily to additional capital-based taxes in certain jurisdictions and an increase to taxable income in certain foreign countries in which we do business.

Comparison of Years Ended December 31, 2001, 2002 and 2003

      Our operating activities in 2001 were limited as compared to 2002 and 2003 as we were focused on identifying and acquiring products during 2001 as well as hiring employees and establishing our corporate infrastructure. We began generating revenue from product sales in July 2002 following the acquisition of commercial rights to Refludan® and Innohep®.

      Net sales. Net sales totaled $25.5 million for the year ended December 31, 2003 as compared to $4.7 million for the year ended December 31, 2002. Net sales included $3.8 million and $2.1 million in the U.S. and $21.7 million and $2.6 million in Europe and other countries for the years ended December 31, 2003 and 2002, respectively. The net sales growth in 2003 was due primarily to sales of thalidomide, which totaled $15.6 million for the year ended December 31, 2003. We began selling thalidomide in France and Belgium in April 2003 following our acquisition of Laphal. In July 2003, we began selling thalidomide on a compassionate use or named patient basis in additional countries in Europe. The remaining increase in sales in 2003 is due to the fact that Refludan and Innohep were sold by us for a partial year in 2002 compared to the full year of 2003.

      Cost of sales. Cost of sales for the year ended December 31, 2003 totaled $11.5 million compared to $1.6 million for the year ended December 31, 2002. Cost of sales reflects the cost of product sold, royalties due on the sales of our products and the logistics costs related to selling our products. Our gross margin for the year ended December 31, 2003 was 55% as compared to 67% for 2002. Cost of sales for 2003 included two charges totaling $2.1 million which reduced our gross margin for this period by 8 percentage points. One of the charges totaled $.3 million and resulted from a retroactive adjustment to the cost of Refludan® sold in 2002. Under our supply agreement for Refludan®, the manufacturer is entitled to an adjustment to the cost of product supplied based on differences between estimated and actual volumes of Refludan® product supply purchased by us during the year. We were notified of the 2002 price adjustment in the second quarter of 2003 and, as a result, recorded the charge in 2003. The second charge recorded in 2003 was a $1.8 million charge to write-off the carrying value of obsolete or short-dated Refludan® inventory.

      Clinical, development and regulatory expenses. Clinical, development and regulatory expenses increased from $6.0 million in 2001, to $15.0 million in 2002, and to $24.6 million in 2003. These expenses consist primarily of salaries and benefits, contractor fees, principally with organizations assisting us with our clinical development programs, and license fees for drugs in development. Generally, the increases in these expenses were due to the in-licensing of products in 2001 and 2002, particularly Thalidomide Pharmion 50 mg and azacitidine. Under our license agreements, we are responsible for all remaining development and regulatory costs for both of these products. Although clinical studies for both products were complete at the time we acquired the drugs, we have incurred and expect to continue to incur significant costs analyzing and auditing the data from these studies and initiating additional clinical studies for the products. In addition, we have increased our staffing significantly over the past two years to support the regulatory and development activities for all of our products. Of the $9.6 million increase in clinical, development and regulatory expenses in 2003, $3.7 million was due to increased salaries and benefits expenses and other non-product related costs. In 2003 we spent approximately $16.8 million on azacitidine and thalidomide development, primarily for clinical programs, analysis of data from previously completed Phase III studies, manufacturing and formulation development, pursuing regulatory authorizations to sell thalidomide in Europe on a compassionate use and named patient basis, and establishing a medical safety, education and distribution system to support our thalidomide sales. This represented an increase of $5.8 million over product development expenses in 2002.

      Of the $9.0 million increase in clinical, development and regulatory expenses in 2002 over 2001, $1.3 million was due to increased salaries and benefits expenses. In 2002 we spent approximately $11.0 million on product development or an increase of $7.4 million over product development expenses in 2001.

      Due to the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the cost to complete projects in development is not reasonably estimable. Results from clinical trials may not be favorable. Further, data from clinical trials is subject to varying interpretation, and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals. As such, clinical development and regulatory programs are subject to risks and changes that may significantly impact cost projections and timelines.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased from $8.3 million in 2001, to $23.4 million in 2002, and to $36.1 million in 2003. Selling expenses include salaries and benefits for sales and marketing personnel, advertising and promotional programs, professional education programs and facility costs for our sales offices located throughout Europe, and in Thailand and Australia.

General and administrative expenses include salaries and benefits for corporate staff, outside legal, tax and auditing services, and corporate facility and insurance costs.

      Sales and marketing expenses totaled $20.8 million for 2003, an increase of $9.7 million over 2002. In the second half of 2002 and the first half of 2003, following the in-licensing of Refludan® and Innohep®, we began establishing our sales organizations in the U.S., Europe, and Australia and expanded our marketing staffing to support the commercialization of these products. This resulted in a $9.5 million increase in personnel related expenses, including salaries, benefits and travel, for the year ended December 2003 over 2002. Significant product marketing costs totaling $5.4 million were incurred to launch Refludan® and Innohep® in 2002, resulting in only a slight increase of $.2 million to on-going product related marketing costs in 2003.

      Sales and marketing expenses increased $9.0 million from 2001 to $11.1 million in 2002. This increase reflects the growth of our sales organizations worldwide in 2002 as well as the marketing programs for the products licensed in 2002.

      General and administrative expenses totaled $15.3 million for the year ended December 31, 2003, an increase of $3.0 million over 2002. The increase in 2003 of general and administrative expenses was due primarily to increased salaries, benefits and travel costs resulting from personnel hired to expand our corporate infrastructure and to support the additional responsibilities of becoming a public company. Of the $3.0 million increase, $1.9 million relates to facility and depreciation expenses, $.7 million to corporate staffing to support our business growth, $.8 million to product liability and directors and officers insurance costs, partially offset by a decrease of $.4 million in other corporate expenses.

      General and administrative expenses increased by $6.0 million from 2001 to a total of $12.3 million in 2002. Of this increase, $2.6 million relates to increased personnel-related costs, $1.1 million to increased facility costs, and $1.8 million to increased tax, audit, legal and insurance costs. This growth in expenses resulted from increased corporate activities to support the in-licensing of our four products and the establishment of our commercial infrastructure.

      We expect selling, general and administrative expenses to continue to increase in future years as we expand our U.S. and European sales forces to support the launch of products currently in development. While the dollar amount of selling, general and administrative expenses will increase, we expect these expenses as a percentage of net sales to decline as our sales volume increases.

      Product rights amortization. Product rights amortization totaled $2.0 million for the year ended December 31, 2003, an increase of $1.6 million over 2002. The increase in 2003 is due primarily to the amortization of product rights acquired through the March 2003 acquisition of Laphal and the renegotiation of the financial terms of the Refludan rights acquired from Schering in August 2003. Product rights amortization totaled $.4 million in 2002, which related to the acquisition of product licenses during 2002. We did not have any product rights amortization for 2001 since we did not acquire our first product until 2002.

      Interest and other income (expense), net. Interest and other income (expense), net, totaled ($.2) million for the year ended December 31, 2003, a decrease of $1.3 million from 2002. This change is due primarily to an increase in interest expense related to the $14 million 6% convertible notes issued in April 2003. Interest and other income (expense), net increased by $.5 million in 2002 over 2001 reflecting an increase in interest income on higher cash balances due to the sale of preferred stock in the fourth quarters of both 2001 and 2002.

      Income tax expense. Income tax expense totaled $1.3 million for the year ended December 31, 2003, an increase of $1.2 million over 2002. This increase in income tax expense is due primarily to additional capital-based taxes in certain jurisdictions, taxable income generated by Laphal acquired in March 2003, and an increase in the taxable income in the United Kingdom due to intercompany management fees earned for services provided to other foreign subsidiaries. We did not incur any income tax expense during 2001.

Liquidity and Capital Resources

      Since our inception, we have incurred significant losses and as of March 31, 2004, we had an accumulated deficit of $130.4 million. We have not yet achieved profitability, and anticipate that we will continue to incur net losses for the foreseeable future. We expect that our regulatory and development and selling, general and administrative expenses will continue to grow and, as a result, we will need to generate significant net sales to achieve profitability. As of March 31, 2004, we had cash and cash equivalents and short-term investments of totaling $77.4 million. To date, our operations have been funded primarily with proceeds from the sale of equity and the issuance of convertible notes. Net proceeds from our preferred stock sales in 2000 through 2002 totaled $125.0 million and the issuance of convertible notes in 2003 provided net proceeds of $14.0 million. On November 12, 2003, we completed our initial public offering. We sold 6,000,000 shares of our common stock in the offering and the aggregate price of the offering registered on our behalf was $84.0 million. In connection with the offering, we paid $5.9 million in underwriting discounts and commissions to underwriters and incurred $1.9 million in other offering expenses. After deducting the underwriting discounts and commissions and offering expenses, we received net proceeds from the offering of approximately $76.2 million. Immediately prior to the closing of our initial public offering, all outstanding shares of our redeemable convertible preferred stock converted into shares of our common stock. On March 1, 2004, the convertible notes and accrued interest thereon were converted into 1,342,170 shares of common stock.

      Cash, cash equivalents and short-term investments decreased from $88.5 million at December 31, 2003 to $77.4 million at March 31, 2004. This $11.1 million decrease is due primarily to cash used to fund operations of $9.5 million, net cash of $.2 million used to fund capital expenditures and $1.0 million to repay debt obligations. Cash and cash equivalents increased from $62.6 million at December 31, 2002 to $88.5 million at December 31, 2003. This increase in cash is primarily due to the receipt of the net proceeds from our initial public offering of $76.2 million plus $14.0 million of proceeds from the issuance of convertible notes offset by cash used to fund operations of $47.7 million, purchases of property and equipment of $2.5 million, and net cash of $12.3 million used to acquire Laphal. Cash and cash equivalents decreased $5.8 million from December 31, 2001 to December 31, 2002. This net decrease was due to cash used to fund our 2002 operations of $35.1 million, capital expenditures of $2.9 million, and product acquisition payments totaling $8.0 million. These uses of cash were largely offset by $39.7 million in net proceeds from the sale of preferred stock in the fourth quarter of 2002.

      We expect that our cash on hand at March 31, 2004 along with cash generated from expected product sales, will be adequate to fund our operations for the next twelve months. In the event that we make additional product acquisitions, we expect that we may need to raise additional funds. Insufficient funds may cause us to delay, reduce the scope of, or eliminate one or more of our planned development, commercialization or expansion activities. Our future capital needs and the adequacy of our available funds will depend on many factors, including the effectiveness of our sales and marketing activities, the cost of clinical studies and other actions needed to obtain regulatory approval of our products in development, and the timing and cost of any product acquisitions. If additional funds are required, we may raise such funds from time to time through public or private sales of equity or debt securities or from bank or other loans. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could materially adversely impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business.

Contractual Obligations

      Commitments. The following table summarizes our long-term commitments as of March 31, 2004, including commitments pursuant to debt agreements, product licensing agreements and lease obligations (amounts in millions).

		Less than			More than
Contractual obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Product and company acquisition payments	$7.0	$4.0	$3.0	$—	$—
Product royalty payments	23.6	9.0	14.6	—	—
Clinical development funding	4.3	2.8	1.5	—	—
Operating leases	5.4	1.7	2.5	.9	.3
Inventory purchase commitments	2.5	2.5	—	—	—
Long-term debt obligations	.6	.3	.3	—	—

Total—fixed contractual obligations	$43.4	$20.3	$21.9	$.9	$.3

      Product and company acquisition payments. We have future payment obligations associated with our acquisition of Laphal and our licensing of Refludan®. Certain of these payments are fixed and determinable while the timing and amount of others are contingent upon future events such as achieving revenue milestones. Under the terms of our agreements with Schering relating to the licensing of Refludan®, we agreed to make an aggregate of $13.0 million of fixed payments to Schering, payable in quarterly installments of $1.0 million through the end of 2005 and a royalty of 14% of our net sales commencing in January 2004 and up to $7.5 million of contingent payments described below.

      Product royalty payments. Pursuant to our thalidomide product license agreements with Celgene and Penn T Limited, we are required to make additional quarterly payments to the extent that the royalty and license payments due under those agreements do not meet certain minimums. These minimum royalty and license payment obligations expire the earlier of 2006 or the date we obtain regulatory approval to market thalidomide in the E.U. Pursuant to our Innohep® product license agreement with LEO, we are required to make additional annual royalty payments through 2006 to the extent that the annual royalties paid do not meet the minimum royalty targets. The amounts reflected in the summary above represent the minimum amounts due under these agreements.

      Clinical development funding. We have entered into an agreement with Celgene to provide funding to support clinical development studies sponsored by Celgene analyzing thalidomide as a treatment for various types of cancers. Under our agreement, we will pay Celgene an additional $2.3 million in the rest of 2004 and $2.0 million in 2005.

      Operating leases. Our commitment for operating leases relates to our corporate and sales offices located in the U.S., Europe, Thailand and Australia. These leases expire on various dates through 2008.

      Inventory purchase commitments. The contractual summary above includes contractual obligations related to our supply contracts. Under these contracts, we provide our suppliers with rolling 12-24 month supply forecasts, with the initial 3-6 month periods representing binding purchase commitments.

      Contingent product and company acquisition payments. The contractual summary above reflects only payment obligations for product and company acquisitions that are fixed and determinable. We also have contractual payment obligations, the amount and timing of which are contingent upon future events. In accordance with accounting principles generally accepted in the United States of America, contingent payment obligations are not recorded on our balance sheet until the amount due can be reasonably determined. Under the agreements with Schering, in addition to the fixed payments required, payments totaling up to $7.5 million are due if milestones relating to revenue and gross margin targets for Refludan® are achieved. The terms of our Laphal acquisition require two additional payments of €4.0 million each, or an aggregate of $9.7 million based on foreign currency exchange rates as of March 31, 2004, if Laphal’s products achieve future revenue milestones. The terms of our Innohep® agreement with LEO Pharmaceutical Products Ltd. A/ S provide for additional royalties due in the event that the quarterly royalties paid to them do not meet minimum royalty targets for 2007 to 2012. These targets are calculated based on sales forecasts that will be determined in the future. The terms of our agreement with LEO also provide that we will pay additional royalties if the net sales forecasts defined in the agreement are not achieved for any two consecutive years. If we elect not to pay those additional royalties, LEO has the right to terminate the license agreement.

Quantitative and Qualitative Disclosures about Market Risk

      We currently invest our excess cash balances in money market accounts that are subject to interest rate risk. The amount of interest income we earn on these funds will decline with a decline in interest rates. However, due to the short-term nature of money market accounts, an immediate decline in interest rates would not have a material impact on our financial position, results of operations or cash flows.

      We are exposed to movements in foreign exchange rates against the U.S. dollar for inter-company trading transactions and the translation of net assets and earnings of non-U.S. subsidiaries. Our primary operating currencies are the U.S. dollar, the U.K. pound sterling, the euro, and the Swiss franc. We have not undertaken any foreign currency hedges through the use of forward foreign exchange contracts or options. Foreign currency exposures have been managed solely through managing the currency denomination of our cash balances.

BUSINESS

      We are creating a global pharmaceutical company focused on acquiring, developing and commercializing innovative products for the treatment of hematology and oncology patients. We have established our own regulatory, development and sales and marketing organizations covering the U.S., Europe and Australia. We have also developed a distributor network to cover the hematology and oncology markets in 22 additional countries throughout Europe, the Middle East and Asia. To date, we have acquired the rights to four products. Thalidomide Pharmion 50mgTM is being sold by us on a compassionate use or named patient basis in Europe and other international markets while we pursue marketing authorization from the European Agency for the Evaluation of Medicinal Products, or EMEA. VidazaTM was recently approved for marketing in the U.S. and we expect to begin marketing and selling this product in July 2004. In addition, we sell Innohep® in the U.S. and Refludan® in Europe and other international markets. With our combination of regulatory, development and commercial capabilities, we intend to continue to build a balanced portfolio of approved and pipeline products targeting the hematology and oncology markets.

      Our current product portfolio consists of the following four products:

•	Thalidomide Pharmion 50mg (thalidomide)—Thalidomide has become a standard of care for the treatment of relapsed and refractory multiple myeloma, a cancer of the plasma cells in the bone marrow. We have licensed the marketing rights to thalidomide from Celgene Corporation and Penn T Limited for all countries outside of North America and certain Asian markets. We began selling thalidomide in Europe on a compassionate use or named patient basis under a stringent risk management program in the third quarter of 2003 while we actively seek full regulatory approval for this drug in Europe and several additional countries. Thalidomide Pharmion 50mg has been approved as a treatment for relapsed and refractory multiple myeloma in Australia, New Zealand and Turkey. Although thalidomide has become a standard of care for the treatment of relapsed/refractory multiple myeloma, these regulatory approvals represent the first, and to date only, regulatory approvals for this indication.

•	Vidaza (azacitidine)—On May 19, 2004 we received full approval from the FDA to market Vidaza for the treatment of myelodysplastic syndromes, or MDS, a bone marrow disorder characterized by the production of abnormally functioning, immature blood cells. Vidaza is the first and only drug currently approved for the treatment of MDS and is the first of a new class of drugs known as demethylating agents to be approved. The FDA approved Vidaza for the treatment of all MDS sub-types, including both low and high-risk patients. We expect to begin marketing and selling Vidaza in the U.S. in July 2004. We obtained worldwide rights to this product from Pharmacia & Upjohn Company, now part of Pfizer, Inc. We anticipate submitting an application for marketing authorization in Europe and a similar filing in Australia in the second half of 2004.

•	Innohep® (tinzaparin)—Innohep® is a low molecular weight heparin approved in the U.S. for the treatment of deep vein thrombosis, or DVT, which occurs when a blood clot develops in the deep veins of the legs. We obtained the U.S. rights to this product from LEO Pharma A/S, which markets Innohep® in Europe and several additional countries. We relaunched Innohep® as a treatment for DVT in cancer patients in the fourth quarter of 2002, and used this drug to establish our U.S. sales and marketing organization.

•	Refludan® (lepirudin)—Refludan® is an antithrombin agent approved in the U.S., Europe and several additional countries for the treatment of heparin-induced thrombocytopenia, or HIT, an allergic, adverse immune response to heparin, resulting in an absence of sufficient cell platelets to enable blood clotting. We obtained rights to this product in all countries outside of the U.S. and Canada from Schering AG. We began selling Refludan®in Europe and Australia in the third quarter of 2002, and used this drug to establish our European and Australian sales and marketing organizations.

Our Strategy

      We believe that there are significant opportunities available for a global pharmaceutical company with a focus on the hematology and oncology markets. Our strategy for taking advantage of these opportunities includes the following key elements:

      Focusing on the hematology and oncology markets. We focus on the hematology and oncology markets for several reasons. The hematology and oncology markets are characterized by a number of disorders with high rates of recurrence and a limited response from current therapies or treatments, many of which include severe side effects. New hematology and oncology product candidates addressing unmet medical needs or providing a superior safety profile are frequently the subject of expedited regulatory reviews and, if approved and effective, can experience rapid adoption rates. While the overall global hematology and oncology markets are substantial, many drugs directed at hematology and oncology patients treat relatively small patient populations or subsets of patients with a specific cancer type. Because large, multinational pharmaceutical companies are increasingly seeking products with very large revenue potential, they often do not devote resources to develop drugs they discover with the potential to treat these patient populations, presenting us the opportunity to acquire, develop and market these drugs. There are also a large number of emerging biotechnology companies doing research in hematology and oncology, many of which do not have the global commercial and regulatory capabilities that we have. We believe we can be a regional or global partner for these companies, particularly for compounds that target smaller patient populations. There are approximately 11,000 hematologists and oncologists practicing in each of the U.S. and Europe. In addition, a small number of opinion leaders significantly influence the types of drugs prescribed by this group of physicians. We believe that we can effectively reach the hematology and oncology markets with a relatively small sales organization focused on these physicians and opinion leaders.

      Expanding and leveraging our global sales and marketing capabilities. We believe that our U.S., European and Australian sales and marketing organizations, combined with our distributor network in other countries, distinguish us from other pharmaceutical companies of our size. In each of these markets, we have developed highly-trained sales forces that target the hematology and oncology communities in conjunction with medical education specialists focused on advocate development, educational forums, clinical data publications and clinical development strategies. We expect to expand the size of our sales force as we increase sales of Thalidomide Pharmion 50mg in Europe and to support the launch of Vidaza in the U.S. By managing the global sales and marketing of our products on our own and with our partners, we believe we can provide uniform marketing programs and consistent product positioning and labeling. In addition, we seek consistent pricing across these markets to maximize the commercial potential of our products and reduce the risk of parallel imports and reimportation.

      Leveraging our global regulatory expertise. We have assembled a team of highly-experienced regulatory professionals with multinational expertise in obtaining regulatory approvals for new drugs and maintaining compliance with the regulations governing the sales, marketing and distribution of pharmaceutical products. While some early stage biotechnology and pharmaceutical companies have developed regulatory capabilities in the country in which they are located, we have built an organization with multinational regulatory expertise. We believe our regulatory experience enables us to devise time and cost-efficient strategies to obtain regulatory approvals for new drugs, and to choose the regulatory pathway that allows us to get a product to market as quickly as possible. We can use our resources efficiently to generate a regulatory submission that can be used in multiple jurisdictions. Our global regulatory expertise is an essential element of effectively evaluating and developing late-stage product candidates. We believe that this provides us with a competitive advantage in attracting biotechnology and pharmaceutical companies with products in development that they want to out-license.

      Acquiring attractive late-stage development or approved products. We intend to continue to acquire or in-license rights to late-stage development and approved products to more fully exploit our regulatory, sales and marketing capabilities. We are focused on acquiring products that satisfy significant unmet medical needs and that provide us with a period of sales, regulatory or geographic exclusivity.

Our Products

      Our product portfolio is focused on addressing unmet needs in the hematology and oncology markets. We believe these markets present us with significant commercial opportunities. Our current product portfolio consists of the following:

Product	Disease/Indication	Phase of Development	Licensor	Licensed Territory

Thalidomide Pharmion 50mg (thalidomide)	• Relapsed and refractory multiple myeloma	Approved in Australia, New Zealand and Turkey; compassionate use and named patient sales ongoing in Europe; Phase III study ongoing	Celgene Corporation and Penn T Limited	All countries outside North America, Japan, China, Taiwan and Korea
	• Newly-diagnosed multiple myeloma	Phase III study ongoing
Vidaza (azacitidine)	• Myelodysplastic syndromes	Approved May 19, 2004 in the U.S.; planned U.S. launch in July 2004. Pre-registration in Europe	Pharmacia & Upjohn Company (Pfizer, Inc.)	Global rights
Innohep® (tinzaparin)	• Deep vein thrombosis with or without pulmonary embolisms	Marketed	LEO Pharma A/S	U.S.
Refludan® (lepirudin)	• Heparin-induced thrombocytopenia type II	Marketed	Schering AG	All countries outside North America

Thalidomide Pharmion 50mg

      In November 2001, we entered into agreements with Celgene Corporation and Penn T Limited to obtain the exclusive marketing and distribution rights to Celgene’s formulation of thalidomide, Thalomid®, in all countries outside of North America, Japan, China, Taiwan and Korea. Under the agreement with Celgene, we also obtained an exclusive license in our territory to utilize Celgene’s current and future thalidomide-related patents, including its patented System for Thalidomide Education and Prescribing Safety, or S.T.E.P.S.TM program, and its current and future thalidomide-related dossiers, including clinical and pharmaceutical formulation data. In the second quarter of 2003, we began selling thalidomide on a compassionate use and named patient basis in Europe while we actively seek marketing authorizations for this drug in Europe and several additional countries. Thalidomide Pharmion 50mg has been approved as a treatment for relapsed and refractory multiple myeloma and ENL in Australia, New Zealand and Turkey. These approvals are the only regulatory approvals of thalidomide for multiple myeloma anywhere in the world. In our markets, we sell Thalomid® as Thalidomide Pharmion 50mg and we call the Celgene S.T.E.P.S. program the Pharmion Risk Management Program, or PRMPTM.

      Thalidomide sales for each of the four quarters in the twelve month period ended March 31, 2004 were as follows:

millions
Second quarter, 2003	$1.9
Third quarter, 2003	$5.2
Fourth quarter, 2003	$8.5
First quarter, 2004	$12.6

      Since acquiring the rights from Celgene and Penn, we have undertaken the following activities to commercialize thalidomide in Europe and our additional markets:

•	Filed marketing authorization applications— Beginning in March 2002, we submitted marketing authorization applications to the EMEA and the Therapeutic Goods Administration, or the TGA, in Australia and to regulatory authorities in New Zealand, South Africa, Saudi Arabia and Turkey. We are seeking approval for thalidomide as a treatment for relapsed and refractory multiple myeloma and for ENL. Thalidomide Pharmion 50mg has been approved in Australia, New Zealand and Turkey for these indications. In May 2004, we withdrew our multiple myeloma applications with the EMEA, but intend to resubmit our application with additional clinical data from ongoing studies in both relapsed/ refractory and newly-diagnosed multiple myeloma patients. This action was based on the EMEA’s stated view that additional clinical data would be required before it can reach an opinion on whether or not Thalidomide Pharmion 50mg should be approved as a treatment for multiple myeloma. There are at least two studies underway that we believe will provide the clinical data required by the EMEA. These studies are expected to complete enrollment in the second half of 2004 and the first quarter of 2005, respectively. We will continue to sell thalidomide on a named patient or compassionate use basis in Europe while we pursue a marketing authorization for the drug.

•	Acquired Laphal Développement, S.A.— In March 2003, we acquired Laphal, the only other company that has submitted a marketing authorization application for thalidomide in Europe. In addition, Laphal was selling its formulation of thalidomide on a compassionate use or named patient basis in France, Belgium and Luxembourg, and we are continuing to sell thalidomide in these markets on a compassionate use or named patient basis.

•	Assumed Penn’s compassionate use and named patient sales in the U.K., Ireland and Denmark— Under our initial license agreement with Penn, they were permitted to continue compassionate use and named patient sales of their formulation of thalidomide in the U.K., Ireland and Denmark until we received a marketing authorization from the EMEA. In June 2003, Penn agreed to discontinue its sales of thalidomide in these countries and we initiated sales of Thalidomide Pharmion 50mg on a compassionate use or named patient basis in these countries.

•	Initiated compassionate use and named patient sales in Europe— In late June 2003, we began compassionate use and named patient sales in the markets previously served by Grünenthal Group, the original manufacturer of thalidomide. Through June 2003, Grünenthal distributed thalidomide free of charge in all European markets, except for those served by Laphal and Penn. In June 2003, Grünenthal announced that it would no longer be providing thalidomide due to the exhaustion of its supply and it referred healthcare professionals seeking thalidomide supply to us.

•	Developed and implemented the Pharmion Risk Management Program— Given thalidomide’s history and risk, the development of the PRMP was a critical element to our planned commercialization of thalidomide and enrollment is obligatory for all patients receiving the drug. Shortly after our acquisition of the thalidomide rights from Celgene in 2001, we began to develop the PRMP consistent with Celgene’s S.T.E.P.S. This process included the development of software and educational materials in over 20 languages for use by physicians, pharmacists and patients throughout Europe and our other markets. We implemented PRMP in June 2003 in connection with the commencement of our compassionate use and named patient sales.

•	Appointed Lipomed our Swiss and Austrian distributor and settled patent litigation we initiated against Lipomed—In May 2004, we appointed Lipomed AG, a Swiss pharmaceutical company, on customary terms, as our exclusive distributor of Thalidomide Pharmion 50mg in Switzerland and Austria. In addition, both parties agreed to terminate ongoing patent infringement litigation that we had initiated against Lipomed in the fall of 2003. Under the terms of the agreements, Lipomed will exclusively distribute Thalidomide Pharmion 50mg in Switzerland and Austria and stop selling its own formulation of thalidomide in other European markets. Lipomed will also utilize the PRMP to control the use and distribution of thalidomide.

      Thalidomide was developed in the late 1950’s as an oral, non-barbiturate sedative and was prescribed throughout Europe for use as a sleep aid and for the treatment of morning sickness in pregnancy. Shortly thereafter, use of thalidomide was found to be associated with severe birth defects and it was virtually withdrawn from the worldwide market, without ever receiving approval in the U.S. In 1964, thalidomide was discovered to be effective in the treatment of ENL, which is an inflammatory complication of leprosy. As a result, thalidomide remained in use as a treatment for ENL. In the 1990s, it was further discovered to act as an anti-angiogenic agent, which is an agent that prevents the formation of new blood vessels. Since many types of tumors are associated with the formation of new blood vessels, physicians began to explore thalidomide’s use as a treatment to prevent the growth of tumor-associated blood vessels on the theory that this would result in starvation of the tumor.

      In 1998, Celgene’s Thalomid® was approved in the U.S. for the treatment of acute cutaneous manifestations of moderate to severe ENL and as maintenance therapy for prevention and suppression of cutaneous manifestation recurrences. Thalomid® was the first drug approved by the FDA under a special “restricted distribution for safety regulation.” In connection with FDA approval, given the known propensity of thalidomide for causing birth defects, Celgene developed its patented S.T.E.P.S. program, which is a comprehensive compliance and risk management program designed to support the safe and appropriate use of Thalomid® by ensuring that women of child-bearing potential do not come into contact with Thalomid®. While the treatment of ENL is the only currently approved indication for thalidomide in the U.S., the drug is used primarily in the treatment of multiple myeloma and other forms of cancer, including renal cell carcinoma, which is a cancer of the kidneys, glioblastoma, which is a cancer of the brain, and colon cancer.

      Multiple myeloma is the second most common hematological cancer after non-Hodgkin’s lymphoma. It is a cancer of the plasma cells in the bone marrow, which is characterized by lytic bone lesions or the production of elevated levels of M-protein, an abnormal monoclonal antibody, in the blood or urine of patients. The symptoms of multiple myeloma include painful bone deterioration, bone marrow failure (anemia, leukopenia and thrombocytopenia), plasma cell leukemia, infections, kidney damage or failure and hyperviscosity of the blood. Although the median age of onset of multiple myeloma is 65 to 70 years of age, according to the Multiple Myeloma Research Foundation, recent statistics indicate both increasing incidence and earlier age of onset. The incidence of multiple myeloma in most western industrialized countries is approximately 4 in every 100,000 persons. We estimate that there are approximately 65,000 multiple myeloma patients in the E.U., with approximately 21,000 new cases annually, and 4,000 to 5,000 multiple myeloma patients in Australia, with approximately 800 new cases annually. While current treatment regimens provide some therapeutic benefit, multiple myeloma patients continue to have high rates of relapse and suffer high mortality rates.

      Thalidomide is currently being evaluated as a potential therapy for all stages of multiple myeloma, in particular, newly diagnosed and relapsed and refractory. Several leading investigators at cancer research centers have published data on the response rate, the median effective dose and the average duration of response for multiple myeloma patients treated with thalidomide in clinical trials.

•	Newly Diagnosed Multiple Myeloma. Peer-reviewed studies from MD Anderson Cancer Center and the Mayo Clinic evaluating the use of the orally administered combination of thalidomide and dexamethasone for newly diagnosed multiple myeloma were published in November 2002 in the Journal of Clinical Oncology. Dr. S. Vincent Rajkumar of the Mayo Clinic reported that 32 of 50 patients (64%) achieved a greater than 50% reduction in M-protein, and an additional 14 patients (28%) achieved a reduction in M-protein of between 25% and 50%. These reductions in M-protein are an indication of a positive effect of the drug on the course of this disease. The regimen was generally well-tolerated, and the most commonly reported grade one or two adverse events were constipation, sedation, fatigue, neuropathy, rash, tremor, edema and elevated alkaline phosphatase, a kidney enzyme. Based on this data, Celgene is sponsoring, and we are helping to fund, a Phase III registration study to confirm the benefits of thalidomide plus dexamethasone in newly diagnosed multiple myeloma patients. If successful, we intend to submit this data to the EMEA in support of an indication for Thalidomide Pharmion 50mg as a treatment for newly diagnosed multiple myeloma.

•	Relapsed and Refractory Multiple Myeloma. Thalidomide’s effect on long-term survival in multiple myeloma was published in Blood in July 2001 in an article entitled “Extended Survival in Advanced and Refractory Multiple Myeloma After Single-agent Thalidomide: Identification of Prognostic Factors in a Phase II Study of 169 Patients.” The study is a follow-up of a Phase II trial of 169 advanced and refractory multiple myeloma patients with progressive disease treated with thalidomide, and it extends results of 84 patients previously reported in The New England Journal of Medicine. The Phase II study was initiated to evaluate the use of thalidomide in multiple myeloma patients who relapsed after high dose chemotherapy. Of the study’s 169 patients, 37% demonstrated a 25% or greater reduction in M-protein, 30% demonstrated a 50% or greater reduction and 14% of patients achieved a complete or near complete response.

The trial’s principal investigator, Bart Barlogie, M.D., Ph.D., and researchers at the Arkansas Cancer Research Center reported that high-risk patients who received greater than or equal to 42 grams of thalidomide in a three-month period experienced higher response rates (54% vs. 21%) and longer survival time (63% vs. 45%). In addition, for the entire patient group, event-free survival after two years of follow-up was 20%, and two year overall survival was 48%.

The study’s most commonly reported side effects included one or more grade three toxicities, which reflect more severe side effects. Approximately 25% of patients experienced events affecting the central nervous system, such as sedation and somnolence, confusion, depression and tremor. Approximately 16% of patients experienced gastrointestinal toxicities, mainly constipation. Neuropathy was seen in 9% of patients, and less than 2% of patients developed deep vein thrombosis. These toxicities were found to be dose related.

      In addition to these studies evaluating thalidomide as a therapy for multiple myeloma, there are various Phase II studies ongoing in respect of solid tumors, including colorectal cancer, non-small cell lung cancer, prostate cancer, glioblastoma and metastatic melanoma.

      Despite the lack of any formal regulatory approval for thalidomide outside the U.S., as a result of compassionate use and named patient sales and the publication of articles reporting on investigator-led clinical trials, thalidomide has become a widely used therapy for the treatment of multiple myeloma and certain other forms of cancer. In Europe, we estimate over 10,000 patients were treated with thalidomide during 2002, with substantially all drug product distributed by four companies. Grünenthal Group, the German company that was the original developer of thalidomide, distributed approximately two-thirds of the overall volume used in Europe free of charge upon physician request through various special regulatory authorizations. In June 2003, Grünenthal announced that due to the exhaustion of its supply, it was discontinuing the distribution of thalidomide. We believe that the remaining thalidomide used in Europe during 2002 was supplied primarily by Penn T Limited, Laphal, which is the French pharmaceutical development, regulatory and marketing organization that we acquired in March 2003 and Lipomed, who subsequently agreed to exclusively distribute Thalidomide Pharmion 50mg in Switzerland and Austria and to stop selling its own formulation of thalidomide in other European markets. Penn, Laphal and Lipomed supplied thalidomide pursuant to the regulatory provisions allowing for sale of unlicensed drugs on a compassionate use or named patient basis. While the thalidomide supplied by Penn, Laphal and Lipomed was not given free of charge, it was sold at a significant discount to the price charged by Celgene in the U.S.

      In March 2002, working with the data packages that we had obtained from Celgene and Penn, we submitted to the EMEA, under its centralized procedure, two marketing authorization applications for thalidomide for the treatment of relapsed and refractory multiple myeloma and for ENL. In February 2003, we withdrew our marketing authorization application for ENL to focus our efforts with the EMEA on obtaining the marketing authorization for relapsed and refractory multiple myeloma. This decision was made in consultation with the EMEA, which, given their belief that thalidomide would have widespread off-label use in the treatment of multiple myeloma, was not comfortable approving thalidomide for the much narrower indication of ENL, especially given the history of thalidomide in Europe.

      In May 2004, we withdrew our relapsed and refractory multiple myeloma applications from the EMEA with the intent of resubmitting one or more applications with additional clinical data for relapsed/ refractory or newly diagnosed multiple myeloma patients, or both. We made this decision following a series of discussions with the EMEA during which it indicated that it would require additional clinical data for thalidomide before it can reach an opinion on whether or not the drug should be approved as a treatment for multiple myeloma. We intend to provide a dossier to the EMEA incorporating newly generated clinical data on thalidomide that will reflect current practices in the use of the drug to treat multiple myeloma, including its use in newly-diagnosed patients.

      We are focused on completing several ongoing studies with thalidomide in patients with multiple myeloma, at least two of which we believe could provide the data required by the EMEA. The first is a study comparing survival and additional clinical endpoints for two doses of thalidomide in patients with relapsed/ refractory multiple myeloma. Enrollment of this 400 patient study will be completed in the third quarter of 2004. The second study compares time to progression and additional clinical endpoints, including survival, in newly diagnosed patients taking thalidomide plus dexamethasone versus patients taking dexamethasone alone. Enrollment of this 435 patient study will be completed in the first quarter of 2005. If we fail to obtain the required regulatory approvals to market and sell thalidomide in the U.K. by November 2006, Celgene has the right to terminate their license agreement with us on thirty days notice.

      We will continue to sell thalidomide in Europe on a named patient or compassionate use basis while these studies are completed and we pursue marketing authorization.

      In addition to these EMEA regulatory approval activities, the regulatory authorities in Australia, New Zealand and Turkey have approved the use of Thalidomide Pharmion 50mg for treatment of relapsed and refractory multiple myeloma and ENL. Although thalidomide has become a standard of care for the treatment of relapsed/refractory multiple myeloma, these regulatory approvals represent the first, and to date only, regulatory approvals for this indication. We have also submitted regulatory approval applications for Thalidomide Pharmion 50mg in Israel, Saudi Arabia and South Africa.

      We were granted orphan drug designation for thalidomide in Europe by the EMEA for the multiple myeloma indication, which, if the marketing authorization application is approved and the criteria for orphan drug designation continue to be met, would provide a ten year period of exclusivity from the date of the marketing authorization application’s approval. During this period the EMEA would be prohibited, except in very limited circumstances, from approving another formulation of thalidomide for treatment of relapsed and refractory multiple myeloma. We were also granted orphan drug designation for thalidomide in Australia, as well as data exclusivity, which provides similar protection for a five year period from the date of approval.

      In March 2003, through our purchase of all of the outstanding stock of Gophar S.A.S., we acquired Laphal, which sells its formulation of thalidomide, known as Thalidomide Laphal, in France and Belgium under an autorisation temporaire d’utilisation, or ATU, which is a temporary authorization for compassionate use sales.

      Our acquisition of Laphal, also allowed us to obtain its two marketing authorization applications on file with the EMEA for thalidomide. These two marketing authorization applications are for thalidomide as a treatment for ENL and for relapsed and refractory multiple myeloma, both of which have been granted orphan drug status by the EMEA. Laphal had also undertaken a number of clinical trials of thalidomide, the data from which may be useful to us in connection with our efforts to seek marketing approval from the EMEA. With our acquisition of Laphal, to our knowledge we are now the only company with an application with the EMEA for a thalidomide marketing authorization. Despite the fact that we withdrew our original ENL application, Laphal’s ENL application to the EMEA remains on file. We did, however, withdraw Laphal’s relapsed and refractory multiple myeloma application from the EMEA in May 2004 at the same time as we withdrew our application for that indication. Once we gather additional clinical data, we intend to submit one or more marketing authorization applications with the EMEA.

      We believe that an integral component of our applications was and will continue to be our undertaking to develop and implement the PRMP throughout Europe and our other markets. The PRMP requires adherence to strict guidelines both prior to and during the course of thalidomide therapy, including comprehensive physician, pharmacist and patient registration and education, emphasizing, among other things, the need for adequate contraception in patients taking thalidomide and pregnancy tests for female patients of child-bearing potential. Under the PRMP, automatic prescription refills are prohibited, and prescriptions may not exceed four weeks dosing. The PRMP also permits authorization of each prescription only upon confirmation of compliance with the PRMP guidelines.

      We became aware of Grünenthal’s intention to discontinue distributing thalidomide in the fourth quarter of 2002 and recognized that this would create a large void in the supply of thalidomide for the thousands of patients currently being treated with the drug in Europe, Australia and many Asian countries. We also believed that patients and medical professionals would benefit from a more tightly controlled distribution system for thalidomide, such as the PRMP. As such, in the fourth quarter of 2002, we began to actively work with the regulatory authorities in each of the major European countries to fully explain to them the benefits of the PRMP and to obtain authorizations, where required, to allow us to sell thalidomide on a compassionate use or named-patient basis prior to the issuance of a formal marketing authorization. Following negotiations with the health authorities of individual countries, while we pursue a marketing authorization, we began selling Thalidomide Pharmion 50mg in June 2003 on a compassionate use and named patient basis in Europe, South Africa and Egypt and we have made the PRMP program available in over 20 languages. Since receiving regulatory approval to market Thalidomide Pharmion 50 mg in Australia and New Zealand during the fourth quarter of 2003, we have been actively marketing the product in each of those countries. In addition, we are continuing to sell Thalidomide Laphal in France and Belgium until such time as we are permitted to replace this formulation with Thalidomide Pharmion 50mg.

      Under our original agreement with Penn, they were permitted to continue compassionate use and named patient sales of their formulation of thalidomide in the U.K., Ireland and Denmark. In June 2003, Penn agreed to discontinue its sales of thalidomide in these countries and we initiated sales of Thalidomide Pharmion 50mg on a compassionate use or named patient basis in these countries. This revised arrangement reflected Penn’s recognition of the merits of using the PRMP in connection with thalidomide sales in these countries.

Vidaza

      On May 19, 2004, we received full approval from the FDA to market Vidaza in the U.S. for the treatment of all subtypes of MDS. Vidaza is the first and only drug currently approved for the treatment of MDS and is the first of a new class of drugs known as demethylating agents to be approved. The subtypes of MDS are: refractory anemia (RA), refractory anemia with ringed sideroblasts (RARS) (if accompanied by neutropenia or thrombocytopenia or requiring transfusions), refractory anemia with excess blasts (RAEB), refractory anemia with excess blasts in transformation (RAEB-T) and chronic myelomonocytic leukemia (CMMoL).

      We are proceeding with plans for the U.S. launch of Vidaza in July 2004. In anticipation of the launch, we are expanding our U.S. field organization from 31 to 75 employees, including additional sales representatives, medical science liaisons, reimbursement specialists and field based management. As of June 1, 2004, 62 members of this team have already been hired and are currently actively engaged in training and preparation for the launch. In addition, appropriate materials have been developed for mailings, educational literature and advertising in medical journals geared to hematologists and oncologists, as well as presentations at key industry conferences. Since we believe that securing timely reimbursement will be critical to the successful launch of Vidaza, we have assembled a team of reimbursement specialists to work with state Medicare carriers, state Medicaid programs and commercial payors to insure that physicians are promptly paid for Vidaza.

      In June 2001, we entered into an agreement with Pharmacia & Upjohn Company, now part of Pfizer, Inc., to obtain the exclusive worldwide manufacturing, marketing and distribution rights to azacitidine, which we will market as Vidaza. Under the agreement with Pharmacia, we also obtained an exclusive worldwide license to use Pharmacia’s azacitidine technology and patents, including its clinical data. Azacitidine was the subject of a completed and published Phase III study demonstrating its safety and efficacy in the treatment of MDS, a group of hematologic conditions caused by abnormal blood-forming cells of the bone marrow.

      Azacitidine, a pyrimidine nucleoside analog, was originally developed by Upjohn Corporation as a cytotoxic agent, which is an agent that indiscriminately kills actively multiplying cells. Azacitidine was studied at high doses as a treatment for various malignancies, including acute myelogenous leukemia, or AML. An NDA was submitted by Upjohn in 1982 for the treatment of AML, but was deemed not approvable by the FDA, due to a lack of controlled studies adequately demonstrating clinical benefit. In addition, there were severe side effects observed in the high dosage studies. Researchers at the NCI, The Mount Sinai Medical Center and other institutions continued to study azacitidine and determined that it could be used effectively at much lower doses than originally studied by Upjohn, thereby reducing the side effects experienced in the earlier clinical studies. The results of subsequent clinical studies suggest that azacitidine is an effective treatment for MDS.

      The recognition that azacitidine could be effective at lower doses was based on the discovery that azacitidine acts not only as a cytotoxic agent, but also through an additional mechanism of action. Azacitidine is a member of a class of drugs in development known as “hypomethylating” or “demethylating” agents. Methylation of DNA is a major mechanism regulating gene expression. Researchers have determined that an increase in specific methylation of DNA results in blockage of the activity of genes that regulate cell division and differentiation, known as “suppressor genes.” With suppressor genes blocked, cell division becomes unregulated, causing cancer. In studies, researchers have demonstrated that azacitidine can reverse the methylation of DNA, leading to reexpression of suppressor genes and a resulting redifferentiation and maturation of the cancer cells back to normal.

      MDS occurs when blood cells remain in an immature, or “blast,” stage within the bone marrow and never develop into mature cells capable of performing their necessary functions. More than 80% of MDS cases occur in persons aged 60-80. According to the American Cancer Society, or ACS, the exact number of cases of MDS in the U.S. is unknown, as there is no registry tracking this information, but most estimates are between 10,000 and 30,000 new cases each year. According to the ACS, these numbers appear to be increasing each year. Currently, we estimate there are approximately 40,000 MDS patients throughout the U.S. with similar incidence and prevalence rates in the E.U. According to the ACS, survival rates range from six months to six years for the different types of MDS. MDS can result in death from bleeding and infection in the majority of patients, while transformation to AML occurs in up to 40% of patients. Following transformation to AML, these patients have an exceptionally poor prognosis. MDS may occur without any identifiable cause, may be related to chemotherapy or radiation therapy being administered to treat other diseases, or may result from exposure to petrochemicals, benzene or rubber. Patients generally receive best supportive care, which typically consists of a combination of transfusions, antibiotics and growth factors, such as erythropoietin and granulocyte colony stimulating factor. In addition, clinicians may add low-dose chemotherapies to best supportive care if they feel that their patients can tolerate the side effects. Patients under 60 years of age may receive bone marrow transplants.

      Vidaza has been granted orphan product designation by the FDA that entitles the drug to seven years of market exclusivity for MDS in the U.S. We submitted the NDA on December 29, 2003 and received full approval from the FDA less than five months later. Vidaza was granted priority review status by the FDA on February 10, 2004.

      The NDA submission was based upon a National Cancer Institute-sponsored open-label, controlled Phase III study for the treatment of MDS, conducted by Cancer and Leukemia Group B, and two supportive Phase II CALGB studies, which were also sponsored by the National Cancer Institute. The results of this Phase III study were published in the May 2002 Journal of Clinical Oncology. For the purposes of the FDA submission, we re-collected and reanalyzed the CALGB data.

      The Phase III study examined the safety and efficacy of Vidaza plus supportive care or supportive care alone in 191 patients with all five subtypes of MDS classified according to the French-American-British system. Patients with acute myelogenous leukemia were not intended to be included. Vidaza was administered subcutaneously at a dose of 75 mg/m2 daily for seven days every four weeks. Dosage adjustments were allowed based on response or adverse events. Patients in the observation arm were allowed by protocol to cross over to

Vidaza if they met pre-determined criteria indicating worsening of their condition. The primary endpoint of the study was response rate.

      Our recollected and reanalyzed CALGB data, including an independent review showed that, of the 191 patients included in the study, 19 had the diagnosis of AML at baseline. These patients were excluded from the primary analysis of response rate, although they were included in the intent-to-treat analysis of all patients randomized. The overall response rate, which includes both complete and partial responses, was 15.7% in Vidaza-treated patients without AML (16.2% for all Vidaza randomized patients including AML), compared to zero percent in the observation group (p<0.0001). Responses occurred in all five subtypes of MDS as well as in patients determined to have a baseline diagnosis of AML.

      Patients responding to Vidaza had a decrease in bone marrow blasts percentage or an increase in platelets, hemoglobin or white blood cells. Greater than 90 percent of the responders initially demonstrated these changes by the fifth treatment cycle. All patients who had been transfusion dependent became transfusion independent during complete or partial response. The mean and median duration of clinical response for patients experiencing complete or partial response was estimated at 512 and 330 days, respectively. Seventy-five percent of the responding patients were still in partial response or better at the completion of treatment.

      Approximately 55% of the observation patients crossed over to receive Vidaza treatment, and of that crossover group, 12.8% demonstrated complete or partial response.

      The Phase II studies consisted of two multi-center, open-label, single-arm studies. A study of 72 patients with RAEB, RAEB-T, CMMoL or AML who were treated with subcutaneous Vidaza demonstrated an overall response rate of 13.9%. A study of 48 patients with RAEB, RAEB-T or AML who were treated with intravenous Vidaza demonstrated an overall response rate of 18.8%. Response occurred in all MDS subtypes as well as in patients with adjudicated baseline diagnosis of AML in both of these studies.

      Benefit was also seen in patients who did not meet the criteria for partial response or better, but were considered “improved.” About 24% of patients treated with Vidaza were considered improved and about two-thirds of those became transfusion independent. In the observation group, five of 83 patients met the criteria for improvement; none became transfusion independent. In all three studies, about 19% of patients met the criteria for improvement with a median duration of 195 days.

      All three studies used similar dosing regimens and response criteria. Response rates were similar regardless of age or gender.

      The recommended starting dose is 75 mg/m2 delivered subcutaneously, daily for seven days, every four weeks. It is recommended that patients be treated for a minimum of four cycles; however, complete or partial response may require more than four cycles. Treatment may be continued as long as the patient continues to benefit. Patients should be monitored for hematologic response and renal toxicities, and dosage delay or reduction may be necessary.

      We have initiated a comparative Phase IV clinical trial that will examine survival outcomes and other secondary end points, using a multicenter, randomized, open-label, parallel group format. The aim of this study is to compare the effect of Vidaza plus best supportive care against conventional care regimens plus best supportive care on survival in MDS patients. As a result of the fact that this study is global in nature and MDS treatment practices vary among countries, there will be three comparative conventional care treatments: best supportive care only; low dose cytarabine, plus best supportive care; or standard chemotherapy, plus best supportive care. This design takes into account the actual “conventional care” used to treat MDS patients in each country targeted for trial participation and should also help to enhance timely enrollment. The study will recruit over 350 patients and will be one of the largest studies to date in this disease.

      The primary objective of this Phase IV study is to look at survival in these MDS patients. All other relevant endpoints, such as time to transformation to AML, time to relapse after complete remission or partial remission, disease progression, hematological status (peripheral blood counts, need for platelet and red blood cell transfusions and hematological response), episodes of infections requiring intravenous antibiotics and safety parameters will be assessed.

      We expect to devote significant resources both to obtaining additional approvals for Vidaza in Europe and other international markets and to continuing the clinical development of Vidaza in MDS as well as other potential hematological and oncological disorders believed to be associated with hypermethylation.

Innohep®

      Innohep®, the tradename for tinzaparin, is a low molecular weight heparin that is approved in the U.S. and 63 other markets. In July 2002, we entered into an agreement with LEO Pharma A/S to obtain the exclusive U.S. marketing and distribution rights to Innohep®. Since LEO Pharma does not have a presence in the U.S., it sought to market the product in the U.S. through a marketing partner. It originally chose DuPont Pharmaceuticals Company, which launched Innohep® in the U.S. in late 2000 following its approval by the FDA in June of that year. Shortly after Innohep®’s launch, DuPont’s pharmaceutical business was acquired by Bristol Myers Squibb, which elected to return the U.S. rights to the product back to LEO Pharma. As a result, while the product has achieved substantial sales in Europe and elsewhere around the world, Innohep® received minimal marketing support in the U.S. throughout 2001 and 2002.

      Innohep® is a member of a broad class of drugs known as anticoagulants, which are generally prescribed to prevent or treat blood clotting in patients. In the U.S., Innohep® is approved for the treatment of acute, symptomatic deep vein thrombosis, or DVT, which is a subset of the overall anticoagulant market. DVT occurs when a blood clot develops in the deep veins of the legs. If not effectively treated, DVT can lead to pulmonary embolisms that, in turn, can result in death. Cancer patients are particularly at risk to develop DVT, either from the disease itself or as a side effect of certain cancer treatments. The estimated prevalence of DVT in cancer patients ranges from 15-20%. Further, according to the ACS, approximately 1.3 million new cases of cancer occur in the U.S. each year. We believe that 21%, or approximately 277,000, of these patients are highly predisposed to DVT occurrence.

      The acquisition of the marketing and distribution rights to Innohep® allowed us to establish our sales and marketing organization in the U.S. in a cost-effective manner, and provided us with access and exposure to the opinion leaders that influence product sales in the hematology and oncology markets. We completed the hiring and training of our U.S. sales force and relaunched Innohep® in October 2002. Innohep® is administered through a subcutaneous injection once daily for at least a six day cycle.

      We attribute the growth we have experienced in Innohep® sales to our strategy of focusing our marketing efforts on hematologists and oncologists, groups often overlooked by pharmaceutical companies marketing other anticoagulants. Hematologists and oncologists are among the top three prescribers of DVT treatments. We believe, however, that only a small number of the sales calls made to DVT treatment prescribers are made to hematologists and oncologists. Innohep® does not require a dosing adjustment for weight-compromised, elderly or renally-impaired patients. Because these are common conditions for cancer patients, we believe that this feature, combined with the convenience of its once per day dosing, makes Innohep® the treatment of choice for a cancer patient with DVT.

Refludan®

      Refludan®, the tradename for lepirudin, is an antithrombin agent for patients with heparin-induced thrombocytopenia type II, or HIT type II. Refludan® is approved in 42 countries outside of North America. In May 2002, we entered into an agreement with Schering AG to obtain the exclusive marketing and distribution rights to Refludan® in all markets outside of North America. Hoechst Marion Roussel, or HMR, originally developed Refludan®. As a condition to the merger of HMR with Rhone Poulenc Rorer to form Aventis Pharmaceuticals, Aventis divested itself of Refludan® on a global basis to Schering AG, which continues to market the product in the U.S. and Canada through its subsidiary, Berlex Laboratories, Inc. Although approved in 42 countries outside of North America, Aventis had actively marketed the product only in Germany. We are currently marketing Refludan® principally in Europe and Australia.

      HIT is an allergic, adverse immune response to heparin. Generally this response occurs after 2 to 4 days of heparin exposure, resulting in an absence of sufficient cell platelets to enable blood clotting. HIT occurs in 2-3% of patients treated with unfractionated heparin and 1-2% of patients treated with low molecular weight heparins.

There are two forms of HIT. The first is relatively benign. The second, known as HIT type II, is a more serious form with the potential for significant impact on patient morbidity and mortality. Refludan® is prescribed for the treatment of HIT type II. Refludan® is administered through subcutaneous injection or infusion. Given the relatively low incidence rate for HIT, we do not expect Refludan® sales to grow significantly above the current level.

      In addition to adding a marketed product to our portfolio, the acquisition of Refludan® allowed us to achieve our objective of establishing a sales and marketing organization throughout Europe and our other non-U.S. markets. The primary target physician audience for Refludan® is hematologists. With the planned launch of thalidomide and, later, Vidaza, it was important that we develop our commercial organization and establish relationships with the key prescribers of these products. We were able to achieve that objective in Europe through our acquisition of Refludan®. Today we have sales and marketing organizations established in each of the primary European markets, Australia, and, through third party distributors, in 22 additional countries throughout Europe, the Middle East and Asia.

Sales, Marketing and Distribution

      We have established sales and marketing organizations in the U.S., Europe and Australia. In the U.S., we plan to increase our field based organization for the launch of Vidaza to 75 professionals consisting of 52 clinical account specialists, 8 medical science liaisons, 5 reimbursement specialists, 3 national accounts managers, 6 field based managers and 1 sales trainer. We expect these positions will be filled by July 2004 and, as of June 1, 62 were in place. Each member of our field based staff has significant experience in pharmaceutical and oncology products sales and marketing. They target hematologists and oncologists who prescribe high volumes of cancer therapies. The concentration of high volume prescribers will allow us to promote Vidaza and Innohep® with a relatively small, dedicated sales and marketing organization. The field based organization is also supported by a medical education team that focuses on the development, presentation and distribution of scientific and clinical information regarding our products and the diseases they treat.

      In Europe, we employ a general manager in each of the U.K., France, Germany, Spain, Italy, and Denmark. These general managers are responsible for all commercial activities in each of their home countries, and may also have responsibility for commercial activities in smaller nearby countries. Each of our subsidiaries employs, in addition to the general manager, a trained physician, regulatory specialists if required by local law, sales representatives, PRMP experts and administrative support staff. In general, we only employ nationals in each of our local subsidiaries. All marketing activities are centrally directed from our U.K. office to ensure consistency across regional markets. In addition, clinical development, regulatory affairs and information technology functions are centrally managed from our U.K. office. In this manner, we seek to develop globally consistent programs but ensure that they are implemented according to local practices. Our Australian sales and marketing organizational structure is consistent with our European structure. Information regarding geographic areas is included in the notes to our consolidated financial statements included elsewhere in this prospectus.

      In addition to our own sales organizations, we have access to the hematology and oncology markets in 22 additional countries through relationships with our distributors. Pursuant to the agreements governing our relationships with our distributors, we are prohibited from selling or marketing our products on our own behalf in a country covered by one of these agreements until the applicable agreement expires.

      The chart below identifies the countries which are served directly by our sales organizations and those which we access using our third-party distribution network.

Direct Sales Countries

Australia Belgium Denmark Finland France	Germany Ireland Italy Netherlands Norway	Portugal Spain Sweden U.K. U.S.

Distribution Countries

Austria Cyprus Egypt Greece Hong Kong Israel Jordan Kuwait	Lebanon Malaysia Malta New Zealand Oman Saudi Arabia Singapore	South Africa Switzerland Syria Taiwan Thailand Turkey United Arab Emirates

      By working closely with top scientists, physicians and association leaders, our sales and marketing professionals are able to create science-based marketing materials of interest to key opinion leaders. In addition, our product acquisition strategy has been designed to maximize the success of our sales and marketing efforts by focusing on the acquisition of products and product candidates that make a clinical difference to patients in markets responsive to key opinion leaders. We intend to seek new countries in which to promote our products and we will continue the expansion of our sales and marketing organization as product growth or product acquisitions warrant.

      In the U.S., we sell to pharmaceutical wholesalers, who in turn distribute product to retail pharmacies, hospitals, and other institutional customers. In Europe and Australia, we sell directly to retail and hospital pharmacies. Sales into countries where we have partnered with third party distributors are made directly to our partners. Net sales generated from three wholesale customers in the U.S. totaled approximately 13% of our total net sales for the year ended December 31, 2003.

Regulatory and Medical Affairs

      Our regulatory affairs group is comprised of professionals with experience from both large pharmaceutical companies and biotechnology companies. The difference between an attractive drug candidate and one which is not economically viable for development often hinges on our assessment of the time and expense required to get the drug approved and sold in a particular jurisdiction. Determining the optimal regulatory pathway for commercialization is an integral part of our product candidate selection. We believe that our combination of country-specific regulatory expertise and our focus on the hematology and oncology markets provide a significant advantage as we seek to acquire additional product candidates through in-license, and move our existing product candidates forward through the approval process.

Collaborations and License Agreements

Celgene and Penn Agreements

      In 2001, we licensed rights relating to thalidomide from both Celgene and Penn T Limited for all countries outside of North America, Japan, China, Korea and Taiwan. Under agreements with Celgene, we obtained the rights in this territory to Celgene’s formulation of thalidomide, Thalomid®, exclusive licenses or sublicenses for use in this territory of all intellectual property owned or licensed by Celgene relating to thalidomide, as well as all existing and future clinical data relating to thalidomide developed by Celgene, and an exclusive license to employ Celgene’s patented S.T.E.P.S. program as our PRMP. Under agreements with Penn, we became Penn’s exclusive distributor in this territory of any formulation of thalidomide manufactured by Penn, which included an exclusive supply and requirements relationship with respect to Penn’s manufacture of thalidomide for this territory. We will pay Penn and Celgene a combined royalty of 36% of net sales, less our purchase price from Penn of the units of product sold, on all of our sales of thalidomide once thalidomide is approved by the appropriate health regulatory authority for sale in any country within our license territory. In the interim, our combined royalty payment obligations to Celgene and Penn are generally lower than 36%. Our royalty payment obligations to Celgene and Penn are also subject to certain minimum yearly payment thresholds. In connection with our ongoing relationship with Celgene, and to further the clinical development of thalidomide, particularly in multiple myeloma, we have also agreed to fund an aggregate of $8.0 million of Celgene’s clinical trial development costs for clinical studies of thalidomide, with this amount payable in installments through 2005. Through March 31, 2004, we had funded

$3.75 million of this $8.0 million commitment. The agreements with Celgene and Penn each have a ten year term running from the date of receipt of our first regulatory approval for thalidomide in the United Kingdom, subject, in the case of the Celgene agreement to Celgene having a right to terminate the agreement if we have not obtained that approval by November 2006.

Pharmacia Agreement

      We licensed worldwide rights to azacitidine from Pharmacia & Upjohn Company, now a part of Pfizer, Inc., in June 2001. Under the terms of our agreement, we are obligated to pay Pharmacia a royalty of 20% on net sales of Vidaza. The license from Pharmacia has a term extending for the longer of the last to expire of valid patent claims in any given country or ten years from our first commercial sale of the product in a particular country.

LEO Pharma Agreement

      In July 2002, we obtained an exclusive license from LEO Pharma A/S to distribute Innohep® in the U.S., as well as an exclusive supply and requirements agreement with LEO Pharma for their supply to us of Innohep®. Under our agreement with LEO Pharma, we made an up-front payment for this license of $7.5 million, up to $2.5 million of which is creditable against royalty payments otherwise due during the period ending March 1, 2005. In addition, we are obligated to pay LEO Pharma royalties at the rate of 30% on annual net sales of up to $20.0 million and at the rate of 35% of annual net sales exceeding $20.0 million, less in each case our purchase price from LEO Pharma of the units of product we sell. The agreement has a term of ten years.

Schering AG Agreement

      In May 2002, we obtained the exclusive rights from Schering AG to distribute Refludan® in all countries outside of North America. Schering produces the product for us under contract with a third-party manufacturer and sells it to us at its acquisition cost plus 5%. Our agreements with Schering, as amended, transfer to us all of the marketing authorizations and product registrations for Refludan® in the individual countries within our territory. We have paid Schering an aggregate of $6.0 million and are obligated to make an aggregate of $7.0 million of additional fixed payments to Schering, payable in quarterly installments of $1.0 million through the end of 2005. We are obligated to make up to $7.5 million of additional payments upon the achievement of certain milestones. We paid to Schering, in addition to our product acquisition costs, a royalty of 8% of our net sales of Refludan® during the period through December 31, 2003 and pay a royalty of 14% of our net sales of Refludan® thereafter. However, when we have paid $12.0 million in royalties measured from January 2004, the royalty rate would then be reduced to 6%.

CALGB Agreement

      In November 2001, we entered into a collaboration agreement with the CALGB pursuant to which the CALGB agreed to provide us with the data produced by its azacitidine studies in exchange for aggregate payments of approximately $1.1 million. We incorporated the data provided to us by the CALGB in our December 2003 NDA submission. The CALGB has agreed not to permit any other party to use its azacitidine data in connection with an NDA until such time as we cease our efforts to commercialize azacitidine.

Manufacturing

      We currently use, and expect to continue to be dependent upon, contract manufacturers to manufacture each of our products. We do not maintain alternative manufacturing sources for any of our products. Our contract manufacturers and distributors are subject to extensive governmental regulation. Regulatory authorities in our markets require that drugs be manufactured, packaged and labeled in conformity with Good Manufacturing Practices, or cGMPs. We have established a quality control and quality assurance program, including a set of standard operating procedures and specifications, designed to ensure that our products are manufactured in accordance with cGMPs, and other applicable domestic and foreign regulations.

      Thalidomide. We obtain our two formulations of thalidomide from two different suppliers. Thalidomide Pharmion 50mg is formulated, encapsulated and packaged for us by Penn Pharmaceuticals Services Limited of

Great Britain in a facility that is in compliance with the regulatory standards of each of the countries where we sell and expect to sell the product. Under the terms of this agreement we purchase from Penn all of our requirements of the product. Pricing is subject to an annual adjustment based upon the fully allocated cost of manufacture. This agreement terminates upon the tenth anniversary of the date upon which we receive regulatory approval for thalidomide in the U.K.

      Thalidomide Laphal is formulated, encapsulated and packaged for us by Laphal Industrie, an unaffiliated company, in a facility that is in compliance with the regulatory standards of each of the countries where we sell and expect to sell the product. Pricing is subject to an annual adjustment based upon a formula that accounts for increases in the cost of manufacture. In addition, in the event that prior to the expiration of the agreement we decide to discontinue ordering Thalidomide Laphal from Laphal Industrie, we are obligated to provide twelve months advance notice and pay €300,000. If our notice to discontinue ordering Thalidomide Laphal is not timely, the fee may increase to as much as €500,000. This agreement terminates in March 2013.

      Vidaza. Under the terms of two development agreements, Ash Stevens, Inc. and Ben Venue Labs provide us with clinical supplies and manufacturing services for azacitidine. Azacitidine drug substance is manufactured for us by Ash Stevens, who sends the product in its raw form to Ben Venue Labs. Ben Venue Labs then formulates the product, fills the product into vials and labels the finished product for us. Both Ash Stevens and Ben Venue Labs operate facilities that are in compliance with the regulatory standards of each of the countries where we expect to sell the product. We are obtaining our initial commercial quantities of Vidaza from Ash Stevens and Ben Venue under standard purchase order commitments, and we are in active negotiations with both of these suppliers to finalize long term commercial supply agreements.

      Innohep®. Innohep® is formulated and packaged for us by LEO Pharmaceutical Products Ltd. in a facility that is in compliance with FDA requirements. Under our agreement, we are required to purchase our Innohep® requirements exclusively from LEO. Pricing may be adjusted annually based upon changes in the Danish Pay Index. This agreement terminates in June 2012.

      Refludan®. Refludan® is manufactured in a facility that meets the standards of each of the countries where we sell and expect to sell the product by a third-party manufacturer, who then supplies the drug to our supplier, Schering AG. Under our agreement, we are required to purchase our Refludan® requirements exclusively from Schering. The pricing is subject to an annual adjustment under the existing supply agreement between Schering and the third-party manufacturer. This agreement terminates in 2022.

Raw Materials

      Raw materials and supplies are normally available in quantities adequate to meet the needs of our business.

Government Regulation

      Regulation by governmental authorities in the U.S. and other countries is a significant factor in the manufacture and marketing of our products and in ongoing research and product development activities. All of our products require regulatory approval by governmental agencies prior to commercialization. In particular, our products are subject to rigorous preclinical and clinical testing and other approval requirements by the FDA and similar regulatory authorities in other countries. Various statutes and regulations also govern or influence the manufacturing, safety, reporting, labeling, storage, record keeping and marketing of our products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could harm our business.

      The regulatory requirements relating to the manufacturing, testing and marketing of our products may change from time to time. For example, at present, member states in the E.U. are in the process of incorporating into their domestic laws the provisions contained in the E.U. Directive on the implementation of good clinical practice in the conduct of clinical trials. The Directive imposes more onerous requirements in relation to certain aspects of clinical trial conduct than are currently in place in many member states. This may impact our ability to conduct clinical trials and the ability of independent investigators to conduct their own research with support from us.

Product Approval

      The clinical development, manufacturing and marketing of our products are subject to regulation by various authorities in the U.S., the E.U. and other countries, including, in the U.S., the FDA, and, in the E.U., the EMEA. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act in the U.S. and numerous directives, regulations, local laws and guidelines in the E.U. govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. Product development and approval within these regulatory frameworks takes a number of years and involves the expenditure of substantial resources.

      Regulatory approval will be required in all the major markets in which we, or our licensors, seek to test our products in development. At a minimum, such approval requires the evaluation of data relating to the quality, safety and efficacy of a product for its proposed use. The specific types of data required and the regulations relating to this data will differ depending on the territory, the drug involved, the proposed indication and the stage of development.

      In general, new chemical entities are tested in animals until adequate proof of safety is established. Clinical trials for new products are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the pharmaceutical into healthy human volunteers, the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a compound shows evidence of effectiveness and is found to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to more fully evaluate clinical outcomes.

      In the U.S., specific preclinical data and chemical data, as described above, needs to be submitted to the FDA as part of an Investigational New Drug application, or IND, which, unless the FDA objects, will become effective 30 days following receipt by the FDA. Phase I studies in human volunteers may commence only after the application becomes effective. Prior regulatory approval for human healthy volunteer studies is also required in member states of the E.U. Currently, in each member state of the E.U., following successful completion of Phase I studies, data is submitted in summarized format to the applicable regulatory authority in the member state in respect of applications for the conduct of later Phase II studies. The regulatory authorities in the E.U. typically have between one and three months in which to raise any objections to the proposed study, and they often have the right to extend this review period at their discretion. In the U.S., following completion of Phase I studies, further submissions to regulatory authorities are necessary in relation to Phase II and III studies to update the existing IND. Authorities may require additional data before allowing the studies to commence and could demand that the studies be discontinued at any time if there are significant safety issues. In addition to the regulatory review, a study involving human subjects has to be approved by an independent body. The exact composition and responsibilities of this body will differ from country to country. In the U.S., for example, each study will be conducted under the auspices of an independent Institutional Review Board at the institution at which the study is conducted. This board considers among other things, the design of the study, ethical factors, the safety of the human subjects and the possible liability risk for the institution. Equivalent rules apply in each member state of the E.U. where one or more independent ethics committees, which typically operate similarly to an Institutional Review Board, will review the ethics of conducting the proposed research. Other authorities around the rest of the world have slightly differing requirements involving both the execution of clinical trials and the import/export of pharmaceutical products. It is our responsibility to ensure we conduct our business in accordance with the regulations of each relevant territory.

      Information generated in this process is susceptible to varying interpretations that could delay, limit or prevent regulatory approval at any stage of the approval process. The failure to demonstrate adequately the quality, safety and efficacy of a therapeutic drug under development would delay or prevent regulatory approval of the product. There can be no assurance that if clinical trials are completed, either we or our collaborative partners will submit applications for required authorizations to manufacture and/or market potential products

(including a marketing authorization application, NDA or abbreviated NDA) or that any such application will be reviewed and approved by the appropriate regulatory authorities in a timely manner, if at all.

      In order to gain marketing approval we must submit a dossier to the relevant authority for review, which is known in the U.S. as an NDA and in the E.U. as a marketing authorization application, or MAA. The format is usually specific and laid out by each authority, although in general it will include information on the quality of the chemistry, manufacturing and pharmaceutical aspects of the product as well as the non-clinical and clinical data. The FDA undertakes the review for the U.S. In the E.U. there is, for many products, a choice of two different authorization routes: centralized and decentralized. Under the centralized route one marketing authorization is granted for the entire E.U., while under the decentralized route a series of national marketing authorizations are granted. In the centralized system the application will be reviewed by members of the Committee for Medicinal Products for Human Use, or the CHMP, on behalf of the EMEA. The EMEA will, based upon the review of the CHMP, provide an opinion to the European Commission on the safety, quality and efficacy of the product. The decision to grant or refuse an authorization is made by the European Commission. In circumstances where use of the centralized route is not mandatory, we can choose to use the decentralized route, in which case the application will be reviewed by one member state’s regulatory agency. If the regulatory agency grants the authorization, other member states’ regulatory authorities are asked to “mutually recognize” the authorization granted by the first member state’s regulatory agency. Approval can take several months to several years, or be denied. The approval process can be affected by a number of factors. Additional studies or clinical trials may be requested during the review and may delay marketing approval and involve unbudgeted costs. The regulatory authorities may conduct an inspection of relevant facilities, and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining approval for each product, in many cases each drug manufacturing facility must be approved. Further inspections may occur over the life of the product. An inspection of the clinical investigation sites by a competent authority may be required as part of the regulatory approval procedure. As a condition of marketing approval, the regulatory agency may require post-marketing surveillance to monitor for adverse effects, or other additional studies as deemed appropriate. After approval for the initial indication, further clinical studies are usually necessary to gain approval for any additional indications. The terms of any approval, including labelling content, may be more restrictive than expected and could affect the marketability of a product.

      The FDA offers an accelerated approval procedure for certain drugs under Subpart H of the agency’s NDA approval regulations. Subpart H provides for accelerated NDA approval for new drugs intended to treat serious or life-threatening diseases where the drugs provide a meaningful therapeutic advantage over existing treatment. Under this accelerated approval procedure, the FDA may approve a drug based on evidence from adequate and well-controlled studies of the drug’s effect on a surrogate endpoint that reasonably suggest clinical benefits, or on evidence of the drug’s effect on a clinical endpoint other than survival or irreversible morbidity. This approval is conditioned on the favorable completion of trials to establish and define the degree of clinical benefits to the patient. These post-approval clinical trials, known as Phase IV trials, would usually be underway when the product obtains this accelerated approval. If, after approval, a Phase IV trial establishes that the drug does not perform as expected, or if post-approval restrictions are not adhered to or are not adequate to ensure the safe use of the drug, or other evidence demonstrates that the product is not safe or effective under its conditions of use, the FDA may withdraw approval. This accelerated approval procedure for expediting the clinical evaluation and approval of certain drugs may shorten the drug development process by as much as two to three years. The E.U. rules relating to marketing authorizations permit, in “exceptional circumstances,” the regulatory authorities to grant a marketing authorization where the applicant is not able to provide the usual comprehensive set of data relating to safety and efficacy, because the targeted disease state is rarely encountered or because there is a lack of scientific knowledge about the disease, or because it would be unethical to collect such data. Marketing authorizations granted on an exceptional circumstances basis are normally subject to the holder fulfilling certain obligations, such as completion by the applicant of particular clinical studies.

      In many markets outside of the U.S., regulations exist that permit patients to gain access to unlicensed pharmaceuticals, particularly for severely ill patients where other treatment options are limited or non-existent. Generally, the supply of pharmaceuticals under these circumstances is termed “compassionate use” or “named patient” supply. In the E.U., each member state has developed its own system under an E.U. directive that permits the exemption from traditional pharmaceutical regulation of “medicinal products supplied in response to a bona fide unsolicited order, formulated in accordance with specifications of an authorized health care professional and for use by his individual patients on his direct personal responsibility.” Essentially, two systems operate among E.U. member states: approval can be given for “cohort” supply, meaning more than one patient can be supplied in accordance with an agreed treatment protocol; or, alternatively, as is the case in the majority of E.U. member states, supply is provided on an individual patient basis. Some countries, such as France, have developed other systems, where an ATU involves a thorough review and approval by the regulator of a regulatory data package. In France, the company then receives an approval to supply. All E.U. member states require assurance of the quality of the product, which is usually achieved by provision of good manufacturing practice, or GMP, certification. In the majority of markets, the prescribing physician is responsible for the use for the product and in some countries the physician in conjunction with the pharmacist must request approval from the regulator to use the unlicensed pharmaceutical. Outside of the E.U., many countries have developed named patient systems similar to those prevalent in Europe.

      The U.S., the E.U. and Australia may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which, in the U.S., is generally a disease or condition that affects no more than 75 in 100,000 persons or fewer than 200,000 individuals. In the E.U., orphan drug designation can be granted if: the disease affects no more than 50 in 100,000 persons in the E.U. or the drug is intended for a life-threatening, seriously debilitating or serious and chronic condition; without incentive it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. In Australia, orphan drug designation can be granted to drugs intended to treat a disease that affects no more than 11 in 100,000 persons or fewer than 2,000 individuals. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years in the U.S., ten years in the E.U. and five years in Australia. Orphan drug designation does not prevent competitors from developing or marketing different drugs for an indication. Orphan drug designation must be requested before submitting an NDA or MAA. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process.

      For both currently marketed and future products, failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. Renewals in Europe may require additional data, which may result in a license being withdrawn. In the U.S. and the E.U., regulators have the authority to revoke, suspend or withdraw approvals of previously approved products, to prevent companies and individuals from participating in the drug-approval process, to request recalls, to seize violative products and to obtain injunctions to close manufacturing plants not operating in conformity with regulatory requirements and to stop shipments of violative products. In addition, changes in regulation could harm our financial condition and results of operation.

Product Regulation

      We are also subject to various federal and state laws pertaining to health care “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services.

      As a drug marketer, we participate in the Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, and under amendments of that law that became effective in 1993. Participation in this program includes requirements such as extending comparable discounts under the Public Health Service, or PHS, pharmaceutical pricing program. Under the Medicaid rebate program, we pay a rebate for each unit of our product reimbursed by Medicaid. The amount of the rebate for each product is set by law as a minimum 15.1% of the average manufacturer price, or AMP, of that product, or if it is greater, the difference between AMP and the best price available from us to any customer. The rebate amount also includes an inflation adjustment if AMP increases faster than inflation. The PHS pricing program extends discounts comparable to the Medicaid rebate to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries. The rebate amount is recomputed each quarter based on our reports of our current average manufacturer price and best price for each of our products to the Health Care Financing Administration.

      As a result of the Veterans Health Care Act of 1992, federal law requires that product prices for purchases by the Veterans Administration, the Department of Defense, Coast Guard, and the PHS (including the Indian Health Service) be discounted by a minimum of 24% off the AMP to non-federal customers, the non-federal average manufacturer price, or non-FAMP. Our computation and report of non-FAMP is used in establishing the price, and the accuracy of the reported non-FAMP may be audited by the government under applicable federal procurement laws.

      Under the laws of the U.S., the member states of the E.U. and other countries, we and the institutions where we sponsor research are subject to certain obligations to ensure the protection of personal information of human subjects participating in our clinical trials. We have instituted procedures that we believe will enable us to comply with these requirements and the contractual requirements of our data sources. The laws and regulations in this area are evolving and further regulation, if adopted, could affect the timing and the cost of future clinical development activities.

      We are subject to the U.S. Foreign Corrupt Practices Act which prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. Under this act, it is illegal to pay, offer to pay, or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.

Pricing Controls

      Before a pharmaceutical product may be marketed and sold in certain foreign countries the proposed pricing for the product must be approved. The requirements governing product pricing vary widely from country to country and can be implemented disparately at the national level.

      The E.U. generally provides options for its member states to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. For example, the regulation of prices of pharmaceuticals in the United Kingdom is generally designed to provide controls on the overall profits that pharmaceutical companies may derive from their sales to the U.K. National Health Service. The U.K. system is generally based on profitability targets or limits for individual companies which are normally assessed as a return on capital employed by the company in servicing the National Health Service market, comparing capital employed and profits.

      In comparison, Italy generally establishes prices for pharmaceuticals based on a price monitoring system. The reference price is the European average price calculated on the basis of the prices in four reference markets: France, Spain, Germany and the U.K. Italy typically establishes the price of medicines belonging to the same therapeutic class on the lowest price for a medicine belonging to that category. Spain generally establishes the selling price for new pharmaceuticals based on the prime cost, plus a profit margin within a range established each year by the Spanish Commission for Economic Affairs. Promotional and advertising costs are limited.

      There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceuticals will allow favorable reimbursement and pricing arrangements for our products. In addition, in the U.S. there have been, and we expect that there will continue to be, a number of federal and state proposals to implement governmental pricing control.

Third Party Reimbursement

      In the U.S., E.U. and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. The E.U. generally provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement. Member states in the E.U. can opt to have a “positive” or a “negative” list. A positive list is a listing of all medicinal products covered under the national health insurance system, whereas a negative list designates which medicinal products are excluded from coverage. In the E.U., the U.K. and Spain use a negative list approach, while France uses a positive list approach. In Canada, each province decides on reimbursement measures. In some countries, in addition to positive and negative lists, products may be subject to a clinical and cost effectiveness review by a health technology assessment body. A negative determination by such a body in relation to one of our products could affect the prescribing of the product. For example, in the U.K., the National Institute for Clinical Excellence, or the NICE, provides guidance to the National Health Service on whether a particular drug is clinically effective and cost effective. Although presented as “guidance,” doctors are expected to take the guidance into account when choosing a drug to prescribe. In addition, health authorities may not make funding available for drugs not given a positive recommendation by the NICE. There is a risk that a negative determination by the NICE will mean fewer prescriptions. Although the NICE will consider drugs with orphan status, there is a degree of tension in the application by the NICE of the standard cost assessment for orphan drugs, which are often priced more highly to compensate for the limited market. It is unclear whether the NICE will adopt a more relaxed approach toward the assessment of orphan drugs. We cannot assure you that any of our products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

      Our present and future business has been and will continue to be subject to various other laws and regulations.

Patents and Proprietary Rights

      Our success will depend in part on our ability to protect our existing products and the products we acquire or license by obtaining and maintaining a strong proprietary position both in the U.S. and in other countries. To develop and maintain such a position, we intend to continue relying upon orphan drug status, trade secrets, know-how, continuing technological innovations and licensing opportunities. Although patent protection for each of our existing products has expired, together with Ash Stevens, Inc. we jointly hold two patents that protect certain manufacturing processes and technological innovations. In addition, we intend to seek patent protection whenever available for any products or product candidates and related technology we acquire in the future.

      The patent positions of pharmaceutical firms like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether any of the products or product candidates we acquire or license will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because patent applications in the U.S. and certain other jurisdictions are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or a foreign patent office to determine priority of invention, or in opposition proceedings in a foreign patent office, either of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that the patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology.

      In the absence of patent protection for our existing products and any products or product candidates we should acquire in the future, we have sought and intend to continue seeking orphan drug status whenever it is available. To date, we have been granted orphan drug status in the U.S. for Vidaza for the indication MDS, in the E.U. for Vidaza for the indication MDS and for Thalidomide Pharmion 50mg for the indications multiple myeloma and ENL and in Australia for Vidaza for the indication MDS and for Thalidomide Pharmion 50mg for the indications multiple myeloma and ENL. If a product which has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years in the U.S. and ten years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for an indication. See “Government Regulation” for a more detailed description of orphan drug status.

      We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets. However, we believe that the substantial costs and resources required to develop technological innovations, such as the PRMP, will help us to protect the competitive advantage of our products.

      It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Competition

      The development and commercialization of new drugs is competitive and we will face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Our competitors may develop or market products or other novel technologies that are more effective, safer or less costly than any that have been or are being developed by us, or may obtain regulatory approval for their products more rapidly than we may obtain approval for ours.

      The acquisition or licensing of pharmaceutical products is also very competitive, and a number of more established companies, which have acknowledged strategies to license or acquire products, may have competitive advantages as may other emerging companies taking similar or different approaches to product acquisitions. In addition, a number of established research-based pharmaceutical and biotechnology companies may acquire products in late stages of development to augment their internal product lines. These established companies may have a competitive advantage over us due to their size, cash flows and institutional experience.

      Many of our competitors will have substantially greater financial, technical and human resources than we have. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. Our success will be based in part on our ability to build and actively manage a portfolio of drugs that addresses unmet medical needs and create value in patient therapy.

•	Thalidomide Pharmion 50mg. We believe that the primary competition for Thalidomide Pharmion 50mg are VelcadeTM from Millennium Pharmaceuticals Inc., a proteasome inhibitor, and potentially RevlimidTM from Celgene, a small molecule compound that affects multiple cellular pathways and is currently being evaluated for a wide range of hematological cancers, including relapsed and refractory multiple myeloma and MDS.

•	Vidaza. We believe that the primary potential competition for Vidaza are DacogenTM from Supergen Inc., which like Vidaza, is a demethylating agent, and Thalomid® and, potentially, Revlimid, each from Celgene.

•	Innohep®. We believe that the primary competition for Innohep® are two low molecular weight heparins, Lovenox® from Aventis, the top-selling low molecular weight heparin worldwide, and Fragmin® from Pharmacia Corporation, as well as Arixtra® from Sanofi-Synthelabo, the first of a new class of anti-thrombotic drugs which are Factor Xa inhibitors.

•	Refludan®. We believe that the primary competition for Refludan® is Argatroban from GlaxoSmithKline plc, an anticoagulant indicated for both the prevention and treatment of HIT.

Clinical, Development and Regulatory Expense

      In the years ended December 31, 2001, 2002 and 2003, we incurred clinical, development and regulatory expense of $6.0 million, $15.0 million and $24.6 million, respectively. Since each of our four products was either already marketed or at a late-stage of development at the time we acquired rights to it, we have not, to date, incurred any research expense.

Employees

      As of June 1, 2004, we had 223 employees, consisting of 74 in regulatory affairs and clinical development, 117 in sales and marketing and 32 in general and administrative. We believe that our relations with our employees are good and we have no history of work stoppages.

Facilities

      We lease approximately 29,000 square feet of space in our headquarters in Boulder, Colorado under a lease that expires in 2008. We also lease offices in other parts of the U.S. and abroad. We have no laboratory, research or manufacturing facilities. We believe that our current facilities are adequate for our needs for the foreseeable future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

      We are not engaged in any material legal proceedings.

      In April 2004, we settled our suit against Lipomed AG and certain of its distributors, in the UK, Switzerland, Germany and Italy for infringement of European Patent EP 0 688211, in connection with their sales of thalidomide for the treatment of angiogenesis-mediated disorders, including multiple myeloma, in these countries. Lipomed agreed to cease selling its thalidomide formulation and to not further challenge the validity of the thalidomide patent. We agreed to make a €1.25 million payment to Lipomed toward the legal costs incurred by Lipomed in connection with the suit and in consideration of future assistance to be provided to us by Lipomed in obtaining regulatory approvals to market Thalidomide Pharmion 50mg in those countries in which we are currently not approved to do so. In addition, we entered into a distribution agreement on customary terms with Lipomed pursuant to which we appointed Lipomed as our exclusive distributor of Thalidomide Pharmion 50mg in Switzerland and Austria effective May 1, 2004.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors as of June 1, 2004 are:

Name	Age	Position

Patrick J. Mahaffy	41	President and Chief Executive Officer; Director
Judith A. Hemberger, Ph.D.	56	Executive Vice President and Chief Operating Officer; Director
Erle T. Mast	42	Chief Financial Officer
Gillian C. Ivers-Read	51	Vice President, Clinical Development and Regulatory Affairs
Michael Cosgrave	48	Vice President, International Commercial Operations
Brian G. Atwood	51	Director
M. James Barrett, Ph.D.	61	Director
James Blair, Ph.D.	65	Director
Cam L. Garner	56	Director
Jay Moorin	52	Director
Dr. Thorlef Spickschen	63	Director

      Patrick J. Mahaffy is a founder of Pharmion, and has served as our President and Chief Executive Officer and a member of our board of directors since our inception. From 1992 through 1998, Mr. Mahaffy was President and Chief Executive Officer of NeXagen, Inc. and its successor, NeXstar Pharmaceuticals, Inc., a biopharmaceutical company. Prior to that, Mr. Mahaffy was a Vice President at E.M. Warburg Pincus and Co.

      Judith A. Hemberger, Ph.D., is a founder of Pharmion, and has served as our Executive Vice President and Chief Operating Officer and a member of our board of directors since our inception. From 1997 to 1999, she worked as a consultant to various healthcare companies. During this period she also served as a Senior Vice President of Business Development at AVAX Technologies, Inc., a vaccine technology company. From 1979 to 1997, Dr. Hemberger worked at Marion Laboratories and successor companies Marion Merrell Dow and Hoechst Marion Roussel. She led a number of strategic functions including Professional Education, Global Regulatory Affairs, Global Medical Affairs, and Commercial Development. Her final role in the company was Senior Vice President of Global Drug Regulatory Affairs. Ms. Hemberger currently serves on the board of directors of Perrigo Company.

      Erle T. Mast has served as our Chief Financial Officer since July 2002. From 1997 through 2002, Mr. Mast worked for Dura Pharmaceuticals and its successor, Elan Corporation. From 2000 to 2002, he served as Chief Financial Officer for the Global Biopharmaceuticals business for Elan. From 1997 to 2000, Mr. Mast served as Vice President of Finance for Dura. Prior to that, Mr. Mast was a partner with Deloitte & Touche, LLP.

      Gillian C. Ivers-Read has served as our Vice President, Clinical Development and Regulatory Affairs since April 2002. From 1996 to 2001, Ms. Ivers-Read held various regulatory positions with Hoechst Marion Roussel and its successor Aventis Pharmaceuticals, Inc., where she most recently held the position of Vice President, Global Regulatory Affairs. From 1994 to 1996, Ms. Ivers-Read was Vice President, Development and Regulatory affairs for Argus Pharmaceuticals and from 1984 to 1994 she served as a regulatory affairs director for Marion Merrell Dow.

      Michael Cosgrave has served as our Vice President, International Commercial Operations since November 2000. From 1991 to November 2000, Mr. Cosgrave served in various business development and sales and marketing positions for NeXagen, Inc. and its successor, NeXstar Pharmaceuticals, Inc., where he most recently held the position of Vice President, Sales and Marketing with responsibility for markets in the Middle East, Asia, Africa, Australia and Greece. From 1980 to 1991, Mr. Cosgrave worked for Johnson and Johnson UK Ltd. with business development and general manager responsibilities in various international countries.

      James Blair, Ph.D., has served as a member of our board of directors since January 2000. Since 1985, Dr. Blair has served as a general partner of Domain Associates, L.L.C., a venture capital management company focused on life sciences. Dr. Blair also serves on the board of directors of Nuvasive, Inc. and Vista Medical Technologies, Inc., as well as those of several privately-held healthcare companies, including Genvault, Inc., GeneOhm Sciences, Inc., Neuropace, Inc., Novacea, Inc., Volcano, Inc. and Xcel Pharmaceuticals, Inc. Dr. Blair is presently an advisor to the Department of Molecular Biology at Princeton University and an advisor to the Department of Bioengineering at the University of Pennsylvania.

      Cam L. Garner has served as a member of our board of directors since May 2001. Mr. Garner is the founder and chairman of Xcel Pharmaceuticals, Inc., a specialty pharmaceutical company. From 1989 to November 2000, Mr. Garner was Chief Executive Officer of Dura Pharmaceuticals, Inc. and its Chairman from 1995 to 2000. Mr. Garner was also the co-founder and Chairman of DJ Pharma from 1998 to 2000. Mr. Garner also serves on the board of directors of several public and privately-held pharmaceutical and biotechnology companies, including Xcel Pharmaceuticals, CancerVax Corporation and SkinMedica, Inc.

      Dr. Thorlef Spickschen has served as a member of our board of directors since December 2001. From 1994 to 2001, Dr. Spickschen was chairman and CEO of BASF Pharma/ Knoll AG. From 1984 to 1994, Dr. Spickschen worked with Boehringer Mannheim GmbH, where he was responsible for sales and marketing and has been Chairman of its Executive Board since 1990. From 1976 to 1984, Dr. Spickschen was Managing Director, Germany and Central Europe for Eli Lilly & Co. Dr. Spickschen is currently on the board of Cytos Biotechnology AG, which is publicly-traded in Switzerland, as well as the boards of several privately held companies in Europe and the U.S., including BioVision AG, Innovation GmbH, and EPICEPT Corporation.

      Brian G. Atwood has served as a member of our board of directors since January 2000. Mr. Atwood co-founded Versant Ventures, a venture capital firm focusing on healthcare, in 1999. Mr. Atwood is also a managing member of Brentwood Associates. Mr. Atwood also serves on the board of directors of several privately-held pharmaceutical and biotechnology companies, including BioMedicines, Inc., Salmedix, Inc. and Xenogen Corporation.

      M. James Barrett, Ph.D., has served as a member of our board of directors since December 2001. Since September 2001, Dr. Barrett has served as a general partner of New Enterprise Associates, a venture capital firm focussing on the healthcare and information technology industries. From 1997 to 2001, Dr. Barrett served as Chairman and Chief Executive Officer of Sensors for Medicine and Science, Inc., which he founded in 1997. Dr. Barrett also serves on the board of directors of MedImmune, Inc., as well as several privately-held healthcare companies, including Inhibitex, Inc., Iomai Corporation, Peptimmune, Inc., and Targacept, Inc., as well as continuing to serve as Chairman of Sensors for Medicine and Science, Inc.

      Jay Moorin has served as a member of our board of directors since December 2001. In 1998, Mr. Moorin co-founded ProQuest, a venture capital firm focusing on life sciences companies, of which he currently serves as a partner. From 1991 to 1998, Mr. Moorin was CEO of Magainin Pharmaceuticals, a public development stage biotechnology company. In 1991, Mr. Moorin was Managing Director of Healthcare investment banking at Bear Stearns & Company. He held other positions there during the prior three years. From 1983 to 1988, Mr. Moorin held numerous positions in marketing and sales, strategy, and corporate management with ER Squibb, including Vice President of Marketing and Business Development of its SquibbMark division. Mr. Moorin is currently on the boards of several privately held life sciences companies, including ACMI Corporation, Acurian Inc., Guava Technologies, Inc. and Novacea, Inc. He is also an adjunct Senior Fellow of the Leonard Davis Institute at the University of Pennsylvania.

Composition of our Board of Directors

      Our by-laws provide that our business is to be managed under the direction of our board of directors. Our board of directors is divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term. Our board of directors currently consists of 8 members, classified into three classes as follows: (1) Brian Atwood, M. James Barrett and Jay Moorin constitute Class I with a term ending at the 2007 annual meeting; (2) Patrick J. Mahaffy, James Blair and Cam L. Garner constitute

Class II with a term ending at the 2005 annual meeting; and (3) Judith Hemberger and Dr. Thorlef Spickschen constitute Class III with a term ending at the 2006 annual meeting.

      Our amended and restated certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. Each officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

      The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Compensation

      During the year ended December 31, 2003, members of the board of directors received no directors’ fees, other than Dr. Thorlef Spickschen, who received $8,000. We are obligated to reimburse the members of the board of directors who are not employees for all reasonable expenses incurred in connection with their attendance at directors’ meetings. Beginning in 2004, non-employee directors receive an annual fee of $15,000, payable in equal quarterly installments, plus a fee of $2,000 for each meeting of the board of directors attended by such director and a fee of $1,000 for each committee meeting ($2,000 for each audit committee meeting) attended by such director. Under our 2001 Non-Employee Director Stock Option Plan, any new non-employee director upon joining our board will receive an option to purchase 25,000 shares of our common stock and each non-employee director will receive an annual option grant to purchase 5,000 shares of our common stock thereafter. See the “Management—Stock Option Plans—2001 Non-Employee Director Stock Option Plan” section for a further description of our 2001 Non-Employee Director Stock Option Plan. Directors who are also our officers or employees will not receive compensation for their services as directors.

Committees of Our Board of Directors

Audit Committee

      Our audit committee oversees our corporate accounting and financial reporting process. Our audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the Company engagement team as required by law; reviews our financial statements; reviews our critical accounting policies and estimates; and discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements. The members of our audit committee are Messrs. Atwood, Moorin and Spickschen. Mr. Moorin is our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition of our audit committee meets the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

      Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The members of our compensation committee are Messrs. Barrett, Blair and Spickschen. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

      Our Nominating and Corporate Governance Committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors, assessing the performance of the board of directors, directing guidelines for the composition of our board of directors and reviewing and administering our corporate governance guidelines. The members of our Nominating and Corporate Governance Committee are Messrs. Atwood, Blair, Barrett and Moorin, each of whom is an independent non-management member of our board of directors.

      Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

Executive Compensation

          Summary Compensation Table

      The following table sets forth summary information concerning the total compensation awarded to or earned during the years ended December 31, 2003 and 2002 by our chief executive officer and by each of our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000. We refer to these persons elsewhere in this proxy statement as our “named executive officers.”

							Long-Term
							Compensation
							Awards
		Annual Compensation
							Securities
					Other Annual		Underlying	All Other
Name and Principal Position	Year	Salary		Bonus	Compensation		Options	Compensation

Patrick J. Mahaffy	2003	$321,433		$60,000	$—		75,000	$9,750	(1)
President and Chief Executive	2002	294,128		50,000	—		225,000	6,998	(1)
Officer; Director
Judith A. Hemberger	2003	313,000		60,000	—		37,500	9,450	(1)
Executive Vice President and	2002	294,017		50,000	—		143,750	8,066	(1)
Chief Operating Officer; Director
Erle T. Mast	2003	281,179		55,000	37,500	(3)	25,000	8,457	(1)
Chief Financial Officer	2002	131,369	(2)	—	152,613	(4)	112,500	1,719	(1)
Gillian C. Ivers-Read	2003	278,083		32,160	—		25,000	8,403	(1)
Vice President, Clinical	2002	201,325	(5)	—	93,110	(6)	112,500	3,015	(1)
Development and Regulatory Affairs
Michael Cosgrave	2003	286,492		—	26,169	(7)	37,500	28,654	(8)
Vice President, International	2002	248,176		—	24,060	(7)	53,750	24,729	(8)
Commercial Operations

(1)	Represents 401(k) matching contributions.

(2)	Mr. Mast commenced employment with us on July 1, 2002 at an annual base salary of $275,000.

(3)	Includes relocation reimbursement of $37,500.

(4)	Includes relocation reimbursements of $100,513 and related payroll tax reimbursement of $52,100.

(5)	Ms. Ivers-Read commenced employment with us on April 1, 2002 at an annual base salary of $268,000.

(6)	Includes relocation reimbursements of $57,737 and payroll tax reimbursement of $35,373.

(7)	Represents housing allowance.

(8)	Represents pension contributions.

Stock Option Grants in 2003

      The following table sets forth information concerning stock options granted during 2003 to each of our named executive officers.

	Individual Grants				Potential Realizable
					Value at Assumed
	Number of	% of Total			Annual Rates of
	Securities	Options			Stock Price Appreciation
	Underlying	Granted to	Exercise		for Option Term(s)(2)
	Options	Employees	Price	Expiration
Name	Granted(#)(1)	in 2003	($/Share)	Date	5%	10%

Patrick J. Mahaffy	75,000	15%	$13.67	12/2/2010	$417,380	$972,672
Judith A. Hemberger	37,500	8	13.67	12/2/2010	208,690	486,336
Erle T. Mast	25,000	5	13.67	12/2/2010	139,127	324,224
Gillian Ivers-Read	25,000	5	13.67	12/2/2010	139,127	324,224
Michael Cosgrave	37,500	8	13.67	12/2/2010	208,690	486,336

(1)	The options were granted pursuant to our 2000 Employee Stock Incentive Plan. The options granted to the above named executive officers are incentive stock options to the extent allowed by law. Twenty-five percent of the shares vest on the first anniversary of the date of grant and thereafter 1/48th of the shares vest at the end of each month. These options are exercisable in accordance with the vesting schedule of such options.

(2)	In accordance with the rules of the SEC, we show in these columns the potential realizable value over the term of the option (the period from the grant date to the expiration date). We calculate this assuming that the fair market value of our common stock on the date of grant appreciates at the indicated annual rate, 5% and 10% compounded annually, for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts are based on assumed rates of appreciation and do not represent an estimate of our future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the optionholder’s continued employment with us through the option exercise period, and the date on which the option is exercised.

Aggregated Option Exercises and Year-End Option Values

      The following table shows the aggregate value of options held by each named executive officer as of December 31, 2003. The value of the unexercised in-the-money options at fiscal year end is based on a value of $15.25 per share, the closing price of our stock on Nasdaq on December 31, 2003 (the last trading day prior to the fiscal year end), less the per share exercise price.

	Number of Securities		Value of the Unexercised
	Underlying Unexercised Options		In-The-Money Options
	at Fiscal Year-End		at Fiscal Year-End

Name	Exercisable(1)	Unexercisable(2)	Exercisable	Unexercisable

Patrick J. Mahaffy	225,000	75,000	$2,971,250	$118,500
Judith A. Hemberger	143,750	37,500	1,927,188	59,250
Erle T. Mast	112,500	25,000	1,525,625	39,500
Gillian Ivers-Read	112,500	25,000	1,465,625	39,500
Michael Cosgrave	75,000	37,500	1,012,250	59,250

(1)	Each of the outstanding exercisable options listed above may be exercised at any time, whether vested or unvested. Upon the exercise of an unvested option or the unvested portion of an option, the holder will receive shares of restricted stock with a vesting schedule the same as the vesting schedule previously applicable to the option.

(2)	Each of the outstanding unexercisable options listed will become exercisable in accordance with the vesting schedule of such options.

Employment Agreements

Executive Officer Employment Agreements

      On February 23, 2004, we entered into an employment agreement with Patrick J. Mahaffy, our President and Chief Executive Officer, which provides for an annual base salary of $350,000, subject to annual increase at the discretion of our board of directors, and the payment of bonuses upon the achievement of certain milestones as determined by our board of directors. The agreement may be terminated either by us for just cause or without just cause upon 30 days notice or by Mr. Mahaffy either for good reason so long as he provides written notice to us within 90 days of receiving notice from us of the occurrence of an event or act constituting good reason, or without good reason upon 30 days advance written notice. If we terminate Mr. Mahaffy’s employment without just cause, Mr. Mahaffy, upon releasing all claims that he may have against us, is entitled to receive severance pay equal to twenty-four months of his base salary. The agreement also provides that for one year following termination of Mr. Mahaffy’s employment, Mr. Mahaffy may not engage in any business, enter into any employment or perform any services that compete with our business.

      On March 1, 2004, we entered into an employment agreement with Judith Hemberger, our Executive Vice President and Chief Operating Officer. The agreement provides for an annual base salary of $335,000, subject to annual increase at the discretion of our board of directors, and the payment of bonuses upon the achievement of certain milestones as determined by our board of directors. The amended agreement may be terminated either by us for just cause or without just cause or by Ms. Hemberger either for good reason so long as she provides written notice to us within 90 days of receiving notice from us of the occurrence of an event or act constituting good reason or without good reason upon 30 days advance written notice. If we terminate Ms. Hemberger’s employment without just cause, Ms. Hemberger, upon releasing all claims that she may have against us, is entitled to receive severance pay equal to twenty-four months’ of her base salary. The agreement also provides that for one year following termination of Ms. Hemberger’s employment, Ms. Hemberger may not engage in any business, enter into any employment or perform any services that compete with our business.

      On March 1, 2004, we entered into an amended employment agreement with Erle Mast, our Chief Financial Officer. The amended agreement provides for an annual base salary of $293,200, subject to annual increase at the discretion of our board of directors, and the payment of bonuses upon the achievement of certain milestones as determined by our board of directors. The amended agreement may be terminated either by us for just cause or without just cause or by Mr. Mast either for good reason so long as he provides written notice to us within 90 days of receiving notice from us of the occurrence of an event or act constituting good reason, or without good reason upon 30 days advance written notice. If we terminate Mr. Mast’s employment without just cause, Mr. Mast, upon releasing all claims that he may have against us, is entitled to receive severance pay equal to twelve months of his base salary. The agreement also provides that for one year following termination of Mr. Mast’s employment, Mr. Mast may not engage in any business, enter into any employment or perform any services that compete with our business.

      On March 1, 2004, we entered into an amended agreement with Gillian Ivers-Read, our Vice President of Clinical Development and Regulatory Affairs. The amended agreement provides for an annual base salary of $291,300, subject to annual increase at the discretion of our board of directors, and the payment of bonuses upon the achievement of certain milestones as determined by our board of directors. The amended agreement may be terminated either by us for just cause or without just cause or by Ms. Ivers-Read either for good reason so long as she provides written notice to us within 90 days of receiving notice from us of the occurrence of an event or act constituting good reason or without good reason upon 30 days advance written notice. If we terminate Ms. Ivers-Read’s employment without just cause, Ms. Ivers-Read, upon releasing all claims that she may have against us, is entitled to receive severance pay equal to twelve months’ of her base salary. The agreement also provides that for one year following termination of Ms. Ivers-Read’s employment, Ms. Ivers-Read may not engage in any business, enter into any employment or perform any services that compete with our business.

      On January 5, 2001, we entered into an employment agreement with Michael Cosgrave, our Vice President of International Commercial Operations. The employment agreement provides for an annual base salary of 150,000 pounds sterling, subject to annual increase at the discretion of our board of directors, a rental allowance and the use of a vehicle for business and private purposes. We are also obligated to make monthly contributions to a pension benefit scheme of Mr. Cosgrave’s choice at a rate of 10% of Mr. Cosgrave’s annual base salary. The agreement may be terminated generally by either us or Mr. Cosgrave upon three months advance written notice. In addition, on November 29, 2001, we entered into a non-competition and severance agreement with Mr. Cosgrave. The agreement provides that for one year following termination of Mr. Cosgrave’s employment, Mr. Cosgrave may not engage in any business, enter into any employment or perform any services that compete with our business. In addition, if we terminate Mr. Cosgrave’s employment without just cause, Mr. Cosgrave is entitled to receive severance pay equal to twelve months of his base salary.

      The employment agreements for the named officers mentioned above provide that certain benefits will be payable to the executives in the event we undergo a change in control and the termination of the executive’s employment within two years after such change in control for any reason other than for cause, disability, death, normal retirement or early retirement.

      A change in control occurs in the event that any of the following events occur:

•	sale of substantially all of our assets;

•	a merger or consolidation with another company unless after the merger or consolidation our stockholders continue to own at least 50% of the voting power of the new entity;

•	acquisition of our common stock representing at least 50% of the combined voting power entitled to vote in the election of our directors by any person or entity; or

•	individuals who are members of our current board of directors cease to constitute at least a majority of the members of the board, unless the new members were approved or recommended by the majority vote of the current directors.

      The benefits payable to an executive in the event of a change in control and such termination of employment by the company without just cause or by the executive for good reason are:

•	the continued payment of the executive’s full base salary at the rate in effect immediately prior to his or her termination of employment for a period ranging from twelve to twenty-four months;

•	the continued payment by us during that period of all medical, dental and long-term disability benefits under programs in which the executive was entitled to participate immediately prior to termination of employment; and

•	acceleration of the exercisability and vesting of all outstanding stock options granted by us to the executive.

      The change in control provisions provide that if the change in control payment or benefit provided thereunder would constitute a “parachute payment,” as defined in Section 280G of the Internal Revenue Code and that would subject the executive to an excise tax under Section 4999 of the Internal Revenue Code, the executive shall receive an additional lump sum payment in cash which, when added to all payments and benefits allocable to the executive that constitute parachute payments, provides the executive with the same after-tax compensation that he or she would have received from such parachute payments had none of such compensation constituted a parachute payment.

Stock Option Plans

2001 Non-Employee Director Stock Option Plan

      We maintain a stock option plan which provides for option grants to our non-employee directors. The stock option plan provides for automatic grants to our non-employee directors of nonqualified stock options to purchase shares of our common stock. The plan has a term of ten years from the date of its amendment and restatement on September 23, 2003 and is administered by our board of directors. A total of 425,000 shares of our common stock have been reserved for issuance under the plan. This number is subject to an automatic yearly increase pursuant to an evergreen formula. Each year, on the date of our annual meeting of stockholders, the amount of shares reserved for issuance under the plan will be increased by 50,000 shares, unless our board of directors determines that a smaller increase or no increase is necessary.

      On the date that any individual first becomes a non-employee director, the plan provides for the automatic grant of a nonqualified stock option to purchase 25,000 shares of our common stock. These options vest ratably, subject to continued services as a director, on each of the first four anniversaries of the date of grant.

      Thereafter, on the date of our annual meeting of stockholders each year, each non-employee director will be automatically granted a nonqualified stock option to purchase 5,000 shares of our common stock. These options will vest in full on the first anniversary of the date of grant.

      Options may be exercised at any time after the date of grant, whether vested or unvested. Upon the exercise of an unvested option or the unvested portion of an option, a non-employee director will receive shares of restricted stock with a vesting schedule the same as the vesting schedule applicable to the option. Shares of unvested restricted stock held by a non-employee director are subject to repurchase by us at the price the non-employee director paid for the shares upon exercise if the non-employee director ceases to be a director for any reason. Once an option becomes vested, it may be exercised for unrestricted shares of our common stock and restricted shares of common stock that become vested are no longer subject to a right of repurchase.

      Our board of directors has authority under the plan to decrease the number of shares of common stock subject to any automatic award as it deems appropriate.

      All options granted under the plan have a per share exercise price equal to the fair market value of one share of our common stock on the date of grant. Fair market value is defined in the plan as the closing price of our common stock on the NASDAQ Stock Market, or such national securities exchange upon which our common stock is listed, on the trading date immediately prior to the date of grant.

      Unless otherwise determined by our board of directors, at the time of grant, non-employee directors may make payment for the shares of our common stock to be acquired upon exercise of options by delivery of cash or bank check in the amount equal to the aggregate exercise price, delivery of shares of our common stock having an aggregate value equal to the aggregate exercise price, delivery of other property having an aggregate value equal to the aggregate exercise price or through a brokered exercise procedure not in violation of any law.

      Options granted under this plan will expire ten years from the date of grant or earlier upon the termination of a non-employee director’s service as a director.

      Awards outstanding under this plan and the maximum number of shares of our common stock available under this plan are subject to adjustment in the event of certain corporate transactions.

      The plan may be amended or terminated by our board of directors at any time, provided that no such termination or amendment may affect the rights of a non-employee director under an award previously granted without his or her consent.

2000 Stock Incentive Plan

      We maintain a stock incentive plan which allows for the grant of incentive stock options, nonqualified stock options, restricted stock and other stock-based awards to our employees, directors and consultants. The plan has a term of ten years from the date of its amendment and restatement on September 23, 2003 and may be administered by our board of directors or any committee of at least two members of the board appointed by the board. We have reserved 3,258,000 shares of our common stock for issuance pursuant to awards granted under this plan. This number is subject to an automatic yearly increase pursuant to an evergreen formula. Each year, on the date of our annual meeting of stockholders, the amount of shares reserved for issuance under the plan will be increased by 500,000 shares, unless our board of directors determines that a smaller increase or no increase is necessary.

      The administrative committee selects the individuals to receive awards under the stock incentive plan and sets the terms and conditions of each award. The administrative committee has plenary authority to interpret the stock incentive plan and to make all determinations relating to the plan. After the date that awards under this plan are no longer exempt from the provisions of Section 162(m) of the Code, the maximum number of shares of our common stock that may be subject to awards of options or stock appreciation rights for any single individual in any year cannot exceed 125,000 shares.

      Options granted under the stock incentive plan may be incentive stock options or nonqualified stock options. The exercise price and vesting schedule for options will be set by the administrative committee at the time of grant, provided that the per share exercise price for incentive stock options and nonqualified stock options intended to be exempt from the provisions of Section 162(m) of the Code cannot be less than the fair market value of a share of our common stock on the date of grant. Fair market value is defined in the stock incentive plan as the closing price of our common stock on the NASDAQ Stock Market, or such national securities exchange upon which our common stock is listed, on the trading date immediately prior to the date of grant. The exercise price for nonqualified stock options cannot be less than the par value of our common stock. The term of each option will be set by the administrative committee, provided no term can exceed ten years from the date of grant. Options may expire earlier upon an optionee’s termination of employment. Upon exercise, the exercise price for an option may be paid in cash or by bank check or, in the discretion of the administrative committee, through delivery of shares of our common stock or other property having an aggregate value equal to the aggregate exercise price, or through a brokered exercise procedure not in violation of any law. The administrative committee may allow for the voluntary surrender of options in exchange for the grant of new options with similar or different terms.

      Shares of restricted stock granted under the stock incentive plan will be non-transferable and subject to forfeiture upon the termination of employment. The holder of a restricted stock award will generally have the rights and privileges of a stockholder, including the right to vote such shares. Cash and stock dividends on such shares, if any, may be distributed to the holder of a restricted stock award or held for the account of the holder, as determined by the administrative committee.

      The administrative committee may grant other cash, stock or stock-related awards under the stock incentive plan, including stock appreciation rights, limited stock appreciation rights, phantom stock awards, the bargain purchase of our common stock and stock bonuses. The terms and conditions of any such other stock-based awards will be determined by the administrative committee, in its sole discretion.

      All outstanding awards under the stock incentive plan, the maximum number of shares available under the stock incentive plan and the maximum number of shares of our common stock available pursuant to the grant of options and stock appreciation rights to any single person in any year, if applicable, are subject to adjustment or substitution, as determined by the administrative committee in the event of certain corporate transactions.

      The stock incentive plan may be terminated or amended at any time by our board of directors, provided that without stockholder approval no such amendment may:

•	materially increase the number of shares of our common stock available or the formula for automatic increase of shares under the stock incentive plan;

•	extend the maximum term of any option beyond ten years;

•	extend the expiration date of the plan; or

•	change the class of persons eligible to receive awards under the plan without stockholder approval.

      Except for adjustments subject to certain corporate transactions, alterations to outstanding awards under the stock incentive plan may be made only with the consent of the award recipient.

Pharmion Savings Incentive Plan and Trust— 401(k) Plan

      We have established a tax-qualified employee savings and retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to reduce their current compensation by up to 15% or the statutory limit, $13,000 in 2004, whichever is less, and have us contribute the amount of this reduction to the 401(k) plan. In addition, we match a percentage of an employee’s contribution that we establish from time to time. As of March 31, 2004 we had 81 employees eligible for participation in our 401(k) plan. We made matching contributions of $204,561 in 2003.

      We intend for the 401(k) plan to qualify under Section 401 of the Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. Our contributions, if any, will be deducted by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Since January 1, 2000, the following executive officers, directors or holders of more than 5% of our voting securities purchased securities in the amounts and as of the dates shown below.

	Common	Series A	Series B	Series C
	Stock	Preferred(1)	Preferred(1)	Preferred(1)

5% Stockholders
ProQuest Investments II, L.P.	—	—	3,212,967	2,294,976
ProQuest Investments II Advisors Fund, L.P.	—	—	136,316	97,368
New Enterprise Associates 10, L.P.	—	—	9,547,847	6,217,225
NEA Ventures 2001, L.P.	—	—	21,531	—
Versant Venture Capital I, L.P.	—	4,755,140	1,320,574	704,306
Versant Side Fund, L.P.	—	95,667	25,837	13,780
Versant Affiliates Fund 1-A, L.P.	—	88,472	28,708	15,311
Versant Affiliates Fund 1-B, L.P.	—	213,500	60,287	32,153
Domain Partners IV, L.P.	—	5,032,192	1,674,641	—
DP IV Associates, L.P.	—	120,586	—	—

Directors and Executive Officers
Patrick J. Mahaffy	333,500	368,056	95,694	47,847
Judith A. Hemberger	333,500	220,833	47,847	47,847
Erle T. Mast	—	—	—	19,137
Cam L. Garner	31,250	147,222	—	—

Price Per Share	$.04-$1.60	$1.00-$1.50	$2.09	$2.09
Date(s) of Purchase	1/00-11/02	1/00-3/01	11/01	10/02

(1)	After giving effect to the one-for-four reverse stock split of our common stock that occurred on September 25, 2003 and the conversion of all our outstanding shares of preferred stock that occurred on November 12, 2003, each of these shares of preferred stock converted into one-quarter of a share of our common stock.

      In June 2001, we granted Mr. Garner an option to purchase 12,500 shares of common stock at an exercise price of $.60 per share as consideration for consulting services that Mr. Garner provided to us. Mr. Garner exercised this option in July 2001.

      In November 2001, we issued warrants to Celgene Corporation to purchase in the aggregate 1,701,805 shares of Series B preferred stock at an exercise price of $2.09 per share of Series B preferred stock. Upon the closing of this offering, these warrants will be converted to warrants to purchase in the aggregate 425,451 shares of common stock at an exercise price of $8.36 per share.

      In April 2003, we issued warrants to Celgene Corporation to purchase in the aggregate 363,636 shares of common stock at an exercise price of $11.00 per share.

      In April 2003, we issued a promissory note to Celgene Corporation in the aggregate principal amount of $12,000,000 due April 8, 2008. The promissory note accrues interest at a rate of 6% per annum and is convertible into common stock at a price of $11.00 per share. The note was converted into 1,150,511 shares of common stock on March 1, 2004.

Amended and Restated Investors’ Rights Agreement

      Pursuant to our amended and restated investors’ rights agreement, we have granted registration rights with respect to those shares of common stock received upon the conversion of our previously outstanding preferred stock. See “Description of Capital Stock— Registration Rights” for a further description of the terms of this agreement.

Agreements with Celgene and Penn

      In 2001, we licensed rights relating to thalidomide from both Celgene and Penn T Limited for all countries outside of North America, Japan, China, Korea and Taiwan. Under agreements with Celgene, we obtained the rights in this territory to Celgene’s formulation of thalidomide, Thalomid®, exclusive licenses or sublicenses for use in this territory of all intellectual property owned or licensed by Celgene relating to thalidomide, as well as all existing and future clinical data relating to thalidomide developed by Celgene, and an exclusive license to employ Celgene’s patented S.T.E.P.S. program. Under agreements with Penn, we became Penn’s exclusive distributor in this territory of any formulation of thalidomide manufactured by Penn, which included an exclusive supply and requirements relationship with respect to Penn’s manufacture of thalidomide for this territory. We will pay Penn and Celgene a combined royalty of 36% of net sales, less our purchase price from Penn of the units of product sold, on all of our sales of thalidomide once thalidomide is approved by the appropriate health regulatory authority for sale in any country within our license territory. In the interim, our combined royalty payment obligations to Celgene and Penn are generally lower than 36%. Our royalty payment obligations to Celgene and Penn are also subject to certain minimum yearly payment thresholds. In connection with our ongoing relationship with Celgene, and to further the clinical development of thalidomide, particularly in multiple myeloma, we have also agreed to fund an aggregate of $8 million of Celgene’s clinical trial development costs for clinical studies of thalidomide, with such amount payable in installments through 2005. The agreements with Celgene and Penn each have a ten year term running from the date of receipt of our first regulatory approval for thalidomide in the United Kingdom, subject, in the case of the Celgene agreement, to Celgene having a right to terminate the agreement if we have not obtained such approval by November 2006.

Indebtedness of Management

      As part of the relocation package provided in connection with their transition to employment with us, we made the following loans to the following officers:

			Principal Amount Outstanding
Officer	Date	Initial Principal Amount	at March 31, 2004

Erle T. Mast	August 7, 2002	$150,000	$112,500
Gillian C. Ivers-Read	April 24, 2002	150,000	75,000
Pamela E. Herriott	May 8, 2002	100,000	75,000

      These loans are evidenced by promissory notes. The loans to Ms. Herriott and Mr. Mast have four-year terms, and the loan to Ms. Ivers-Read has a two-year term. The notes do not bear interest and are secured by a second deed of trust on the principal residences of each of the officers. We have agreed, for so long as these officers remain our employees, to make annual bonus payments to these officers in amounts sufficient to pay the loan amounts then due, on a pre-tax basis in the case of Mr. Mast and Ms. Ivers-Read. The remaining balances of the loans become due and payable upon the termination of the officers’ employment; provided, however, that if we terminate the officers’ employment without just cause, the remaining balances of the loans will be forgiven. Under applicable law, we cannot extend the term of or otherwise modify these notes.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of June 2, 2004 and as adjusted to reflect the sale of the shares of our common stock in this offering, for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 2, 2004 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.

      Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 25,329,753 shares of our common stock outstanding on June 2, 2004 and 29,929,753 shares of common stock to be outstanding after completion of this offering. This table assumes no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Pharmion Corporation, 2525 28th Street, Boulder, Colorado 80301.

			Percentage of Shares Outstanding
	Shares of Common Stock
Name and Address of Beneficial Owner	Beneficially Owned		Before Offering	After Offering

Stockholders owning approximately 5% or more
Entities affiliated with ProQuest Investments	1,435,407	(1)	5.67%	4.80%
Entities affiliated with New Enterprise Associates	4,346,651	(2)	17.16%	14.52%
Celgene Corporation	1,939,598	(3)	7.43%	6.31%
Entities affiliated with Ziff Asset Management, L.P.	1,600,000	(4)	6.32%	5.35%
Directors and Executive Officers
Patrick J. Mahaffy	686,794	(5)	2.69%	2.28%
Judith A. Hemberger	506,382	(6)	1.99%	1.68%
Brian G. Atwood	975,653	(7)	3.85%	3.26%
James Blair	1,185,601	(8)	4.68%	3.96%
M. James Barrett	4,382,901	(9)	17.28%	14.63%
Cam L. Garner	73,056	(10)	*	*
Jay Moorin	1,471,657	(11)	5.80%	4.91%
Thorlef Spickschen	36,250	(12)	*	*
Erle T. Mast	117,284	(13)	*	*
Gillian C. Ivers-Read	112,500	(14)	*	*
Michael Cosgrave	42,003	(15)	*	*
All directors and executive officers as a group (11 Persons)	9,590,081		36.71%	31.22%

*	Represents beneficial ownership of less than one percent of our common stock.

(1)	Includes 58,421 shares of common stock owned by ProQuest Investments II Advisors Fund, L.P. and 1,376,986 shares of common stock owned by ProQuest Investments II, L.P. ProQuest Investments is located at 600 Alexander Park, Princeton, NJ 08540.

(2)	Includes 5,383 shares of common stock owned by NEA Ventures 2001, L.P. and 3,941,268 shares of common stock owned by New Enterprise Associates 10, L.P. New Enterprise Associates is located at 1119 St. Paul Street, Baltimore, MD 21202.

(3)	Includes warrants to purchase 363,636 shares of common stock at an exercise price of $11.00 per share and warrants to purchase 425,451 shares of common stock at an exercise price of $8.36 per share. Celgene Corporation is located at 7 Powder Horn Drive, Warren, NJ 07059.

(4)	Stock ownership is based on a Schedule 13G filed with the SEC on May 28, 2004. The report indicates that Ziff Asset Management, L.P., PBK Holdings, Inc., the general partner of Ziff Asset Management, L.P. and Philip B. Korsant share voting and dispositive power over the shares. Ziff Asset Management, L.P. is located at 283 Greenwich Avenue, Greenwich, CT 06830.

(5)	Includes 225,000 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(6)	Includes 143,750 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(7)	Includes 36,250 shares of common stock subject to outstanding options which are exercisable within the next 60 days and 23,916 shares of common stock owned by Versant Side Fund I, L.P., 1,207 shares of common stock owned by Atwood-Edminster Trust dtd 4/2/2000, the general partner of Versant Side Fund I L.P., 15,995 shares of common stock owned by Versant Affiliates Fund 1-A, L.P., 38,600 shares of common stock owned by Versant Affiliates Fund 1-B, L.P. and 859,685 shares of common stock owned by Versant Venture Capital I, L.P. of which Mr. Atwood is a Managing Director.

(8)	Includes 5,000 shares of common stock subject to outstanding options which are exercisable within the next 60 days, 1,076,708 shares of common stock owned by Domain Partners IV, L.P., 19,360 shares of common stock owned by DP IV Associates, L.P., 31,250 shares of common stock owned by Domain Associates, L.L.C. and 53,283 shares of common stock owned by One Palmer Square Associates IV, L.L.C. Dr. Blair is a managing member of One Palmer Square Associates IV, L.L.C., which is the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P. Dr. Blair is also a managing member of Domain Associates, L.L.C. Several managing members of Domain Associates, L.L.C. are also managing members of One Palmer Square Associates IV, L.L.C. Dr. Blair disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(9)	Includes 36,250 shares of common stock subject to outstanding options which are exercisable within the next 60 days and 5,383 shares of common stock owned by NEA Ventures 2001, L.P. and 3,941,268 shares of common stock owned by New Enterprise Associates 10, L.P. of which Dr. Barrett is a General Partner. Dr. Barrett disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(10)	Includes 5,000 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(11)	Includes 36,250 shares of common stock subject to outstanding options which are exercisable within the next 60 days and 58,421 shares of common stock owned by ProQuest Investments II Advisors Fund, L.P. and 1,376,986 shares of common stock owned by ProQuest Investments II, L.P. of which Mr. Moorin is a Partner. Mr. Moorin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(12)	Includes 36,250 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(13)	Includes 112,500 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(14)	Includes 112,500 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(15)	Includes 42,003 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock consists of shares of common stock, par value $.001 per share, and shares of preferred stock, par value $.001 per share. As of March 31, 2004, there were 25,294,763 shares of common stock outstanding and no shares of preferred stock outstanding. As of March 31, 2004, we had 78 record holders of our common stock. In addition, as of March 31, 2004, 2,895,009 shares of our common stock were reserved for issuance under our stock option plans, including 1,812,627 shares reserved pursuant to options granted. Also, as of March 31, 2004, 849,693 shares of our common stock were issuable under outstanding warrants.

      The following description of our capital stock and provisions of our related certificate of incorporation and bylaws are summaries of all of their material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission.

Common Stock

      We are authorized to issue one class of common stock. Stockholders are entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock does not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of our common stock voting for the election of directors can elect all the directors standing for election. Holders of our common stock are entitled to receive dividends out of legally available funds when, as and if declared from time to time by our board of directors. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding preferred stock. Our common stock does not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions in our amended and restated certificate of incorporation. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. The outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

      Under our amended and restated certificate of incorporation, our board of directors has the authority, without action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our voting common stock until our board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

Warrants

      In November 2001, we issued warrants to Celgene Corporation to purchase in the aggregate 1,701,805 shares of Series B preferred stock at an exercise price of $2.09 per share of Series B preferred stock. The warrants have been converted to warrants to purchase in the aggregate 425,451 shares of common stock at an exercise price of $8.36 per share.

      In addition, in April 2003, we issued warrants to Celgene Corporation to purchase in the aggregate 363,636 shares of common stock and Penn Pharmaceuticals Holdings Limited to purchase in the aggregate 60,606 shares of common stock. These warrants were issued with an exercise price of $11.00 per share. These warrants contain cashless exercise provisions.

      The warrants contain standard weighted-average anti-dilution provisions.

Registration Rights

      Under the terms of the amended and restated investors’ rights agreement among us, the purchasers of our previously outstanding preferred stock, Celgene and Penn Pharmaceuticals Holdings Limited and our founders, Patrick J. Mahaffy and Judith A. Hemberger, we granted certain registration rights with respect to our common stock.

      As a result of their ability to sell their shares pursuant to Rule 144 under the Securities Act, these registration rights have lapsed for all of such holders with the exception of Celgene.

      In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Description of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

      A number of provisions in our amended and restated certificate of incorporation and bylaws and under the Delaware General Corporation Law may make it more difficult to acquire control of us, each of which certificate of incorporation provisions can only be amended or repealed upon the consent of 80% of our outstanding shares. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. The provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of our board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of us;

•	discourage various tactics that may be used in proxy fights;

•	ensure that our board of directors will have sufficient time to act in what the board believes to be in the best interest of us and our stockholders; and

•	encourage persons seeking to acquire control of us to consult first with our board to negotiate the terms of any proposed business combination or offer.

Classified Board of Directors

      Our amended and restated certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Our amended and restated certificate of incorporation and bylaws also provide that the board of directors shall be divided into three classes of directors of the same or nearly the same number. The members of each class of directors will serve for staggered three-year terms. In accordance with the Delaware General Corporation Law, directors serving on classified boards may only be removed from office for cause. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the right of the holders of any outstanding class or series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors, or by the sole remaining director, or by the stockholders if the vacancy was caused by removal of the director by the stockholders. The provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

Stockholder Meetings and Proposals

      Our amended and restated certificate of incorporation and bylaws provide that special meetings of stockholders generally can be called only by the chairman of the board, the chief executive officer, or our board of directors. Our bylaws provide for advance notice procedures for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual stockholder meetings. In general, notice of intent to nominate a director or raise business at annual meetings must be received by us not less than 90 nor more than 120 days before the meeting. The notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. These provisions may preclude a nomination for the election of directors or preclude the conduct of business at a particular annual meeting if the proper procedures are not followed. Furthermore, these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company, even if the conduct of the solicitation or attempt might be beneficial to us and our stockholders.

Stockholder Action

      Our amended and restated certificate of incorporation does not allow stockholders to act by written consent without a meeting. The effect of this provision is to restrict stockholders’ ability to circumvent the notice requirements relating to an annual or special meeting.

Limitation on Liability of Directors and Indemnification

      Our amended and restated certificate of incorporation limits our directors’ liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	dividends or other distributions of our corporate assets that are in contravention of restrictions in Delaware law, our amended and restated certificate of incorporation, bylaws or any agreement to which we are a party; and

•	any transaction from which a director derives an improper personal benefit.

      These provisions will generally not limit liability under state or federal securities laws. The effect of these provisions is to eliminate our rights and the rights of our stockholders, through stockholder derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

      Our amended and restated certificate of incorporation and bylaws also contains provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which such persons may be entitled.

      In addition, we maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

      At present there is no pending litigation or proceeding involving any director or officer, as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Business Combinations Under Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of our voting stock.

Transfer Agent and Registrar

      Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Nasdaq National Market Quotation

      Our common stock is quoted on the Nasdaq National Market under the trading symbol “PHRM.”

Lock-up Agreements

      In connection with this offering, we and our directors, officers and stockholders who hold approximately 11,529,679 shares of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus: offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions, and certain exceptions, are described in more detail under “Underwriters.”

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, Morgan Stanley & Co. Incorporated, Pacific Growth Equities, LLC, J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc. have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	2,300,000
Pacific Growth Equities, LLC	1,058,000
J.P. Morgan Securities Inc.	782,000
Bear, Stearns & Co. Inc.	460,000

Total	4,600,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.87 per share under the public offering price.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 690,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $253,920,000, the total underwriters’ discounts and commissions would be $15,235,200 and total proceeds to us would be $238,684,800.

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

      We and all of our directors and officers and certain stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of and reflected in this prospectus;

•	the issuance by us of shares or options to purchase shares of our common stock pursuant to our stock option plans, provided that the recipient of the shares agrees to be subject to the restrictions described in this paragraph;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers of shares as a gift or charitable contribution, or by will or intestacy;

•	transfers of shares to any trust the sole beneficiaries of which are the transferor and/or its immediate family members; or

•	transfers to certain entities or persons affiliated with the stockholder;

provided that in the case of each of the last three transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph, no filing under the Securities Act is required in connection with these transactions, other than a filing made after the expiration of the 90-day period, and no transaction includes a disposition for value.

      The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $600,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Paid by Pharmion

	No Exercise	Full Exercise

Per share	$2.88	$2.88
Total	$13,248,000	$15,235,200

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      Our common stock is quoted on the Nasdaq National Market under the symbol “PHRM.”

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the issuance of the common stock offered by this prospectus and certain other legal matters are being passed upon for us by our counsel, Willkie Farr & Gallagher LLP, New York, New York. The underwriters will be represented by Davis Polk & Wardwell, Menlo Park, California. Peter H. Jakes, a partner at Willkie Farr & Gallagher LLP, owns 9,202 shares of our common stock, as a joint tenant with his spouse.

EXPERTS

      The consolidated financial statements of Pharmion Corporation at December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC, for the stock we are offering by this prospectus. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

      You can read our SEC filings, including this registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      We file reports, proxy statements and other information with the SEC in accordance with the Securities Exchange Act of 1934.

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Pharmion Corporation

      We have audited the accompanying consolidated balance sheets of Pharmion Corporation as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2003. Our audits also include the financial statement schedule listed in the index to the financial statements. These financial statements and schedule are the responsibility of management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pharmion Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ ERNST & YOUNG LLP

Denver, Colorado

January 30, 2004
except for Note 9, as to which the date is
March 1, 2004

PHARMION CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,		As of
			March 31,
	2002	2003	2004

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$62,604,319	$88,541,793	$44,326,764
Short-term investments	—	—	33,089,001
Accounts receivable, net of allowances of $733,656, $818,516 and $938,095 at December 31, 2002, December 31, 2003 and March 31, 2004, respectively	519,909	7,992,177	11,127,210
Inventories	1,608,674	4,923,161	4,236,988
Prepaid royalties	1,000,000	1,342,987	1,342,987
Other current assets	2,044,489	2,779,203	2,671,615

Total current assets	67,777,391	105,579,321	96,794,565
Product rights, net	7,624,561	30,650,819	29,496,999
Property and equipment, net	3,877,908	5,049,420	4,826,897
Goodwill	—	3,651,804	3,541,584
Other assets	1,566,775	541,223	292,525

Total assets	$80,846,635	$145,472,587	$134,952,570

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$3,464,155	$4,241,075	$2,756,028
Accrued and other current liabilities	3,421,770	14,799,437	16,925,932

Total current liabilities	6,885,925	19,040,512	19,681,960
Long-term liabilities:
Convertible notes	—	13,374,455	—
Deferred tax liability	—	3,664,618	3,554,742
Other long-term liabilities	190,115	4,479,267	3,461,691

Total long-term liabilities	190,115	21,518,340	7,016,433

Total liabilities	7,076,040	40,558,852	26,698,393
Redeemable convertible preferred stock:
Preferred stock: par value $0.001, 71,000,000 shares authorized at December 31, 2002 and no shares authorized at December 31, 2003 and March 31, 2004:
5,100,000 shares designated as Series A-1 redeemable convertible preferred stock (at redemption value, which includes cumulative preferred stock accretion of $1,226,483 at December 31, 2002, $0 at December 31, 2003 and $0 at March 31, 2004); 5,069,792 shares issued and outstanding at December 31, 2002 and no shares issued and outstanding at December 31, 2003 and March 31, 2004.	6,273,565	—	—
12,900,000 shares designated as Series A-2 redeemable convertible preferred stock (at redemption value, which includes cumulative preferred stock accretion of $3,087,557 at December 31, 2002, $0 at December 31, 2003 and $0 at March 31, 2004); 12,843,473 shares issued and outstanding at December 31, 2002 and no shares issued and outstanding at December 31, 2003 and March 31, 2004.	22,337,180	—	—
33,000,000 shares designated as Series B redeemable convertible preferred stock (at redemption value, which includes cumulative preferred stock accretion of $6,582,884 at December 31, 2002, $0 at December 31, 2003 and $0 at March 31, 2004); 31,071,769 shares issued and outstanding at December 31, 2002 and no shares issued and outstanding at December 31, 2003 and March 31, 2004.	67,116,337	—	—
20,000,000 shares designated as Series C redeemable convertible preferred stock (at redemption value, which includes cumulative preferred stock accretion of $544,973 at December 31, 2002, $0 at December 31, 2003 and $0 at March 31, 2004); 19,138,756 shares issued and outstanding at December 31, 2002 and no shares issued and outstanding at December 31, 2003 and March 31, 2004.	40,259,803	—	—

Total redeemable convertible preferred stock	135,986,885	—	—
Stockholders’ equity (deficit)
Common stock: par value $0.001, 100,000,000 shares authorized, 869,177, 23,948,636 and 25,294,763 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004, respectively	869	23,949	25,295
Preferred stock: par value $0.001, 10,000,000 shares authorized, no shares issued and outstanding at December 31, 2002, December 31, 2003 and March 31, 2004.	—	—	—
Additional paid-in capital	—	222,217,779	236,384,255
Deferred compensation	(44,149)	(1,155,169)	(980,783)
Accumulated other comprehensive income	776,938	4,386,182	3,193,382
Accumulated deficit	(62,949,948)	(120,559,006)	(130,367,972)

Total stockholders’ equity (deficit)	(62,216,290)	104,913,735	108,254,177

Total liabilities and stockholders’ equity (deficit)	$80,846,635	$145,472,587	$134,952,570

See accompanying notes.

PHARMION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net sales	$—	$4,735,354	$25,539,248	$1,658,229	$15,720,545
Operating expenses:
Cost of sales, including royalties of $340,057 and $4,604,681 for the years ending December 31, 2002 and 2003, respectively, and royalties of $89,348 and $4,580,577 for the three months ending March 31, 2003 and 2004, respectively.	—	1,575,105	11,461,994	778,812	6,308,807
Clinical, development and regulatory	6,009,406	15,049,487	24,615,968	5,577,615	6,552,746
Selling, general and administrative	8,322,489	23,436,614	36,108,728	9,120,765	10,947,876
Product rights amortization	—	375,439	1,971,597	201,316	724,900

Total operating expenses	14,331,895	40,436,645	74,158,287	15,678,508	24,534,329

Loss from operations	(14,331,895)	(35,701,291)	(48,619,039)	(14,020,279)	(8,813,784)
Interest and other income (expense), net	621,664	1,109,690	(154,390)	218,549	(72,836)

Loss before taxes	(13,710,231)	(34,591,601)	(48,773,429)	(13,801,730)	(8,886,620)
Income tax expense	—	105,255	1,285,473	91,351	922,346

Net loss	(13,710,231)	(34,696,856)	(50,058,902)	(13,893,081)	(9,808,966)
Less accretion of redeemable convertible preferred stock to redemption value	(2,457,425)	(8,575,644)	(10,090,971)	(2,824,738)	—

Net loss attributable to common stockholders	$(16,167,656)	$(43,272,500)	$(60,149,873)	$(16,717,819)	$(9,808,966)

Net loss attributable to common stockholders per common share, basic and diluted	$(23.99)	$(57.58)	$(14.70)	$(21.29)	$(.40)
Shares used in computing net loss attributable to common stockholders per common share, basic and diluted	673,822	751,525	4,093,067	785,287	24,349,920
Unaudited pro forma net loss attributable to common stockholders per common share assuming conversion of preferred stock, basic and diluted (Note 2)	$(2.26)	$(2.47)	$(2.66)	$(0.78)
Shares used in computing unaudited pro forma net loss attributable to common stockholders per common share assuming conversion of preferred stock, basic and diluted (Note 2)	6,060,284	14,072,707	18,791,015	17,816,213

See accompanying notes.

PHARMION CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

									Total
	Common Stock		Treasury Stock		Additional		Other		Stockholders’
					Paid-In	Deferred	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Compensation	Income	(Deficit)	(Deficit)

Balance at January 1, 2001	667,000	$667	—	$—	$—	$(132,467)	$11,513	$(4,588,450)	$(4,708,737)
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	2,800	—	2,800
Net loss	—	—	—	—	—	—	—	(13,710,231)	(13,710,231)

Comprehensive loss									(13,707,431)
Accretion of preferred stock to redemption value	—	—	—	—	(1,059,506)	—	—	(1,397,919)	(2,457,425)
Issuance of common stock for services rendered	10,000	10	—	—	79,990	—	—	—	80,000
Exercise of stock options	172,500	173	—	—	94,577	—	—	—	94,750
Repurchase of unvested shares of common stock	—	—	(22,500)	(13,500)	—	—	—	—	(13,500)
Issuance of warrants	—	—	—	—	884,939	—	—	—	884,939
Deferred compensation	—	—	—	—	—	44,158	—	—	44,158

Balance at December 31, 2001	849,500	850	(22,500)	(13,500)	—	(88,309)	14,313	(19,696,600)	(19,783,246)
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	762,625	—	762,625
Net loss	—	—	—	—	—	—	—	(34,696,856)	(34,696,856)

Comprehensive loss									(33,934,231)
Exercise of stock options	42,177	42	—	—	32,629	—	—	—	32,671
Cancellation of unvested shares of common stock	(22,500)	(23)	22,500	13,500	(13,477)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	44,160	—	—	44,160
Accretion of preferred stock to redemption value	—	—	—	—	(19,152)	—	—	(8,556,492)	(8,575,644)

Balance at December 31, 2002	869,177	869	—	—	—	(44,149)	776,938	(62,949,948)	(62,216,290)
Comprehensive loss:
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	3,609,244	—	3,609,244
Net loss	—	—	—	—	—	—	—	(50,058,902)	(50,058,902)

Comprehensive loss									(46,449,658)
Exercise of stock options	53,190	53	—	—	73,595	—	—	—	73,648
Repurchase and cancellation of unvested shares of common stock	(4,687)	(4)	—	—	(1,871)	—	—	—	(1,875)
Deferred compensation associated with stock option grants	—	—	—	—	1,740,879	(1,740,879)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	629,859	—	—	629,859
Issuance of warrants associated with convertible notes	—	—	—	—	729,697	—	—	—	729,697
Accretion of preferred stock to redemption value	—	—	—	—	(2,540,815)	—	—	(7,550,156)	(10,090,971)
Conversion of preferred stock to common stock	17,030,956	17,031			146,060,825	—	—	—	146,077,856
Issuance of common stock, net of issuance costs	6,000,000	6,000	—	—	76,155,469	—	—	—	76,161,469

Balance at December 31, 2003	23,948,636	23,949	—	—	222,217,779	(1,155,169)	4,386,182	(120,559,006)	104,913,735
Comprehensive loss:
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	(1,023,216)	—	(1,023,216)
Net unrealized loss on available-for-sale securities (unaudited)	—	—	—	—	—	—	(169,584)	—	(169,584)
Net loss (unaudited)	—	—	—	—	—	—	—	(9,808,966)	(9,808,966)

Comprehensive loss (unaudited)									(11,001,766)
Exercise of stock options (unaudited)	3,957	4	—	—	6,327	—	—	—	6,331
Amortization of deferred compensation (unaudited)	—	—	—	—	—	174,386	—	—	174,386
Conversion of debt and accrued interest to common stock (unaudited)	1,342,170	1,342	—	—	14,160,149	—	—	—	14,161,491

Balance at March 31, 2004 (unaudited)	25,294,763	$25,295	—	$—	$236,384,255	$(980,783)	$3,193,382	$(130,367,972)	$108,254,177

See accompanying notes.

PHARMION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Operating activities
Net loss	$(13,710,231)	$(34,696,856)	$(50,058,902)	$(13,893,081)	$(9,808,966)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	212,868	1,044,453	3,516,450	532,817	1,210,071
Development expense related to warrant issuance	884,939	—	—	—	—
Compensation expense related to stock option issuance	—	—	629,859	—	174,386
Other	124,158	62,834	201,675	6,660	812
Changes in operating assets and liabilities:
Accounts receivable, net	(68,757)	(433,065)	(5,610,818)	(30,063)	(3,348,711)
Inventories	—	(1,351,257)	(1,733,357)	(773,149)	622,579
Other current assets	(224,809)	(2,544,209)	(232,363)	251,701	59,607
Other long-term assets	(32,823)	(1,484,399)	1,033,649	(241,012)	247,207
Accounts payable	495,355	2,709,344	(1,081,441)	(1,392,864)	(1,482,903)
Accrued and other current liabilities	1,310,553	1,612,470	5,632,587	1,788,086	2,987,125

Net cash used in operating activities	(11,008,747)	(35,080,685)	(47,702,661)	(13,750,905)	(9,338,793)
Investing activities
Purchases of property and equipment	(981,657)	(2,904,669)	(2,468,685)	(590,752)	(223,288)
Acquisition of business, net of cash acquired	—	—	(12,289,524)	(11,722,739)	(19,032)
Purchase of product rights	—	(8,000,000)	(1,000,000)	—	—
Purchase of available-for-sale investments	—	—	—	—	(33,252,986)

Net cash used in investing activities	(981,657)	(10,904,669)	(15,758,209)	(12,313,491)	(33,495,306)
Financing activities
Proceeds from sale of preferred and common stock, net of issuance costs	75,115,055	39,654,022	76,233,243	—	6,331
Proceeds from issuance of convertible notes and warrants	—	—	14,000,000	—	—
Payment of debt obligations	—	(7,856)	(1,075,924)	(10,482)	(967,419)

Net cash provided by (used in) financing activities	75,115,055	39,646,166	89,157,319	(10,482)	(961,088)
Effect of exchange rate changes on cash and cash equivalents	2,800	499,276	241,025	(162,885)	(419,842)

Net increase (decrease) in cash and cash equivalents	63,127,451	(5,839,912)	25,937,474	(26,237,763)	(44,215,029)
Cash and cash equivalents, beginning of period	5,316,780	68,444,231	62,604,319	62,604,319	88,541,793

Cash and cash equivalents, end of period	$68,444,231	$62,604,319	$88,541,793	$36,366,556	$44,326,764

Noncash items:
Repurchase of restricted stock	$(13,500)	$—	$—	$—	$—
Financed property and equipment acquisitions	—	222,705	—	—	57,718
Financed product rights acquisition	—	—	8,208,071	—	—
Conversion of debt and accrued interest to common stock	—	—	—	—	14,161,491
Supplemental disclosure of cash flow information:
Cash paid for interest	526	3,179	237,421	2,907	164,008
Cash paid for income taxes	—	—	237,389	41,825	159,002

See accompanying notes.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the three months ended
March 31, 2003 and 2004 is unaudited)

1.	Business Operations

      Pharmion Corporation (the “Company”) was incorporated in Delaware on August 26, 1999 and commenced operations in January 2000. The Company is engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of oncology and hematology patients. The Company’s product acquisition and licensing efforts are focused on both late-stage development products as well as those approved for marketing. In exchange for distribution and marketing rights, the Company generally grants the seller royalties on future sales and, in some cases, up-front cash payments. To date, the Company has acquired the distribution and marketing rights to four products, three of which are approved for marketing and with the fourth in late-stage development. The Company has established operations in the United States, Europe, and Australia. Through a distributor network, the Company can reach the hematology and oncology community in additional countries in the Middle East and Asia.

      On September 25, 2003, the Company effected a one for four reverse stock split of its common stock. All share and per share amounts included in these consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split.

      On November 5, 2003, the Company completed an initial public offering (“IPO”), which resulted in net proceeds of $76.2 million from the issuance of 6,000,000 shares of common stock. In connection with the initial public offering, all of the outstanding shares of the Company’s preferred stock were converted into shares of common stock.

2.	Summary of Significant Accounting Policies

Basis of Presentation

      The consolidated financial statements include the accounts of Pharmion Corporation and all subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

      Cash and cash equivalents consist of money market accounts and overnight deposits. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Interest income resulting from cash and cash equivalent holdings was $621,664, $990,842 and $494,595 for the years ended December 31, 2001, 2002 and 2003, respectively.

Unaudited Interim Results

      The accompanying consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and cash flows for the three months ended March 31, 2003 and March 31, 2004 and the consolidated statement of stockholders equity (deficit) for the three months ended March 31, 2004 are unaudited. The unaudited interim statements have been prepared in accordance with U.S. generally accepted accounting principles and are on the same basis as the annual financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, the unaudited interim financial statements reflect all adjustments, which include only normal, recurring adjustments necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2003 and 2004. The financial data and other information disclosed in the notes to the consolidated financial statements related to the three month and subsequent periods are unaudited. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

Inventories

      Inventories consist of Innohep®, Refludan® and Thalidomide. Innohep® is a drug that is sold exclusively in the U.S. market, while Refludan® and Thalidomide are sold in the international markets. All of the products are manufactured by third-party manufacturers and delivered to the Company as finished goods. Inventories are stated at the lower of cost or market, cost being determined under the first-in, first-out method. The Company periodically reviews inventories and items considered outdated or obsolete are reduced to their estimated net realizable value. The Company estimates reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, product expiration dates and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels are excessive, then inventories are reduced to their estimated net realizable value. The Company wrote off $1.8 million of obsolete and short-dated inventory during the year ended 2003.

Revenue Recognition

      The Company sells its products to wholesale distributors and directly to hospitals, clinics, and retail pharmacies. Revenue from product sales is recognized when ownership of the product is transferred to the customer, the sales price is fixed and determinable, and collectibility is reasonably assured. Within the United States and certain foreign countries, revenue is recognized upon shipment (freight on board shipping point) as title has transferred to the customer along with the risk and rewards of ownership. In certain other foreign countries it is common practice that ownership transfers upon receiving the product and, accordingly, in these circumstances revenue is recognized upon delivery (freight on board destination) when title effectively transfers.

      Revenue is reported net of allowances for chargebacks from distributors, product returns, rebates, and discounts. Significant estimates are required in determining such allowances and are based on historical data, industry information, and information from customers. If actual results are different from the estimates, the Company will adjust the allowances at the time such differences become apparent.

      Certain governmental health insurance providers as well as hospitals and clinics that are members of group purchasing organizations may be entitled to price discounts and rebates on the Company’s products used by those organizations and their patients. As such, the Company must estimate the likelihood that products sold to wholesale distributors will ultimately be subject to a rebate or price discount. This estimate is based on historical trends and industry data on the utilization of the Company’s products.

Short-term Investments

      Short-term investments consisted of investment grade government agency and corporate debt securities due within one year. Investments with maturities beyond one year are classified as short-term based on their highly liquid nature and because such investments represent the investment of cash that is available for current operations. All investments are classified as available-for-sale and are reported at market value. Unrealized gains and losses are reflected in other comprehensive income.

Risks and Uncertainties

      The Company is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to regulatory approvals, dependence on key products, dependence on key customers and suppliers, and protection of proprietary rights.

Advertising Costs

      The Company expenses all advertising, promotional and publication costs as incurred. Total advertising costs were approximately $72,000, $1,914,000 and $2,218,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

Translation of Foreign Currencies

      The functional currencies of the Company’s foreign subsidiaries are the local currencies, primarily the British Pound Sterling, Euro, and Swiss Franc. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation, assets and liabilities are translated using the current exchange rate as of the balance sheet date. Income and expenses are translated using a weighted average exchange rate over the period ending on the balance sheet date. Adjustments resulting from the translation of the financial statements of the Company’s foreign subsidiaries into U.S. dollars are excluded from the determination of net loss and are accumulated in a separate component of stockholders’ equity (deficit). Foreign exchange transaction gains and losses which, to date have been immaterial, are included in the results of operations.

Comprehensive Income

      The Company reports comprehensive income in accordance with the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income includes all changes in equity for cumulative translation adjustments resulting from the consolidation of foreign subsidiaries and unrealized gain (loss) adjustments to available-for-sale investments.

Product Rights

      The cost of acquiring the distribution and marketing rights of the Company’s products were capitalized and are being amortized on a straight-line basis over the estimated benefit period of 10-15 years.

Goodwill

      The Company completed a business acquisition in 2003, which resulted in the creation of goodwill. In accordance with SFAS no. 142, “Goodwill and Other Intangible Assets,” the Company does not amortize goodwill. SFAS 142 requires the Company to perform an impairment review of goodwill at least annually. If it is determined that the value of goodwill is impaired, the Company will record the impairment charge to the statement of operations in the period it is discovered.

Property and Equipment

      Property and equipment are stated at cost. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized. Leasehold improvements are amortized over the economic life of the asset or the lease term, whichever is shorter. Depreciation and amortization of property and equipment are computed using the straight-line method based on the following estimated useful lives:

Estimated
Useful Life

Computer hardware and software	3 years
Leasehold improvements	3-5 years
Equipment	7 years
Furniture and fixtures	10 years

Long-Lived Assets

      Long-lived assets, other than goodwill, consist primarily of product rights, and property and equipment. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the recoverability of the carrying value of long-lived assets to be held and used is evaluated based upon changes in the business environment or other facts and circumstances that suggest they may be impaired. If this evaluation

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

indicates the carrying value will not be recoverable, based on the undiscounted expected future cash flows generated by these assets, the Company reduces the carrying amount to the estimated fair value.

Concentration of Credit Risk

      Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, short-term investments and accounts receivable. The Company maintains its cash balances in the form of money market accounts and overnight deposits with financial institutions that management believes are creditworthy. The Company has no financial instruments with off-balance-sheet risk of accounting loss.

      The Company’s products are sold both to wholesale distributors and directly to hospitals and clinics. Ongoing credit evaluations of customers are performed and collateral is generally not required. The Company maintains a reserve for potential credit losses based on the financial condition of customers and the aging of accounts. Losses have been within management’s expectations.

      In 2002 and 2003, revenues generated from three customers in the United States totaled approximately 37% and 13%, respectively, of consolidated net revenues. During the three months ended March 31, 2003 and 2004, revenues generated from such customers totaled approximately 27% and 10%, respectively, of consolidated net revenues. Revenues generated from international customers were individually less than 5% of consolidated net revenues.

Clinical, Development and Regulatory Costs

      Clinical, development, and regulatory costs include salaries, benefits and other personnel related expenses as well as fees paid to third parties for clinical development and regulatory services. Such costs are expensed as incurred.

Fair Value of Financial Instruments

      Financial instruments consist of cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities. The carrying values of these instruments approximate fair value due to their short-term nature.

Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting for Stock-Based Compensation

      The Company has elected to account for its stock compensation arrangements to employees under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and its related interpretations. Under the provisions of APB 25, the company utilizes the intrinsic value method of accounting. Under this method, compensation expense is recognized on the date of grant if the current market price of the underlying stock exceeds the exercise price. The difference in value between the current market price and the exercise price is recorded as deferred compensation and is amortized to expense over the vesting period of the option on a straight-line basis.

      Pro forma information regarding net loss is required by SFAS 123, Accounting for Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

value method of that statement. The fair value for options granted was estimated at the date of grant using the Black-Scholes valuation model. Under this model, the following assumptions were used:

	Years ended December 31,			Three months
				ended
	2001	2002	2003	March 31, 2004

Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	83%	85%	86%	85%
Risk free interest rate	4.0%	2.9%	2.8%	2.8%
Expected life of options	5 years	5 years	5 years	5 years

      The expected stock price volatility was estimated using percentages reported by similar public companies within the pharmaceutical industry as the Company does not have a sufficient trading history from which to calculate volatility. The weighted-average fair value per share was $0.53, $1.33 and $8.98 for the options granted in 2001, 2002, and 2003, respectively, and $13.08 for options granted during the three months ended March 31, 2004. The difference between the actual expense recorded and pro forma expense for all periods presented is provided in the table below:

	Years Ended December 31,			Three Months Ended March 31,

	2001	2002	2003	2003	2004

Net loss attributable to common stockholders as reported	$(16,167,656)	$(43,272,500)	$(60,149,873)	$(16,717,819)	$(9,808,966)
Add stock based compensation expense included in net loss	—	—	585,710	—	174,386
Deduct stock based compensation expense determined using the fair value method for all rewards	(122,453)	(1,519,459)	(5,480,067)	(135,516)	(486,226)

Pro forma net loss	$(16,290,109)	$(44,791,959)	$(65,044,230)	$(16,853,335)	$(10,120,806)

Net loss per common share basic and diluted
As reported	$(23.99)	$(57.58)	$(14.70)	$(21.29)	$(.40)
Pro forma	(24.18)	(59.60)	(15.89)	(21.46)	(.42)

      Option valuation models such as the Black-Scholes value method described above require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of the Company’s management, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      The Company accounts for options issued to consultants using the provisions of SFAS 123 and Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments that are Issued to other than Employees for Acquiring or in Conjunction with Selling Goods or Services.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

Net Loss Per Share

      Basic net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period reduced, where applicable, for outstanding, yet unvested, shares. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential incremental common shares outstanding during the period, if their effect is dilutive. Potential incremental common shares include shares of common stock issuable upon the exercise of stock options and warrants and upon the conversion of convertible notes and redeemable convertible preferred stock outstanding during the period. The potential shares of common stock have not been included in the diluted net loss per share calculation because to do so would be anti-dilutive. Such shares totaled 4,715,691, 5,800,304 and 3,625,180 for the years ended December 31, 2001, 2002 and 2003, respectively, and 18,871,009 and 2,035,537 as of March 31, 2003 and 2004, respectively.

Pro Forma Net Loss Per Share

      Immediately prior to the effective date of the IPO (November 12, 2003), all redeemable convertible preferred stock shares outstanding converted into an aggregate of 17,030,956 shares of common stock. The pro forma net loss per share was calculated on the consolidated statement of operations for the year ended December 31, 2003 and for the three months ended March 31, 2003, to show the effects of this conversion on earnings per share. It is computed by dividing net loss before accretion of redeemable convertible preferred stock by the weighted average number of common shares outstanding, including the pro forma effects of conversion of all outstanding redeemable convertible preferred stock into shares of the Company’s common stock.

3.	Geographic Information

      Foreign and domestic financial information (in thousands):

		United	Foreign
Years ended December 31,	Period	States	Entities	Total

Net Sales	2001	$—	$—	$—
	2002	2,100	2,635	4,735
	2003	3,751	21,788	25,539
Operating loss	2001	$(11,451)	$(2,881)	$(14,332)
	2002	(26,114)	(9,587)	(35,701)
	2003	(32,899)	(15,720)	(48,619)
Total Assets	2001	$66,984	$3,294	$70,278
	2002	69,626	11,221	80,847
	2003	90,295	55,178	145,473

Three months ended March 31,

Net Sales	2003	$500	$1,158	$1,658
	2004	1,657	14,064	15,721
Operating loss	2003	$(8,927)	$(5,094)	$(14,021)
	2004	(7,477)	(1,337)	(8,814)

4.	Acquisition of Laphal Développement

      On March 25, 2003, a subsidiary of the Company acquired 100% of the outstanding stock of Gophar S.A.S. and its wholly owned subsidiary, Laphal Développement S.A. (collectively, “Laphal”). Laphal is a French pharmaceutical company focused on the sale of orphan drugs primarily in France and Belgium. Under the terms of the related Stock Purchase Agreement (“SPA”), the Company paid €12 million at closing, less the amount of Laphal’s net financial debt (as defined in the SPA). The actual amount of cash paid for Laphal, net of cash

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

received in the acquisition and including transaction costs incurred was approximately $12.3 million. Two additional payments of €4 million each will be paid if certain aggregate sales targets are achieved. As a result of this purchase, the Company acquired the rights to the Laphal thalidomide formulation and access to certain European markets.

      The following assets and liabilities were acquired in the acquisition of Laphal. The purchase price allocation is subject to adjustment up to one year from the acquisition date.

As of March 25,
2003

Current assets:
Cash and cash equivalents	$1,551,479
Accounts receivable	1,096,486
Inventories	413,707
Other current assets	496,447

Total current assets	3,558,119
Product rights	13,723,231
Goodwill	3,651,804
Property and equipment, net	8,743

Total assets acquired	20,941,897

Current liabilities:
Accounts payable	$1,353,288
Accrued and other current liabilities	1,206,851
Long-term debt, due within one year	277,006

Total current liabilities	2,837,145
Deferred tax liability	3,651,804
Long-term debt	576,100

Total liabilities assumed	$7,065,049

Net assets acquired	$13,876,848

      The operating results of Laphal have been included in the results of the Company from the date of the acquisition. Product rights relate to thalidomide and are being amortized over the 15 year period in which the Company expects to generate significant revenues from this product.

      The following pro forma combined financial information for the years ended December 31, 2003 and 2002 is derived from the historical financial statements of the Company and of Laphal for the periods then ended, adjusted to give effect to their consolidation using the purchase method of accounting and to reflect interest costs on the convertible notes issued by the Company to fund the acquisition. This pro forma financial information assumes the acquisition of Laphal occurred as of the beginning of the periods shown. It is provided for illustrative

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

purposes only and is not indicative of the operating results that would have been achieved had the acquisition been consummated at the dates indicated, nor is it necessarily indicative of future operating results:

	Year Ended	Year Ended
	December 31,	December 31,
	2002	2003

Net sales	$10,283,058	$27,326,566
Net loss	$(36,374,903)	$(50,426,996)
Net loss attributable to common stockholders per common share, basic and diluted	$(59.81)	$(14.79)

5.	License Agreements

      The cost value and accumulated amortization associated with the Company’s product rights is as follows:

	As of December 31, 2002		As of December 31, 2003		As of March 31, 2004

	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

Amortized product rights:
Innohep®	$5,000,000	$(250,000)	$5,000,000	$(750,000)	$5,000,000	$(875,000)
Refludan®	3,000,000	(125,439)	12,208,071	(865,045)	12,208,071	(1,201,967)
Thalidomide	—	—	15,849,130	(791,337)	15,389,658	(1,023,763)

Total	$8,000,000	$(375,439)	$33,057,201	$(2,406,382)	$32,597,729	$(3,100,730)

      Amortization expense of $0, $375,439 and $1,971,597 was recorded for the years ended December 31, 2001, 2002 and 2003, respectively. The estimated amortization expense for the next five years is approximately $2.9 million per year.

Innohep®

      In June 2002, the Company entered into an agreement with LEO Pharma A/S for the license of the low molecular weight heparin, Innohep®. Under the terms of the agreement, the Company acquired an exclusive right and license to market and distribute Innohep® in the United States. On the closing date the Company paid $5 million for the license, which is capitalized as product rights and is being amortized over a 10 year period in which the Company expects to generate significant revenues. On the closing date, the Company paid an additional $2.5 million, which is creditable against royalty payments otherwise due during the period ending March 1, 2005. In addition, the Company is obligated to pay LEO Pharma royalties at the rate of 30% of net sales on annual net sales of up to $20 million and at the rate of 35% of net sales on annual net sales exceeding $20 million, less in each case the Company’s purchase price from LEO Pharma of the units of product sold. The agreement has a term of ten years.

Refludan®

      In May 2002, the Company entered into agreements to acquire the exclusive right to market and distribute Refludan® in all countries outside the U.S. and Canada. These agreements, as amended in August 2003, transferred all marketing authorizations and product registrations for Refludan® in the individual countries within the Company’s territories. As of December 31, 2003, the Company had paid Schering an aggregate of $5 million to date and was obligated to make eight additional fixed payments to Schering, payable in quarterly installments of $1 million through the end of 2005. The value of the total cash payments made and the present value of future payments is $12.2 million, which was capitalized to product rights and is being amortized over the 10 year period

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

during which the Company expects to generate revenue. Additional payments of up to $7.5 million will be due Schering upon achievement of certain milestones. Because such payments are contingent upon future events, they are not reflected in the accompanying financial statements. In addition, the Company paid Schering an 8% royalty on net sales of Refludan® through December 31, 2003 and will pay a royalty of 14% of net sales of Refludan® thereafter until the aggregate royalty payments total $12.0 million measured from January 2004. At that time, the royalty rate will be reduced to 6%.

Azacitidine and Thalidomide

      In 2001, the Company acquired the development and commercialization rights to two products being developed for the treatment of certain bone marrow disorders and malignancies. Global rights to azacitidine were licensed from Pharmacia Corporation. Rights to Thalomid® (thalidomide) were licensed in all countries outside the U.S., Canada, and certain Asian countries from Celgene Corporation and Penn T Limited. The Company is responsible for all remaining costs associated with the development, regulatory review, and commercialization of these products.

      Under the terms of the Company’s agreement with Pharmacia, the Company is obligated to pay a royalty of up to 20% on net sales of azacitidine. The license from Pharmacia has a term extending for the longer of the last to expire of valid patent claims in any given country or ten years from the first commercial sale of the product in a particular country.

      Under the Company’s agreements with Penn and Celgene, the Company will pay a combined royalty of 36% of net sales, less the Company’s purchase price from Penn of the units of product sold, on all sales of thalidomide once it is approved by the appropriate health regulatory authority for sale in any country within the Company’s license territory. Until such approvals are obtained, the combined royalty payment obligations to Celgene and Penn are generally lower than 36%. The Company’s royalty payment obligations to Celgene and Penn are subject to certain minimum yearly payment thresholds. The minimum payment obligations, which total approximately $1.9 million per quarter, expire the earlier of 2006 or the date we obtain regulatory approval to market thalidomide in Europe. In connection with our ongoing relationship with Celgene, and to further the clinical development of thalidomide, particularly in multiple myeloma, the Company also agreed to fund an aggregate of $8.0 million of Celgene’s clinical trial development costs for clinical studies of thalidomide. Through March 31, 2004, the Company had funded $3.75 million of the $8 million commitment with $4.25 million to be paid in quarterly installments during 2004 and 2005. The agreements with Celgene and Penn each have a ten year term beginning from the date of receipt of the first regulatory approval for thalidomide in the United Kingdom, subject, in the case of the Celgene agreement to Celgene having a right to terminate the agreement if the Company has not obtained that approval by November 2006.

      In connection with the 2003 acquisition of Laphal (see note 4), the Company acquired rights to Laphal’s formulation of Thalidomide. The portion of the Laphal purchase price allocated to Thalidomide has been included in product rights, net on the accompanying consolidated balance sheet.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

6.	Property and Equipment

	December 31,

	2002	2003

Property and equipment:
Computer hardware and software	$2,378,433	$4,251,895
Furniture and fixtures	999,970	1,311,303
Equipment	521,027	827,681
Leasehold improvements	959,669	1,213,363

	4,859,099	7,604,242
Less accumulated depreciation	(981,191)	(2,554,822)

Total property and equipment, net	$3,877,908	$5,049,420

      Depreciation expense was $213,945, $669,014 and $1,544,830 for the years ended December 31, 2001, 2002 and 2003, respectively.

7.	Accrued and Other Current Liabilities

	December 31,

	2002	2003

Accrued and other current liabilities
Royalties payable	$—	$2,040,588
Income taxes payable	98,920	1,035,652
Product rights and notes payable	42,380	3,988,456
Accrued salaries and benefits	1,475,960	3,180,228
Accrued operating expenses	1,804,510	4,554,513

	$3,421,770	$14,799,437

8.	Other Long-term Liabilities

      Other long-term liabilities as of December 31, 2002 and 2003 consisted of the following items:

	2002	2003

Product rights payable	$—	$7,398,544
Notes payable	232,495	1,069,179

	232,495	8,467,723
Current portion of product rights and notes payable	(42,380)	(3,988,456)

Other long term liabilities	$190,115	$4,479,267

      In August 2003, the Company restructured the purchase of Refludan product rights with Schering AG and agreed to make a $1 million payment upon execution of the agreement and nine future quarterly payments of $1 million each commencing in December 2003. The future payments were discounted at 7% per annum, to determine the present value of the product rights payable balance.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

      Maturities of other long-term liabilities are as follows:

2004	$3,988,456
2005	4,288,465
2006	123,666
2007	64,315
2008	2,821

$8,467,723

9.	Convertible Notes

      In April 2003, the Company issued $14 million of 6% convertible notes. Proceeds from the convertible notes were used to fund the acquisition of Laphal. Interest on the notes is payable annually and the notes are due in their entirety in April 2008. Interest expense of $619,265 was recorded in 2003 associated with the notes. The notes are convertible into shares of the Company’s common stock at a conversion price of $11.00 per share. The Company has the right to call the notes if shares of the Company’s common stock maintain an average closing price of $15.00 per share or more on a public market over a 20-day consecutive trading period. Holders of the notes also received warrants to purchase an aggregate of 424,242 shares of the Company’s common stock at a price of $11.00 per share. The value of these warrants has been reflected as an additional debt discount to be amortized over the term of the debt.

      Effective March 1, 2004, the holders of the convertible notes exercised their right to convert the notes into common stock. Notes payable in the amount of $14 million plus accrued interest thereon converted into 1,342,170 shares of the Company’s common stock. Had these shares converted upon issuance in 2003, the net loss attributable to common stockholders per basic and diluted common share for the year ended December 31, 2003 would have been $(11.90).

10.	Leases and Other Commitments

      The Company leases office space and equipment under various noncancelable operating lease agreements. One of these agreements has a renewal term which allows the Company to extend this lease up to six years, or through 2013. Rental expense was $443,274, $943,635 and $1,561,425 for the years ended December 31, 2001, 2002 and 2003, respectively.

      As of December 31, 2003, future minimum rental commitments, by fiscal year and in the aggregate, for the Company’s operating leases are as follows:

2004	$2,199,359
2005	1,905,300
2006	1,455,486
2007	982,957
2008	550,780

Total minimum lease payments	$7,093,882

11.	Income Taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under the provisions of SFAS 109, a deferred tax liability or asset (net of a valuation allowance) is provided in the financial statements by applying the provisions of applicable tax laws to measure the deferred tax consequences of temporary differences that will result in net

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

taxable or deductible amounts in future years as a result of events recognized in the financial statements in the current or preceding years.

      At December 31, 2003, the Company has federal, state, and foreign net operating loss carryforwards for income tax purposes of approximately $77.3 million, which will expire in the years 2019 through 2023 if not utilized.

      The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a “change of ownership” as described in Section 382 of the Internal Revenue Code. Such a change of ownership may limit the Company’s utilization of its net operating loss and tax credit carryforwards, and could be triggered by an initial public offering or by subsequent sales of securities by the Company or its stockholders.

      The components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2002	2003

Deferred tax assets:
Allowance on accounts receivable	$270,947	$301,476
Organization costs	7,649,063	4,769,663
Credit carryforwards	142,977	4,195,219
Net operating loss	8,219,129	18,822,182
Other	426,064	400,133

Total gross deferred tax assets	16,708,180	28,488,673
Valuation allowance	(16,625,666)	(28,282,751)

Deferred tax assets, net of valuation allowance	82,514	205,922

Deferred tax liabilities:
Depreciation	—	(143,883)
Amortization of product rights	—	(3,559,476)
Prepaid expenses	(66,209)	(154,366)
Other	(16,305)	(12,815)

Total gross deferred tax liabilities	(82,514)	(3,870,540)

Net deferred tax liability	$—	$(3,664,618)

      A valuation allowance was recorded in 2002 and 2003 due to the Company’s inability to determine if it is more likely than not that the deferred tax asset will be realized in future periods.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

      The Company’s effective tax rate differs from the federal income tax rate for the following reasons:

	Years Ended
	December 31,

	2002	2003

Expected federal income tax benefit (expense) at statutory rate	34.00%	34.00%
Effect of permanent differences	(0.09)%	(4.36)%
State income tax, net of federal benefit	2.12%	1.19%
Effect of tax credits	0.00%	5.31%
Effect of foreign operations	0.00%	(5.04)%
Valuation allowance	(36.33)%	(33.74)%

	(0.30)%	(2.64)%

      The provision for income taxes is comprised of the following:

	Years Ended
	December 31,

	2002	2003

Current provision:
Federal	$—	$—
State	—	194,496
Foreign	105,255	1,090,977

Total	105,255	1,285,473
Deferred provision:
Federal	—	(7,067,508)
State	—	(609,273)
Foreign	—	(3,986,714)

Total	—	(11,663,495)
Valuation allowance	—	11,663,495

Total	$105,255	$1,285,473

12.	Stock Option Plans

      In 2000, the Company’s Board of Directors approved the 2000 Stock Incentive Plan (the “2000 Plan”) and authorized 2,758,000 shares of stock to be reserved under the plan. The 2000 Plan provides for awards of both nonstatutory stock options and incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and stock purchase rights to purchase shares of the Company’s common stock. A total of 886,612 shares of common stock are available for future stock option issuance to eligible employees, consultants, and directors of the Company as of December 31, 2003.

      In 2001, the Company’s Board of Directors approved the 2001 Non-Employee Director Stock Option Plan (the “2001 Plan”) and authorized 375,000 shares of stock to be reserved under the plan. The 2001 Plan provides for awards of nonstatutory stock options only. A total of 187,500 shares of common stock are available for future stock option issuance to directors of the Company as of December 31, 2003.

      The 2000 Plan and the 2001 Plan are administered by the compensation committee of the Board of Directors, which has the authority to select the individuals to whom awards will be granted and to determine whether and to what extent stock options and stock purchase rights are to be granted, the number of shares of

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

common stock to be covered by each award, the vesting schedule of stock options, generally over a period of four years, and all other terms and conditions of each award. The grants expire 7 and 10 years from the date of grant for the 2000 and 2001 Plans, respectively.

      In November 2001, the Board of Directors amended all existing U.S. stock option agreements under both the 2000 and 2001 Plans. The amendment provided that all options are immediately exercisable. However, any shares acquired upon exercise are subject to repurchase by the Company over a reverse vesting period that entitles the optionee to exactly the same vesting schedule as the original grant. The repurchase price is equal to the exercise price of the options. Under the 2000 and the 2001 Plan, employees and directors have exercised options to purchase 59,869 and 90,945 shares that are not yet vested at December 31, 2003 and 2002, respectively.

      All options granted under the 2000 Plan after November 5, 2003, the effective date of the Company’s initial public offering, will be exercisable only when the optionee is vested in such options.

      In September 2003, the Board of Directors amended both the 2000 and 2001 plans to allow for automatic “evergreen” annual additions to the stock options available for grant not to exceed 500,000 shares and 50,000 shares, respectively.

      A summary of the Plans’ activity is as follows:

	Number of	Weighted Average
	Options	Exercise Price

Balance, January 1, 2001	190,754	$0.40
Granted	232,250	0.76
Exercised	(172,500)	0.52
Terminated or expired	(13,125)	0.44

Balance, December 31, 2001	237,379	0.68
Granted	1,142,738	1.96
Exercised	(42,177)	0.76
Terminated or expired	(15,948)	0.56

Balance, December 31, 2002	1,321,992	1.76
Granted	610,219	9.21
Exercised	(53,190)	1.38
Terminated or expired	(60,809)	1.91

Balance, December 31, 2003	1,818,212	$4.28

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

      A summary of options outstanding as of December 31, 2003, is as follows:

				Exercisable Options
	Outstanding Options
				Shares
		Weighted-Average	Weighted-	Currently	Weighted-
	Shares	Remaining	Average	Vested and	Average
Exercise Price	Under Option	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.40	76,375	3.8	$.40	60,089	$0.40
$0.60	46,691	5.3	$.60	29,009	$0.60
$1.60	633,498	5.5	$1.60	268,703	$1.60
$2.40	689,898	6.3	$2.40	162,500	$2.40
$12.12	22,500	6.9	$12.12	—	$—
$13.67	346,000	6.9	$13.67	—	$—
$14.07	3,250	7.0	$14.07	—	$—

Total	1,818,212	6.0	$4.28	520,301	$1.66

      During the period January 1, 2003 through November 5, 2003, the effective date of the Company’s initial public offering, options were granted to employees and directors at exercise prices that were less than the estimated fair value of the underlying shares of common stock as of the grant date. In accordance with APB 25, deferred compensation expense is being recognized for the excess of the estimated fair value of the Company’s common stock as of the grant date over the exercise price of the options and amortized to expense on a straight-line basis over the vesting periods of the related options, which is generally 4 years. The Company recorded compensation expense totaling $585,710 for the year ended December 31, 2003 and $174,386 for the three months ended March 31, 2004. As of December 31, 2003, the unamortized compensation expense recorded as deferred compensation within the statement of stockholders’ equity (deficit) was $1,155,169.

13.	Common and Redeemable Convertible Preferred Stock

Common Stock

      On January 4, 2000, the Company issued 667,000 shares of its common stock to founders for $2,000. On January 5, 2000, the Company executed a restricted stock agreement pertaining to the issuance of these shares to its founders. Under this agreement, 33.33% of these shares vested immediately while the remaining shares vest over a term of forty-eight months. As a result, the Company’s 2001, 2002 and 2003 statements of operations reflect $44,158, $44,160 and $44,149, respectively, of stock compensation related to this arrangement.

Redeemable Convertible Preferred Stock

      In January 2000, the Company issued 5,069,792 shares of redeemable convertible preferred stock (“Series A Preferred”), in a first closing, to a group of private investors at a purchase price of $1.00 per share. In December 2000 and January 2001, the Company issued 3,237,500 and 9,605,973 shares, respectively, of Series A Preferred, in a second closing, to the same group of investors at a purchase price of $1.50 per share. In November 2001, the Company issued 31,071,769 shares of redeemable convertible preferred stock (“Series B Preferred”) to a group of investors at a purchase price of $2.09 per share. In October 2002, the Company issued 19,138,756 shares of redeemable convertible preferred stock (“Series C Preferred”) at a purchase price of $2.09 per share.

      All of the preferred shares had preferences before common stock in liquidation equal to the initial preferred purchase price, plus any accrued but unpaid noncumulative dividends. In addition, the Series B and Series C Preferred shares had preferences before the Series A Preferred shares and were entitled to share on a pro rata, as if converted, basis in the remaining assets with the common shares after preferential liquidation payments were made to preferred shareholders.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

      In connection with the completion of the Company’s initial public offering in November 2003, all of the outstanding shares of redeemable convertible preferred stock were automatically converted into 17,030,956 shares of the Company’s common stock.

Warrants

      In November 2001, the Company issued a warrant to purchase 1,701,805 shares of Series B Preferred stock at $2.09 per share to a business partner which is exercisable one year after the date of grant and expires seven years from the date of grant. Based on the estimated fair value of the warrant, development expense in the amount of $884,939 was recorded in connection with the issuance of this warrant in 2001. Upon conversion of the Company’s preferred shares to common stock in November 2003, the number of shares available under the warrant has been automatically modified to 425,451 shares of common stock at $8.36 per share.

      In April 2003, the Company issued two warrants in conjunction with the convertible debt issued in 2003. The warrants have a life of five years and can be exercised immediately. A total of 424,242 shares of common stock can be purchased at a price of $11.00 per share under these warrants. The $729,697 fair value of the warrant has been classified as APIC with a corresponding amount treated as a debt discount which is being amortized using the interest method.

14.	Employee Savings Plans

      Through 2002, the Company’s employees located in the U.S., were leased from ADP Total Source II, the employer of record, and worked exclusively for the Company. These employees participated in a 401(k) plan sponsored by ADP Total Source II that allowed participants to contribute up to 15% of their salary, subject to eligibility requirements and annual limits. Effective January 1, 2003, the employee leasing arrangement with ADP Total Source II was terminated and the administration of the 401(k) plan for U.S. employees was transitioned to the Company. Under the ADP and Company sponsored plans, the Company matches 100% of the participant’s contribution up to a limit of 3% of the participant’s annual salary. Matching contributions totaled $116,526, $112,910 and $204,561 in 2001, 2002 and 2003, respectively. The Company’s international employees are eligible to participate in retirement plans, subject to the local laws that are in effect for each country. The Company matched $0, $144,355 and $321,695 of the contributions made by these employees in 2001, 2002 and 2003, respectively.

15.	Related Parties

      In 2001, one of the members of the Board of Directors of the Company performed consulting services for the Company in exchange for an option to purchase 12,500 shares of the Company’s common stock. The expense related to these options was immaterial.

      As part of the relocation assistance provided to three officers, during 2002, the Company made loans totaling $400,000 to these individuals. At December 31, 2003, the balance outstanding for these loans is $262,500. The loans do not bear interest and are secured by a second deed of trust on the principal residences of each of the officers. The notes are repayable over terms ranging from two to four years. The Company has agreed, for as long as these officers remain employed by the Company, to make annual bonus payments to these officers in amounts sufficient to pay the loan amounts then due.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

16.	Quarterly Information (dollars in thousands, except per share data) (Unaudited)

	March 31,	June 30,	September 30,	December 31,	March 31,
	2003	2003	2003	2003(1)	2004

Net sales	$1,658	$4,429	$7,673	$11,779	$15,721
Cost of sales	779	3,681	2,681	4,321	6,309
Loss from operations	(14,020)	(14,071)	(8,924)	(11,604)	(8,814)
Net loss	(13,893)	(13,994)	(9,254)	(12,918)	(9,809)
Net loss applicable to common shareholders	(16,718)	(16,819)	(12,079)	(14,534)	(9,809)
Net loss applicable to common shareholders per share—basic and diluted	$(21.29)	$(20.72)	$(14.35)	$(1.05)	$(0.40)
Proforma net loss applicable to common shareholders per share—basic and diluted (Note 2)	$(0.78)	$(0.78)	$(0.52)	$(0.60)	$(0.40)

	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002

Net sales	$—	$—	$2,036	$2,699
Cost of sales	—	—	702	873
Loss from operations	(6,182)	(7,643)	(9,157)	(12,719)
Net loss	(5,861)	(7,404)	(9,155)	(12,277)
Net loss applicable to common shareholders	(7,864)	(9,406)	(11,158)	(14,845)
Net loss applicable to common shareholders per share—basic and diluted	$(10.96)	$(12.67)	$(14.55)	$(19.09)
Proforma net loss applicable to common shareholders per share—basic and diluted (Note 2)	$(0.45)	$(0.57)	$(0.70)	$(0.71)

(1)	In November 2003, the Company issued 6,000,000 shares of common stock upon completion of an initial public offering and converted all outstanding preferred stock into 17,030,956 shares of common stock. The fourth quarter net loss per share reflects this increase to the number of shares outstanding.

17.	Subsequent Event (Unaudited)

      In April 2004, the Company settled its suit against Lipomed AG. During the fourth quarter of 2003, the Company filed suit against Lipomed, and certain of its distributors, in the UK, Switzerland, Germany and Italy for patent infringement in connection with their sales of thalidomide for the treatment of angiogenesis-mediated disorders, including multiple myeloma, in these countries. The Company was seeking injunctive relief that would have prevented the defendants from making any further sales of thalidomide for the treatment of angiogenesis-mediated disorders, including multiple myeloma, in the four countries in which the Company brought suit, and damages against the defendants. All parties to the litigation agreed to a settlement of all claims. Lipomed agreed to cease selling its thalidomide formulation and to not further challenge the validity of the thalidomide patent.

PHARMION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

The Company agreed to make a €1.25 million payment to Lipomed toward the legal costs incurred by Lipomed in connection with the suit and in consideration of future assistance to be provided to the Company by Lipomed in obtaining regulatory approvals to market Thalidomide Pharmion 50mg in those countries in which the Company is currently not approved to do so. In addition, the Company entered into a distribution agreement on customary terms with Lipomed pursuant to which the Company appointed Lipomed as its exclusive distributor of Thalidomide Pharmion 50mg in Switzerland and Austria effective May 1, 2004.

SCHEDULE II

Valuation and Qualifying Accounts

		Additions
	Balance at	charged to
	beginning of	expense or		Balance at end
Years ended December 31,	period	sales	Deductions	of period

2003
Allowances for chargebacks, cash discounts and doubtful accounts	$734,000	$2,486,000	$(2,401,000)	$819,000
Inventory reserve	—	1,761,000	(374,000)	1,387,000

2002
Allowances for chargebacks, cash discounts and doubtful accounts	$—	$1,156,000	$(422,000)	$734,000
Inventory reserve	—	—	—	—

2001
Allowances for chargebacks, cash discounts and doubtful accounts	$—	$—	$—	$—
Inventory reserve	—	—	—	—

S-1